SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the nine-six period ended on December 31, 2010 and on December 31, 2009 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free Translation of the Unaudited Financial Statements

Corresponding to the six-month periods

ended December 31, 2010 and 2009

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free Translation of the Unaudited

Consolidated Financial Statements

corresponding to the six-month periods

ended December 31, 2010 and 2009

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year No. 76 started on July 1, 2010

Unaudited Financial Statements for the period ended December 31, 2010

In comparative format with previous fiscal year (Note 1- Consolidated Statements)

(in thousands of pesos)

Legal Address:	Moreno 877, 23 Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE
Free translation from the original prepared in Spanish for publication in Argentina

Of the by-laws:	February 19th, 1937

Of the latest amendment:	July 28th, 2008

Duration of the Company:	June 6th, 2082

Information on controlled companies in Note 2 to the Consolidated Financial Statements

CAPITAL STATUS (Note 3 of basic financial statements)
SHARES
Type of stock	Authorized to be offered publicly	Subscribed	Paid-in
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,560,929	501,560,929	501,560,929

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet as of December 31, 2010 and 2009 and June 30, 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	December 31, 2010	June 30, 2010	December 31, 2009		December 31, 2010	June 30, 2010	December 31, 2009
	(Notes 1 and 2)	(Notes 1 and 2)	(Notes 1 and 2)		(Notes 1 and 2)	(Notes 1 and 2)	(Notes 1 and 2)
ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 4.a.)	138,860	80,919	57,314	Trade accounts payable (Note 4.i.)	348,457	403,743	371,263
Investments (nota 4.b)	293,044	278,968	290,732	Short-term debt (Note 4.j.)	1,209,351	1,059,736	742,079
Trade accounts receivable, net (Note 4.c.)	365,147	441,065	329,193	Salaries and social security payable (Note 4.k.)	41,910	61,484	36,574
Other receivables (Note 4.d.)	200,494	251,908	239,566	Taxes payable (Note 4.l.)	95,151	108,558	110,841
Inventories (Note 4.e.)	548,107	400,521	234,767	Advances from customers (Note 4.m.)	256,082	216,464	141,272

Total Current Assets	1,545,652	1,453,381	1,151,572	Other liabilities (Note 4.n.)	245,223	75,842	75,630

				Provisions for lawsuits and contingencies (Note 4.o.)	2,668	2,890	2,224

				Total Current Liabilities	2,198,842	1,928,717	1,479,883

				Non-Current Liabilities
Non-Current Assets				Trade accounts payable (Note 4.i.)	9,835	23,368	50,822
Trade accounts receivable (Note 4.c.)	10,746	42,123	22,912	Advances from customers (Note 4.m.)	93,829	90,393	137,173
Other receivables (Note 4.d.)	222,353	248,315	242,128	Long-term debt (Note 4.j.)	1,777,108	853,166	928,790
Inventories (Note 4.e.)	242,039	204,218	253,984	Salaries and social security payable (Note 4.k.)	741	—	—
Investments on controlled and related companies (Note 4.b.)	2,632,076	1,881,135	1,753,246	Taxes payable (Note 4.l.)	263,278	273,963	235,562
Other investments (Note 4.b.)	1,031	18,935	16,045	Other liabilities (Note 4.n.)	33,759	65,372	54,604
Property and Equipment, net (Note 4.f.)	3,340,641	3,290,221	3,243,299	Provisions for lawsuits and contingencies (Note 4.o.)	11,629	9,708	8,797

Intangible assets, net (Note 4.g.)	75,524	88,585	63,437	Total Non-Current Liabilities	2,190,179	1,315,970	1,415,748

Subtotal Non-Current Assets	6,524,410	5,773,532	5,595,051	Total Liabilities	4,389,021	3,244,687	2,895,631

Goodwill, net (Note 4.h.)	(225,267)	(389,025)	(378,409)	Minority interest	1,413,009	1,625,008	1,549,847

Total Non-Current Assets	6,299,143	5,384,507	5,216,642	SHAREHOLDERS’ EQUITY	2,042,765	1,968,193	1,922,736

Total Assets	7,844,795	6,837,888	6,368,214	Total Liabilities and Shareholders’ Equity	7,844,795	6,837,888	6,368,214

The accompanying notes are an integral part of the consolidated financial statements

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Income

Corresponding to the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	December 31, 2010	December 31, 2009
Agricultural production income (Note 5)	89,852	42,392
Cost of agricultural production (Note 5)	(75,037)	(46,851)

Production gain (loss) – Agricultural	14,815	(4,459)

Sales - crops, beef cattle, milk and others (Note 5)	186,778	119,324
Sales of farm (Note 5)	71,096	—
Cost of sales - crops, beef cattle, milk and others (Note 5)	(165,476)	(107,648)
Cost of sales of farms (Note 5)	(21,652)	—

Sales profit - Agricultural business	70,746	11,676

Sales and development of properties (Note 5)	117,329	137,412
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 5)	580,668	527,144
Cost of sales and development of properties (Note 5)	(88,864)	(52,658)
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 5)	(188,760)	(192,694)

Sales profit - Real estate business	420,373	419,204

Gross profit - Agricultural business	85,561	7,217

Gross profit - Real estate business	420,373	419,204

Gross profit	505,934	426,421

Selling expenses (Note 5)	(88,659)	(103,143)
Administrative expenses (Note 5)	(129,560)	(104,209)
Gain from recognition of inventories at net realizable value (Note 5)	35,930	13,935
Unrealized gain (Note 4.p)	30,758	21,366
Net gain from retained interest in consumer finance trusts (Note 5)	5,042	26,105

Operating gain	359,445	280,475

Amortization of goodwill	19,025	25,875
Financial results
Generated by assets:
Exchange gain (loss)	5,211	(3,017)
Interest income (Note 4.q)	12,789	17,914
Other unrealized (loss) gain (Note 4.q)	8,255	18,439

Subtotal	26,255	33,336

Generated by liabilities:
Exchange (loss) gain	(19,105)	426
Loans and convertible notes	(129,947)	(91,618)
Other unrealized gain (loss) (Note 4.q)	1,676	(3,217)

Subtotal	(147,376)	(94,409)

Financial results, net	(121,121)	(61,073)

Gain on participation in equity investees	57,729	137,273
Other income and expenses, net (Note 4.r)	(19,296)	(12,609)
Management fee	(11,886)	(15,820)

Net income before income tax and minority interest	283,896	354,121

Income tax and minimum presumed income tax	(58,000)	(70,501)
Minority interest	(118,925)	(141,775)

Net income for the period	106,971	141,845

Earnings per share :
Basic net gain per share (Note 9 to the basic financial statements)	0.22	0.30
Diluted net gain per share (Note 9 to the basic financial statements)	0.19	0.26

The accompanying notes are an integral part of the consolidated financial statements.

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

Corresponding to the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	December 31, 2010	December 31, 2009
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	175,653	211,676
Cash and cash equivalents at the end of the period	335,385	129,556

Increase (decrease) net in cash and cash equivalents	159,732	(82,120)

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	106,971	141,845
Income tax	58,000	70,501
Accrued Interest	120,338	75,964
Adjustments made to reach net cash flow from operating activities
Gain on equity investees	(57,729)	(137,273)
Minority interest	118,925	141,848
Increase in allowances and provisions	38,719	37,390
Depreciation and amortization	89,424	91,221
Unrealized gain on Inventories	(30,758)	(21,366)
Financial results	(1,224)	(54,471)
Loss from sales of fixed assets and undeveloped parcels of land	17,090	6,641
Adjustment valuation to net realizable value in other assets	(35,930)	(13,935)
Amortization of goodwill	(19,025)	(25,875)
Gain on exchange of inventories	(19,332)	—
Changes in operating assets and liabilities
Increase in trade accounts receivable, leases and services	(129,105)	(8,049)
(Increase) decrease in other receivables	(31,552)	8,042
Increase in inventories	(27,513)	(28,225)
Increase in intangible assets	(2,082)	(1,557)
Decrease in social security payables, taxes payable and advances from customers	(42,133)	(94,520)
Increase in trade accounts payable	67,500	2,231
Increase in other liabilities	10,297	18,618

Cash flows provided by operating activities	230,881	209,030

Investing activities
(Increase) Decrease in investments	(5,278)	10,630
Dividends collected	4,775	(44,619)
Increase in interest on equity investees (except IRSA)	(954,969)	(154,926)
Acquisition and upgrading of fixed assets	(64,135)	(56,416)
Gain on the sales of fixed assets	—	294
Payment for subsidiary acquired, net of cash acquired	(33,789)	(8,622)
(Sale) purchase of undeveloped parcels of lands and other non-current investments	(115)	(48,380)
Collection (increase) of loans granted	41	56
Collection of receivables of Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	16,379	—
Advances for purchase of Arcos del Gourmet S.A. shares	(1,185)	20,422
Proceeds for sales of participations in societies, net of transferred funds	67,477	—
Loans granted to related companies Law No. 19,550 Section 33 and related parties	(31,501)	—
Increase in intangible assets	(21)	—

Cash flows applied to investing activities	(1,002,321)	(281,561)

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows (continued)

Corresponding to the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	December 31, 2010	December 31, 2009
Financing activities
Exercise of warrants and options	3	7
Expenses for repurchase of non-convertible note	—	(12,000)
Issuance of non-convertible notes	712,335	129,227
Increase in loans	338,412	218,216
Cash dividends paid	(58,094)	(94,133)
Decrease in loans	(216,782)	(93,751)
Payment of financial interest	(69,465)	(85,067)
Payment of convertible notes	(35,251)	(18,183)
Contributions from minority shareholders	2,262	24,883
Proceeds from sale of Negotiable Obligations, net of expenses	283,167	—
Canceling financed purchases	(25,415)	(78,788)

Cash flows provided by (used in) financing activities	931,172	(9,589)

Net increase (decrease) in cash and cash equivalents	159,732	(82,120)

The accompanying notes are an integral part of the consolidated financial statements.

	December 31, 2010	December 31, 2009
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	9,954	1,097
Increase in non-current investments through an increase in long-term debts	16,004	—
Increase in fixed assets through an increase in trade accounts payable	—	7,723
Increase in non-current investments by transitory conversion differences	40,572	27,158
Undeveloped parcels of land transferred to inventory	3,030	—
Increase in fixed assets through an increase in long term debts	53,896	—
Increase in Inventories through a decrease in fixed assets	—	39,504
Issuance of certificates of participation	18,786	—
Decrease in inventories through a decrease in advances from customer	1,920	—
Increase of trade receivable through a decrease in investment funds do not generate movements	—	41,146
Increase in related parties interest through a decrease in other receivables	39,770	8,838
Increase in non-current investments through an increase in other liabilities	123,132	—
Increase in minority participation through a decrease in other liabilities	—	14,512
Decrease in other investments through an increase in inventories	64,150	—
Decreased in Financial debts through an increase in shareholders´ minority	61,240	—
Increase in dividends payable through a decrease in minority interest	2,055	—
Increase in inventories through a decrease of permanent investments	14,541	—
Decrease in other liabilities through an increase in minority interest	20,557	—
Complementary information
Income tax paid	18,509	46,147

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows (continued)

Corresponding to the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	December 31, 2010	December 31, 2009
Acquisition of subsidiaries companies
Receivables	17,727	11
Other receivables	(25,335)	1,022
Investments	46,359	395
Inventories	17,454	—
Property and equipment	22,899	289
Intangible assets	—	11,278
Commercial debts	(40,607)	(2,718)
Financial Loans	(23,170)	—
Remunerations and social security contributions	(4,508)	(87)
Fiscal charges	(1,732)	(27)
Forecast	(1,288)	—
Other liabilities	(9,964)	(5,294)
Minority interest	(2)	—

Acquired assets that do not affect cash, net value	(2,167)	4,869

Acquired funds	4,366	13

Net value of assets acquired	2,199	4,882

Minority interest	28,965	(897)
Equity method before of consolidation	10,307	—
Goodwill generated by the purchase	(3,316)	21,478

Purchase value of subsidiaries companies	38,155	25,463

Acquires funds	(4,366)	(13)
Amount funded by sellers	—	(14,574)
Advanced amount	—	(2,254)

Purchase value of subsidiaries companies, net of cash acquired	33,789	8,622

	December 31, 2010	December 31, 2009
Sale of Subsidiaries
Receivables, leases and services	278,805	—
Other receivables	29,108	—
Investment	143,646	—
Fixed assets	2,829	—
Financial loans	(91,173)	—
Trade account payables	(204,255)	—
Salaries and social security payable	(11,221)	—
Tax payables	(14,654)	—
Other debts	(62)	—

Net value of sale assets not affecting cash	133,023	—

Advance funds	(21,252)	—
Impairment and sale of investment	(12,119)	—
Remaining investment	(32,175)	—

Income from sale of companies, net of funds transferred	67,477	—

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Basis of consolidation

The company consolidated on a line by line basis the Balance Sheet as of December 31, 2010 and 2009 and June 30, 2010, the Statements of Income and the Statements of Cash Flows for the periods ended as of December 31, 2010 and 2009 with the financial statements of subsidiaries, following procedures established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), aproved by Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and Comisión Nacional de Valores.

Significant transactions and balances with subsidiaries have been eliminated from the consolidation.

The financial statements as of December 31, 2010 and 2009 and June 30, 2010 of the subsidiary companies Northagro S.A. (“Northagro”), Futuros y Opciones.Com S.A. (“FyO.Com”), Agrotech S.A. (“Agrotech”), Pluriagro S.A. (“Pluriagro”), FyO Trading S.A. (“FyO Trading”), Agrology S.A. (Agrology), Cactus S.A. (Cactus) and IRSA have been used in order to determine line by line consolidation.

These Financial Statements and the corresponding notes are presented in thousand of Argentine Pesos.

On September 13, 2010, APSA sold its 80% interest in Tarshop S.A. Consequently, the unaudited consolidated balance sheet as of this closing does not include Tarshop and the unaudited statements of income and the unaudited statement of cash flows include such company only for the two-month period when Alto Palermo S.A. (APSA) held control over it. Therefore, the compatibility of consolidated financial statements is affected.

Relevant totals from the Company’s consolidated financial statements assuming that the sale of share of Tarshop S.A. had taken place on June 30, 2010 and December 31, 2009 disclosed comparatively are shown in the following chart:

On December 23, 2010, Cresud made a capital contribution for Ps. 16 million to Cactus, including an additional paid-in capital Thus, as of December 31, 2010, our direct interest increased to 80%.

As from December 31, 2010, Cresud presents its financial statements consolidated with those of Cactus as provided by Technical Resolution No. 21. Consequently, the Company’s financial statements consolidated as of June 30, 2010 and December 31, 2009 do not include information consolidated with Cactus.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	(Continued)

Balance Sheet as of June 30, 2010

Item	Published Financial Statement as of June 30, 2010 (in pesos)	Tarshop SA as of June 30, 2010 (in pesos)	Financial Statements in the event of sale as of June 30, 2010 (in pesos)
Currents assets	1,453,381	(268,982)	1,184,399
Non-current assets	5,384,507	28,881	5,413,388

Total assets	6,837,888	(240,101)	6,597,787

Current liabilities	1,928,717	242,802	1,685,915
Non-current liabilities	1,315,970	(2,701)	1,318,671

Total liabilities	3,244,687	240,101	3,004,586

Minority Interest	1,625,008	—	1,625,008

Shareholders’ Equity	1,968,193	—	1,968,193

Balance Sheet as of December 31, 2009

Item	Published Financial Statement as of December 31, 2009 (in pesos)	Tarshop SA as of December 31, 2009 (in pesos)	Financial Statements in the event of sale as of December 31, 2009 (in pesos)
Currents assets	1,151,572	(223,200)	928,372
Non-current assets	5,216,642	(5,099)	5,211,543

Total assets	6,368,214	(228,299)	6,139,915

Current liabilities	1,479,883	(204,112)	1,275,771
Non-current liabilities	1,415,748	(22,613)	1,393,135

Total liabilities	2,895,631	(226,725)	2,668,906

Minority Interest	1,549,847	(1,574)	1,548,273

Shareholders’ Equity	1,922,736	—	1,922,736

Statement of income as of December 31, 2009

Item	Published Financial Statement as of December 31, 2009 (in pesos)	Tarshop SA as of December 31, 2009 (in pesos)	Financial Statements in the event of sale as of December 31, 2009 (in pesos)
Production loss – Agricultural	(4,459)	—	(4,459)
Sales profit – Agricultural Business	11,676	—	11,676
Sales profit – Real State Business	419,204	(61,460)	357,744

Gross profit	426,421	(61,460)	364,961

Operating gain	280,475	(15,550)	264,925

Net income for the period	141,845	—	141,845

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	(Continued)

Statement of cash flows as of December 31, 2009

Item	Published Financial Statement as of December 31, 2009 (in pesos)	Tarshop SA as of December 31, 2009 (in pesos)	Financial Statements in the event of sale as of December 31, 2009 (in pesos)
Net cash provided by (used in) operating activities	123,963	(90)	123,873
Net cash used in investing activities	(360,349)	(22,926)	(383,275)
Net cash provided by financing activities	154,266	17,831	172,097

b)	Comparative information

Certain reclassifications have been made on the Financial Statements as of June 30, 2010 and December 31, 2009 and originally issued for the purpose of your presentation with comparative figures as of December 31, 2010.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

Company	Consolidated direct and indirect percentage of voting shares owned
IRSA	57.49	(1)
FyO.Com	65.85
Agrology S.A.	100.00
FyO Trading	67.09	(2)
Agrotech S.A.	100.00	(3)
Pluriagro S.A.	100.00	(3)
Northagro S.A.	100.00	(3)
Northagro S.A.	100.00	(3)
Cactus S.A.	80.00
EAASA	79.98	(4)

(1)	Includes interests of 6.89% of Agrology S.A.
(2)	Includes interests of 63.46% of FyO.Com
(3)	Includes interests of 3% of Agrology S.A
(4)	Includes interests of 99.94% of Cactus S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiaries mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by the Company for the preparation of its financial statements, as detailed in Note 2 of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

a)	Inventories

•	Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.b. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at net realizable value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Property units to receive:

IRSA has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

b)	Current investments

•	Real Estate Business

As of June 30, 2010, current investments included retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the corresponding allowances for impairment. In addition, it includes public bonds, mutual funds and mortgage bonds carried at market value at the end of the year.

As of the date of issuance of these financial statements, this includes participation certificates in the framework of the program for the securitization of receivables arising from the credit card transactions conducted by Metroshop S.A. (a company proportionally controlled by APSA) maturing within a term of up to 12 months and measured by application of the equity method which does not exceed its recoverable value.

c)	Non-current investments

•	Real Estate Business

Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets.

Investments on controlled and related companies and other non-current investment

As of June 30, 2010, included retained interests in securitized receivables of Tarshop S.A., which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. In addition, the interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 8 B.2.b, as of the date of issuance of these financial statements, APSA maintains a 20% investment in Tarshop S.A. which has been recognized by application of the equity method on account of the economic group being able to exercise significant influence on its decisions and of the economic group’s intention to maintain it as a long-term investment.

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

The equity interest in Rigby 183 LLC (“Rigby 183”), 49% of which had been channeled through IMadison LLC (“IMadison”) and 8% of which had been channeled through Real Estate Strategies (“RES”), has not been consolidated on a line-by-line basis because the Company is currently negotiating the sale of the 8% interest held by RES.

The equity interest in Rigby 183, Metropolitan and the acquisition of the additional equity interest in Alto Palermo S.A. are currently undergoing the analysis of the fair value of the identifiable assets and liabilities that have been acquired in accordance with the guidelines under Technical Resolution No. 21, paragraph 1.3.1.

Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A.:

The Financial Statements of Banco Hipotecario S.A. and Banco de Credito & Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

Tyrus S.A. and Torodur S. A.:

Uruguay-based Tyrus S.A. and Torodur S.A. have been classified as not integrated into the IRSA’s operations in relation to its subsidiaries whose operations are carried out fully abroad.

Tyrus’s and Torodur’s assets and liabilities were converted into Pesos at the exchange rate in force at the closing of the fiscal period/year. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption in the line “Translation Differences”.

Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where IRSA conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.b. to the basic financial statements or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/year.

d)	Business combinations

•	Real Estate Business

Significant entities on net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18. and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. IRSA identified the assets and liabilities acquired including intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that IRSA avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent in customer relations.

The process of identification and the determination of the purchased price paid is a matter that requires complex judgments and significant estimates.

IRSA uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, the building and the shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the IRSA´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

If the price paid is larger than the value of tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

e)	Property and equipment, net

•	Real Estate Business

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by IRSA.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation and allowance for impairment at the end of the period/year. IRSA capitalizes the financial accrued costs associated with long-term construction projects.

Accumulated depreciation had been computed under the straight-line method over the estimated useful lives of each asset, applying annual rates in order to extinguish their values at the end of its useful life.

IRSA has allowances for impairment of certain rental properties.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

Assets	Estimated useful life (years) on contract basis
Leasehold improvements	According to the duration of the lease
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

f)	Intangible assets

•	Real Estate Business

Intangible assets are carried at restated cost as mentioned in Note 1.b. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value, if it applicable. Included in the Intangible assets caption are the following:

Concession

Intangible assets include Arcos del Gourmet S.A.´s concession right, which will be amortized over the life of the concession agreement once it opens to the public (see Note 8.B.2.d.).

Trademarks

Trademarks include the expenses and fees related to their registration.

Pre-operating expenses

Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening.

The net carrying value of the intangible assets does not exceed their estimated recoverable value at the end of the period/year.

Non-Compete Agreement

These expenses were amortized by the straight-line method in 28 months period starting upon December 1st, 2009.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

In the framework of the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus considered this intangible asset to be non-recoverable.

g)	Goodwill, net

•	Real Estate Business

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares of companies has been shown in the “Goodwill, net” caption. Amortizations were classified in the “Amortization of goodwill” caption of the statement of income. Goodwills related to the acquisition of interests in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at the end of the period/year.

h)	Customer advances

•	Real Estate Business

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

i)	Allowances

•	Real Estate Business

Allowance for doubtful accounts: IRSA allows for losses relating to trade receivables, leases and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that IRSA will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows.

While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

For impairment of assets: IRSA regularly asses its non-current assets for recoverability at the end of every period.

IRSA has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) IRSA makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, IRSA records the corresponding reversals of impairment loss as required by accounting standards.

For lawsuits: IRSA has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. IRSA accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA’s estimates of the outcomes of these matters and IRSA’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on IRSA’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, IRSA’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

j)	Liabilities in kind related to barter transactions

•	Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the major. Liabilities in kind have been shown in the “Trade accounts payable”.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

k)	Revenue recognition

•	Real Estate Business

1)	Revenue recognition of IRSA

Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

IRSA uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. IRSA does not commence gain or loss such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the IRSA’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Revenues from leases

Revenues from leases are recognized considering its term and conditions and over the life of the related lease contracts.

Hotel operations

IRSA recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 5.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

2)	Revenue recognition of Alto Palermo S.A. (APSA)

Revenues for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds after the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non refundable admission fee, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the period whether collection has or has not been made.

Lease agent operations

Fibesa S.A., company in which APSA has an interest of 99.99996%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission´s rights and commissions for rental of advertising space. Revenues are recognized at the time that the transaction is successfully concluded.

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

As of December 31, 2010 and 2009, and as of June 30, 2010 the principal items of the financial statements are as follows:

a.	Cash and banks

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009
Cash	2,473	5,005	4,476
Foreign currency	75	77	91
Banks in local currency	118,526	64,435	42,062
Banks in foreign currency	13,547	5,458	4,253
Checks to be deposited	4,239	5,944	6,432

	138,860	80,919	57,314

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

b.	Investments

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
Investments
Mutual Funds (2)	270,241	153,699	125,910
Time deposits	—	—	1,813
Government Bonds, Bonds and Notes (1)
- Participation trust certificates	—	2,846	9,376
-Certificates of participation - Tarshop S.A.	1,697	124,671	138,633
-Allowance for impairment of investments	—	(7,423)	(11,062)
-Global 2010 bonds	—	132	188
-Mortgage Bonds	479	918	1,303
Public shares (1)	20,611	4,075	24,516
Others investments (1)	16	50	55

	293,044	278,968	290,732

(1)	Not considered as cash equivalents in Cash Flow Statements.
(2)	As of December 31, 2010 and 2009 and June 30, 2010 includes Ps. 73,716 , Ps. 55,481 and Ps. 58,965 respectively, related to mutual funds not considered as cash equivalents in Cash Flow Statement.

Non-current

Investments on controlled and related companies

Law No. 19,550 Section 33 and related parties:

	December 31, 2010	June 30, 2010	December 31, 2009
Agro-Uranga S.A.
Shares	9,754	10,191	6,665
Higher property value	11,179	11,179	11,179

	20,933	21,370	17,844

Cactus Argentina S.A. (“Cactus”)
Shares	—	2,071	18,308
Goodwill	—	4,978	4,015
Allowance for impairment of Cactus goodwill	—	(4,978)	—

	—	2,071	22,323

Exportaciones Agroindustriales Argentinas S.A.
Shares	—	5	99

	—	5	99

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	December 31, 2010	June 30, 2010	December 31, 2009
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (BrasilAgro)
Shares	546,916	290,832	295,872
Higher values (1)	49,645	6,887	6,887
Goodwill	6,965	6,965	6,965
Negative Goodwill	(11,592)	(14,765)	(16,838)
Warrants	27,199	—	—

	619,133	289,919	292,886

Banco Hipotecario
Shares	867,240	791,632	755,322
Higher values (2)	8,095	10,570	10,869
Goodwill	10,686	13,278	18,013

	886,021	815,480	784,204

Banco Crédito & Securitización S.A.
Shares	6,308	5,996	5,904

	6,308	5,996	5,904

Manibil S.A.
Shares	27,252	27,228	25,996
Goodwill	10	10	10

	27,262	27,238	26,006

Hersha Hospitality Trust
Shares	298,310	204,553	68,856

	298,310	204,553	68,856

(1)	Corresponds to Ps. 53,354 of higher value property and equipment and Ps. (3,709) of higher tax effect value.
(2)	Corresponds to Ps. 250 of higher value intangible assets, Ps. 18,027 of lower value trade account payables and (Ps.14,693) of higher value trade account receivable which belongs to the business combinations of Cresud and Agrology S.A., and Ps. 4,511 of IRSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	December 31, 2010	June 30, 2010	December 31, 2009
Tarshop S.A.
Shares	49,609	—	—
Higher values (6)	343	—	—

	49,952	—	—

RIGBY 183 LLC
Shares	108,707	—	—

	108,707	—	—

TGLT S.A.
Shares	47,582	—	—

	47,582	—	—

New Lipstick
Share	105,365	—	—

	105,365	—	—

Advances for shares purchases	1,574	23,735	—

	1,574	23,735	—

Undeveloped parcels of land:
- Santa Maria del Plata	222,419	204,420	204,250
- Puerto Retiro (1)	66,424	66,551	66,294
- Plot of Land Berutti (2)	—	54,237	54,305
- Plot of Land Caballito	40,670	40,630	40,626
- Patio Olmos (3)	33,218	33,218	33,218
- Pereiraola	—	—	24,157
- Torres de Rosario plot of land	2,809	14,230	19,105
- Coto Air Space (5)	14,672	14,672	14,672
- Zetol Plot of Land (4)	40,010	14,348	13,296
- Canteras Natal Crespo	6,479	6,465	6,465
- Pilar	4,066	4,066	4,066
- Torres Jardin IV	8	3,038	3,038
- Vista al Muelle Plot of Land (4)	11,378	8,292	5,550
- Advances Catalinas Norte	—	—	22,230
- Other undeveloped parcels on land	18,776	26,601	23,852

	460,929	490,768	535,124

	2,632,076	1,881,135	1,753,246

(1)	Note 7 B.1.a. to the consolidated financial statements.
(2)	Note 9.B.2.c. to the consolidated financial statements.
(3)	Note 9.B.2.a. to the consolidated financial statements.
(4)	Note 8.B.1.e. to the consolidated financial statements.
(5)	Note 9.B.2.d. to the consolidated financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

Other Investments

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009
Certificates of participation - Tarshop S.A. Trust	—	18,458	17,260
Allowance for impairment of investments	—	(1,165)	(1,456)
MAT	90	90	90
Coprolán	21	21	21
Other investments	920	1,531	130

	1,031	18,935	16,045

c.	Trade accounts receivable

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
Debtors from consumer financing	51,512	245,538	144,775
Leases, services and real estate receivables	101,321	76,565	87,600
Checks to be deposited	91,670	67,920	69,836
Debtors from expenses and collective promotion fund	24,284	19,917	36,455
Leases, services and real estate receivables under legal proceedings	44,423	42,117	38,070
Trade accounts receivable – agricultural business	101,455	73,399	37,786
Trade accounts receivable – real estate agricultural business	4,853	3,162	7,733
Debtors from hotel activities	15,385	11,186	12,602
Documents receivable	5,446	4,207	8,429
Debtors from consumer financing – collection agents	2,515	4,532	4,683
Credit cards receivable	110	877	3,280
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4.s.)	7,432	6,500	5,289
Less:
Allowance for doubtful accounts	(85,259)	(114,855)	(127,345)

	365,147	441,065	329,193

Non-current
Debtors from consumer financing	—	25,824	20,153
Leases, services and real estate receivables	10,002	15,553	3,384
Documents receivable	744	399	1,073
Trade accounts receivable – real estate agricultural business	—	1,597	—
Less:
Allowance for doubtful accounts	—	(1,250)	(1,698)

	10,746	42,123	22,912

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

d.	Other receivables

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009

Current
Call Option Metropolitan 885 Third Ave. LLC	—	48,461	45,879
Receivables from the sale of shares (1)	—	35,772	34,580
VAT receivables, net	73,502	50,994	59,560
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	43,968	10,876	12,849
Prepaid expenses	37,159	41,003	30,456
Income tax advances and tax credit (net of provision for income tax)	8,496	9,992	7,527
Guarantee deposits re. securitization programs	193	5,427	5,311
Loans granted	1,055	859	932
Guarantee of defaulted credits	—	—	4,000
Gross sales tax credit and others	8,396	9,013	5,370
Receivable for services of consumer financing	—	4,880	3,822
Guarantee deposits	1,526	2,611	2,437
Pre-paid insurance	34	79	23
Minimum presumed income tax	4,737	1,056	6,649
Premiums collected	73	—	594
Guarantee deposits for investment purchase	507	—	—
Financial operations to liquidate	394	512	3,911
Other tax credits	176	745	141
Prepaid leases	23	4,823	50
VAT withholdings	580	—	—
Transfer VAT debtors	1,132	—	—
Gross sales withholdings	258	—	—
Withholding income tax	134	—	—
VAT export refunds	461	—	—
Expenses to be recovered	125	235	195
Others	17,565	24,570	15,280

	200,494	251,908	239,566

(1)	Note 8.B.1.j

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	December 31, 2010	June 30, 2010	December 31, 2009
Non-current
Deferred tax	39,995	66,245	70,248
Minimum presumed income tax	102,373	97,025	71,733
VAT receivables, net	61,751	65,088	65,066
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4.s.)	14,111	15,010	25,308
Prepaid expenses	1,354	2,609	2,111
Mortgages receivables under legal proceeding	2,208	2,208	2,208
Allowance for doubtful accounts	(2,208)	(2,208)	(2,208)
Gross sales tax credit and others	1,611	935	—
Guarantee deposits re. securitization programs	—	—	188
Loans granted	96	195	393
Tax on bank account operations	120	92	—
Income tax advances and tax credit (net of provision for income tax)	—	—	2,194
Others	942	1,116	4,887

	222,353	248,315	242,128

e.	Inventories

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
Agricultural business
Crops	18,060	51,660	9,722
Materials and others	59,399	37,619	51,305
Beef cattle	27,112	16,053	25,725
Unharvested crops	98,440	26,807	61,025
Seeds and fodder	1,667	3,664	1,468
Slaughtered stock	12,621	—	—
Allowance for obsolescence	(60)	—	—
Real estate business
Credit from barter transaction of Terreno Caballito (Koad)	11,197	27,115	13,854
Abril	1,423	1,839	1,405
Inventories (hotel business)	3,347	3,141	2,972
El Encuentro	5,576	5,777	973
Horizons	265,969	211,397	64,661
Credit from barter transaction of Terreno Rosario	29,105	3,379	—
Other inventories	3,013	2,841	1,158
San Martin de Tours	424	433	431
Torres Jardin	10,814	68	68
Torres Rosario	—	8,728	—

	548,107	400,521	234,767

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	December 31, 2010	June 30, 2010	December 31, 2009
Non-Current
Agricultural Business
Beef cattle	162,365	141,602	93,649
Real estate business
Horizons	—	—	86,125
Credit from barter transaction of Terreno Caballito (Cyrsa)	30,679	25,155	25,155
Credit from barter of transaction of Terreno Caballito (Koad)	2,723	6,991	18,052
Credit from barter transaction of Terreno Rosario	9,922	7,742	11,121
El Encuentro	4,509	6,222	11,089
Terrenos de Caballito	—	6,794	6,722
Beruti	23,309	—	—
Pereiraola lots	8,200	8,200	—
Abril	254	—	717
Cruceros Buildings	—	—	6
San Martin de Tours	—	—	4
Other inventories	78	1,512	1,344

	242,039	204,218	253,984

f.	Property and equipment, net

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010	December 31, 2009
Agricultural business	496,117	464,164	451,898
Real estate business
Shopping Center	1,600,104	1,505,363	1,603,433
Office buildings	901,384	979,778	937,303
Hotels	207,868	204,721	210,658
Other fixed assets	135,168	136,195	40,007

	3,340,641	3,290,221	3,243,299

g.	Intangible assets, net

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010	December 31, 2009
Concession rights	20,948	41,483	21,701
Saving expenses of contracts in acquired leases	9,652	10,625	12,519
Pre-operating expenses	23,658	24,040	26,123
Tarshop’s customers	—	2,610	2,756
Non-compete agreement	20,873	9,131	—
Trademarks	338	646	277
Others	55	50	61

	75,524	88,585	63,437

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

h.	Goodwill, net

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009
Goodwill
IRSA	39,642	13,040	41,063
APSA	170,039	10,866	26,545
Torre BankBoston	5,585	5,033	5,794
Della Paolera 265 and Museo Renault	3,032	2,755	3,195
Fibesa S.A.	—	47	1,369
Conil S.A.	506	506	507
Arcos del Gourment S.A.	—	—	20,873
Baicom Network S.A.	—	—	173
Negative goodwill	—
IRSA	(345,512)	(360,477)	(376,907)
APSA	(41,828)	(26,443)	(44,834)
Palermo Invest S.A.	(39,277)	(24,503)	(41,297)
Empalme S.A.I.C.F.A, y G.	(8,131)	(4,757)	(8,766)
Mendoza Plaza Shopping S.A.	(5,498)	(5,002)	(5,825)
Unicity S.A.	(3,601)	—	—
Emprendimiento Recoleta S.A.	(224)	(90)	(299)

	(225,267)	(389,025)	378,409

i.	Trade accounts payable

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
Suppliers	179,671	224,236	246,701
Provisions for inputs and other expenses	86,493	99,593	95,760
Debt related to purchase of farms	11,116	25,181	21,407
Loan from related company shareholders	—	—	2,265
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	6,590	2,815	2,260
Liabilities in kind “Horizons”	50,780	46,451	—
Provisions for harvest expenses	1,961	3,284	1,424
Checks deferred	10,104	—	—
Others	1,742	2,183	1,446

	348,457	403,743	371,263

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	December 31, 2010	June 30, 2010	December 31, 2009
Non-Current
Suppliers	9,835	11,210	38,655
Loans to related company shareholders (Note 4.s.)	—	—	12,167
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	—	12,158	—

	9,835	23,368	50,822

j.	Short-term and long-term debts

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
Bank loans	212,151	253,990	311,232
Bank Overdrafts	783,409	609,075	279,939
Short-term debt	—	23,019	—
Foreign financial entities	15,766	4,921	2,485
Seller- financed debt	14,674	15,920	51,981
Non-convertible Notes - IRSA 2017	20,248	15,393	14,851
Non-convertible Notes Class I	—	—	15,529
Non-convertible Notes Class II	—	35,324	33,951
Non-convertible Notes Class III	12,852	—	—
Non-convertible Notes Class IV	18,739	—	—
Non-convertible Notes – IRSA 2020	29,772	—	—
Non-convertible Notes – APSA US$ 120 M.	4,301	2,702	2,441
Convertible Notes – APSA 2014 US$ 50 M.	4	2,719	2,645
Non-convertible Notes – APSA 2011 Ps. 55 M.	44,539	44,165	362
Non-convertible Notes – APSA 2011 US$ 6 M.	26,237	25,813	42
Non-convertible Notes – APSA 2012 Ps. 154 M.	26,659	26,695	26,621

	1,209,351	1,059,736	742,079

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	December 31, 2010	June 30, 2010	December 31, 2009
Non-Current
Non-convertible Notes-Class III	23,585	—	—
Non-convertible Notes-Class IV	52,799	—	—
Non-convertible Notes - 2017 IRSA	578,029	440,670	423,899
Non-convertible Notes - APSA US$ 120 M.	411,011	261,663	251,543
Bank loans	53,371	52,767	76,566
Non-convertible Notes - IRSA 2020	577,767	—	—
Convertible Notes - 2014 APSA US$ 50 M.	(26)	60,782	58,739
Non-convertible Notes - 2011 APSA Ps. 55 M.	—	—	43,571
Non-convertible Notes - 2011 APSA US$ 6 M.	—	—	24,793
Non-convertible Notes - 2012 APSA 154 M.	12,045	24,848	37,772
Seller-financed debt	68,527	12,436	11,907

	1,777,108	853,166	928,790

k.	Salaries and social security payable

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009
Provisions for vacation and bonuses	27,070	47,967	26,103
Social security payable	11,865	11,994	9,886
Salaries payable	2,017	1,019	258
Facilities for payment plan social security	341	—	—
Others	617	504	327

	41,910	61,484	36,574

Not current
Facilities for payment plan social security	741	—	—

	741	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

l.	Taxes payable

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
VAT payable, net	13,887	17,308	45,841
Tax payment facilities plan for VAT	—	13,235	—
Minimum presumed income tax	14,376	14,127	5,510
Income tax provision, net	38,516	38,213	29,013
Tax on shareholders´ personal assets	9,556	4,360	8,982
Provisions – Gross sales tax payable	8,064	4,729	5,154
ABL moratorium	142	815	—
Export withholdings	736	—	—
Tax payment facilities plan for income tax	1,659	1,559	4,385
Tax withholdings	5,833	12,482	4,447
Property tax payable	1	82	115
Gross revenue tax moratorium	1,217	485	467
Others	1,164	1,163	6,927

	95,151	108,558	110,841

	December 31, 2010	June 30, 2010	December 31, 2009
Non-current
Deferred income tax	234,723	248,722	207,371
Income tax	123	—	—
Income tax payable moratorium	20,246	19,145	22,397
Tax on shareholders´ personal assets moratorium	2,239	2,392	2,544
Gross sales tax payable	83	—	1,138
Gross revenue tax moratorium	1,456	1,320	2,110
Tax moratorium - ABL	—	2,372	—
Minimum presumed income tax	4,408	12	2

	263,278	273,963	235,562

m.	Advances from customers

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
Admission rights	57,089	51,194	49,795
Advanced payments from customers	165,503	134,889	63,726
Leases and service advances (1)	33,490	30,381	27,751

	256,082	216,464	141,272

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	December 31, 2010	June 30, 2010	December 31, 2009
Non-current
Admission rights	65,883	59,469	62,717
Advanced payments from customers	—	—	42,743
Leases and service advances (1)	27,946	30,924	31,713

	93,829	90,393	137,173

(1)	See note 12.B.2.a to the consolidated financial statements.

(a)	Includes balances owed to NAI INTERNATIONAL II. INC., due to the financing agreement enclosed by Empalme S.A.I.C.F.A. y G.

(b)	As of December 31, 2010 and June 30, 2010 includes advances of Ps.8,262 and Ps. 9,501 respectively, received from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA´s Subsidiary), for a 30 years´ term.

n.	Other liabilities

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
Lower value of acquired contracts	—	1,929	9,823
Payables to Nationals Park Administration	4,418	2,589	10,173
Debt to purchase of investments	121,816	—	4,651
Guarantee deposits	6,618	5,243	4,882
Additional capital contribution payable	—	—	2,272
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	20,995	26,117	3,194
Premiums collected	8,315	595	991
Debt former minority shareholder Tashop S.A.	3,572	3,529	—
Provision for contract management (Nota 4.s.)	1,628	7,267	8,344
Forward contracts	—	178	—
Profits to be made and improvements made by others to earn	426	516	524
Dividends payable	69,000	—	1,158
Advance sale of shares of SA Tarshop (Note 4.s.)	—	21,070	20,422
Minority shareholders FyO.Com mutual SA	47	134	134
Others	8,388	6,675	9,062

	245,223	75,842	75,630

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	December 31, 2010	June 30, 2010	December 31, 2009
Non-current
Loans with shareholders of related parties	241	19,989	36,432
Contributed leasehold improvements to be accrued and unrealized gains	9,303	9,687	9,941
Guarantee deposits	2,789	4,073	4,377
Deferred income	16,004	—	—
Debt to the former minority shareholders of Tarshop S.A.	1,708	3,322	—
Deferred revenue	—	16,693	—
Hersha´s Option payable	—	5,897	3,428
Additional capital contribution payable	3,235	3,166	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	63	20	12
Others	416	2,525	414

	33,759	65,372	54,604

o.	Provisions for lawsuits and contingencies

The breakdown for this item is as follow:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
Lawsuits and contingencies	2,668	2,890	2,224

	2,668	2,890	2,224

Non-current
Lawsuits and contingencies	11,629	9,708	8,797

	11,629	9,708	8,797

p.	Unrealized gain

The breakdown for this item is as follow:

	December 31, 2010	December 31, 2009
Unrealized gain on inventories - Beef cattle	47,799	25,040
Unrealized loss on inventories - Crops, raw materials and MAT	(17,041)	(3,674)

Total unrealized gain	30,758	21,366

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

q.	Financial results, net

The breakdown for this item is as follow:

	December 31, 2010	December 31, 2009
Generated by assets
Income interest
Income interest	12,747	13,241
Interest for asset discount	42	4,673

Sub-total	12,789	17,914

Other Unrealized gain (loss)
Conversion differences	754	26
Gain on hedging operations	557	3,924
Tax on bank account operations	(3,710)	(3,652)
(Loss) gain on financial operations	(857)	17,933
Others	11,511	208

Sub-total	8,255	18,439

Generated by Liabilities
Other Unrealized gain (loss)
Others	1,676	(3,217)

Sub-total	1,676	(3,217)

r.	Other income and expenses, net

The breakdown for this item is as follow:

	December 31, 2010	December 31, 2009
Other incomes:
Recovery of allowances	9	71
Gains on the sales of other fixed assets	—	40
Lawsuits and contingencies	94	—
Management fee	389	—
Others	438	1,462

Sub-total Other Income	930	1,573

Other Expenses:
Tax on shareholders´ personal assets	(6,840)	(6,611)
Lawsuits and contingencies	(1,708)	(44)
Unrecoverable VAT receivable	(560)	(2,509)
Donations	(4,070)	(3,159)
Loss on the sale of other fixed assets	(98)	—
Others	(6,950)	(1,859)

Sub-total Other Expenses	(20,226)	(14,182)

Total Other income and expenses, net	(19,296)	(12,609)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

s.	Subsidiaries related companies Law No. 19,550 Section 33 and others related parties:

Balances as of December 31, 2010, compared to the balances as of June 30, 2010 and December 31, 2009, held with related companies, persons and shareholders are as follows:

As of December 31, 2010

	Current Trade accounts receivable	Current Other receivables	Non-current Other receivable	Current Accounts payable	Current Other Liabilities	Non-Current Other Liabilities
Agro –Uranga S.A. (2)	235	468	—	(4)	—	—
Banco Hipotecario S.A. (2)	225	—	—	(21)	—	—
Baicom Networks S.A. (2)	9	21	396	—	—	—
BrasilAgro (2)	7	—	—	—	—	—
Canteras Natal Crespo S.A. (4)	348	57	—	—	—	—
Consorcio Dock del Plata S.A. (3)	269	1	—	—	—	—
Consorcio Libertador S.A. (3)	1	120	—	(99)	(4)	—
Consorcio Torre Boston .S.A. (3)	1,687	333	—	(1,167)	—	—
Consultores Asset Management S.A. (3)	1,129	8	—	(7)	(1,628)	—
Cresca S.A. (4)	453	7,861	—	—	—	—
Cyrsa S.A. (4)	1,488	272	—	(1,033)	—	—
Directors (3)	2	169	—	—	(19,902)	(20)
Elsztain Managing Partners Lim (3)	—	3,578	—	—	—	(43)
Estudio Zang, Bergel & Viñes (3)	—	21	—	(1,065)	—	—
Fundación IRSA (3)	46	1	—	(483)	(1,073)	—
Inversiones Financieras del Sur S.A. (1)	5	24,519	—	—	—	—
IRSA Developments LP (3)	—	—	—	—	(8)	—
IRSA Real Estate Strategies LP (3)	—	—	—	—	(8)	—
Hersha Hospitality Trust (2)	—	2,313	—	—	—	—
Metropolitan 885 third Avenue (2)	56	—	—	—	—	—
Metroshop S.A. (4)	—	1,100	—	—	—	—
Museo de los niños S.A. (3)	1,234	—	—	(6)	—	—
Military S.A. (2)	—	28	—	—	—	—
Préstamos al personal (3)	18	2,875	—	(546)	—	—
Puerto Retiro S.A. (2)	58	31	—	(6)	—	—
Tarshop S.A. (2)	162	192	13,715	(2,153)		—

Total	7,432	43,968	14,111	(6,590)	(22,623)	(63)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

As of June 30, 2010

	Current Trade accounts receivable	Current Other receivables	Non- current Other receivables	Inventories Receivable Caballito plot of land barter	Current Trade accounts payable	Non- current Trade accounts payable	Short- term debt	Long- term debt	Current Other liabilities	Non- current Other liabilities
Agro –Uranga S.A. (2)	7	39	—	—	(36)	—	—	—	—	—
Banco Hipotecario S.A. (2)	354	—	—	—	(168)	—	—	—	(21,070)	—
Baicom Networks S.A. (2)	—	1	323	—	—	—	—	—	—	—
BrasilAgro (2)	—	—	—	—	(8)	—	—	—	—	—
Cactus (2)	304	—	—	—	(632)	—	—	—	—	—
Canteras Natal Crespo S.A. (4)	318	50	—	—	—	—	—	—	—	—
Consorcio Dock del Plata S.A. (3)	883	2	—	—	(10)	—	—	—	(3)	—
Consorcio Libertador S.A. (3)	—	20	—	—	(66)	—	—	—	(4)	—
Consorcio Torre Boston .S.A. (3)	595	205	—	—	—	—	—	—	—	—
Consultores Asset Management S.A. (3)	918	29	—	—	(7)	—	—	—	(7,267)	—
Cresca S.A. (4)	182	5,219	—	—	—	—	—	—	—	—
Cyrsa S.A. (4)	1,669	8	—	25,155	(1,006)	—	—	—	—	—
Directors (3)	2	169	—	—	(36)	—	—	—	(24,994)	(20)
Estudio Zang, Bergel & Viñes (3)	—	22	—	—	(708)	—	—	—	—	—
Fundación IRSA (3)	41	5	—	—	—	—	—	—	(1,073)	—
Inversiones Financieras del Sur S.A. (1)	—	95	—	—	—	—	—	—	—	—
Hersha Hospitality Trust (2)	—	2,087	—	—	—	—	—	—	—	—
Metroshop S.A. (4)	—	—	14,687	—	—	(12,158)	—	—	—	—
Museo de los niños S.A. (3)	1,111	—	—	—	(5)	—	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	—	—	—	(2,716)	(60,822)	—	—
Credits to employees (3)	57	2,894	—	—	(128)	—	—	—	—	—
Puerto Retiro S.A. (2)	59	31	—	—	(5)	—	—	—	—	—
IRSA Developments LP (3)	—	—	—	—	—	—	—	—	(8)	—
IRSA Real Estate Strategies LP (3)	—	—	—	—	—	—	—	—	(8)	—
Elsztain Managing Partners Lim (3)	—	—	—	—	—	—	—	—	(27)	—

Total	6,500	10,876	15,010	25,155	(2,815)	(12,158)	(2,716)	(60,822)	(54,454)	(20)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

As of December 31, 2009

	Current Trade accounts receivable	Current Other receivables	Non- current Other receivables	Inventories Receivable Caballito plot of land barter	Current Trade accounts payable	Non- Current Trade accounts payable	Short- term debt	Long- term debt	Current Other liabilities	Non- current Other liabilities
Agro –Uranga S.A. (2)	39	391	—	—	—	—	—	—	—	—
Banco Hipotecario S.A. (2)	131	—	—	—	—	—	—	—	(20,422)	—
Baicom Networks S.A. (2)	—	—	277	—	—	—	—	—	—	—
BrasilAgro (2)	52	—	—	—	—	—	—	—	—	—
Cactus (2)	65	11	—	—	(99)	—	—	—	—	—
Canteras Natal Crespo S.A. (4)	224	1,037	—	—	—	—	—	—	—	—
Consorcio Dock del Plata S.A. (3)	844	1	—	—	(6)	—	—	—	—	—
Consorcio Libertador S.A. (3)	539	16	—	—	(81)	—	—	—	(38)	—
Consultores Asset Management S.A. (3)	641	2	—	—	(7)	—	—	—	(8,344)	—
Cresca S.A. (4)	—	2,754	—	—	—	—	—	—	—	—
Cyrsa S.A. (4)	1,632	—	—	25,155	(995)	—	—	—	—	—
Directors (3)	—	3,954	—	—	(29)	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	25	—	—	(1,003)	—	—	—	—	—
Fundación IRSA (3)	28	2	—	—	—	—	—	—	(1,073)	—
Inversiones Financieras del Sur S.A. (1)	—	65	—	—	—	—	—	—	—	—
Hersha Hospitality Trust (2)	—	758	—	—	—	—	—	—	(2,083)	(12)
Metroshop S.A. (4)	—	2,265	25,027	—	—	(12,167)	—	—	—	—
Museo de los niños S.A. (3)	985	—	—	—	(5)	—	—	—	(1,073)	—
Parque Arauco S.A. (3)	—	—	—	—	—	—	(2,642)	(28,795)	—	—
Credits to employees (3)	62	1,513	4	—	(35)	—	—	—	—	—
Puerto Retiro S.A. (2)	39	55	—	—	—	—	—	—	—	—
Rummaala S.A. (4)	8	—	—	—	—	—	—	—	—	—

Total	5,289	12,849	25,308	25,155	(2,260)	(12,167)	(2,642)	(28,795)	(31,960)	(12)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

The results for the fiscal years ended December 31, 2010 and 2009, held with related companies, persons and shareholders are as follows:

As of December 31, 2010

	Gain from leases	Beef cattle expenses	Fees	Interest Income (loss)	Other income and expenses and current personal asset´s tax	Administration services	Sales and fees for shared services	Donations
Agro –Uranga S.A. (2)	—	—	—	—	112	—	—	—
Cactus (2)	—	(1,446)	—	—	19	50	—	—
Canteras Natal Crespo S.A. (4)	—	—	—	2	—	—	24	—
Consorcio Torre Boston (3)	—	—	—	—	—	(2,966)	161	—
Consorcio Libertador S.A. (3)	6	—	—	—	—	—	61	—
Consorcio Dock del Plata S.A. (3)	—	—	—	—	—	—	78	—
Consultores Asset Management S.A. (3)	11	—	(11,886)	—	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	340	—	—
Cyrsa S.A. (4)	2	—	—	—	—	—	—	—
Directors (3)	—	—	(30,099)	(3)	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(3,935)	—	—	—	—	—
Fundación IRSA (3)	—	—	—	—	—	—	—	(1,526)
Inversiones Financieras del Sur S.A. (1)	—	—	—	971	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	(315)	—	—	—	—
Credits to employees (3)	—	—	—	140	—	—	—	—
Tarshop S.A. (2)	1,821	—	—	80	—	—	—	—

Total	1,840	(1,446)	(45,920)	875	131	(2,576)	324	(1,526)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

As of December 31, 2009

	Gain from leases	Beef cattle expenses	Fees	Interest Income/(loss)	Other income and expenses and current tax on shareholders´ personal assets	Administration services	Salaries and wages	Sales and fees for shared services
Shareholders in general (1)	—	—	—	—	(202)	—	—	—
Agro –Uranga S.A. (2)	—	—	—	—	355	—	—	—
Cactus (2)	—	(1,189)	—	9	(158)	83	—	—
Canteras Natal Crespo S.A. (4)	—	—	—	50	—	—	—	24
Consorcio Libertador S.A. (3)	5	—	—	—	—	—	—	51
Consorcio Dock del Plata S.A. (3)	—	—	—	—	—	—	—	117
Consultores Asset Management S.A. (3)	—	—	(15,820)	—	—	—	—	—
Cyrsa S.A. (4)	45	—	—	—	—	—	—	—
Directors (3)	—	—	(6,014)	(3)	—	(5,670)	(362)	—
Estudio Zang, Bergel & Viñes (3)	—	—	(1,379)	—	—	—	—	—
Fundación IRSA (3)	—	—	—	—	(311)	—	—	—
Parque Arauco S.A. (3)	—	—	—	(2,976)	—	—	—	—
Credits to employees (3)	10	—	—	59	—	—	—	—

Total	60	(1,189)	(23,213)	(2,861)	(316)	(5,587)	(362)	192

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5:	SEGMENT REPORTING

As of December 31, 2010 :

	Agricultural									Real estate
	Crops		Beef cattle	Milk	Feed lot	Sale of farms	Others	Non Operating	Subtotal Agricultural business	Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business	Total
Description	Local	International
Production income	28,648	28,241	14,669	18,294	—	—	—	—	89,852	—	—	—	—	—	—	—	89,852
Cost of production	(27,660)	(20,497)	(13,527)	(13,353)	—	—	—	—	(75,037)	—	—	—	—	—	—	—	(75,037)

Production profit	988	7,744	1,142	4,941	—	—	—	—	14,815	—	—	—	—	—	—	—	14,815

Sales	76,997	30,855	37,433	16,779	—	71,096	24,714	—	257,874	117,329	81,494	331,276	105,106	62,792	—	697,997	955,871
Cost of sales	(63,077)	(29,362)	(36,526)	(16,779)	—	(21,652)	(19,732)	—	(187,128)	(88,864)	(16,876)	(87,607)	(62,773)	(21,504)	—	(277,624)	(464,752)

Sales profit	13,920	1,493	907	—	—	49,444	4,982	—	70,746	28,465	64,618	243,669	42,333	41,288	—	420,373	491,119

Gross profit	14,908	9,237	2,049	4,941	—	49,444	4,982	—	85,561	28,465	64,618	243,669	42,333	41,288	—	420,373	505,934

Selling expenses	(18,851)	(3,365)	(1,273)	(859)	—	—	(2,930)	—	(27,278)	(4,428)	(4,928)	(19,045)	(12,092)	(20,888)	—	(61,381)	(88,659)
Administrative expenses	(8,315)	(2,708)	(6,744)	(939)	—	(3,471)	(1,571)	—	(23,748)	(22,343)	(23,484)	(34,258)	(19,475)	(6,252)	—	(105,812)	(129,560)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	35,930	—	—	—	—	—	35,930	35,930
Unrealized (loss) gain on inventories	(17,904)	979	47,799	—	—	—	(116)	—	30,758	—	—	—	—	—	—	—	30,758
Net gain from retained interest in consumer finance trusts	—	—	—	—	—	—	—	—	—	—	—	—	—	5,042	—	5,042	5,042

Operating result	(30,162)	4,143	41,831	3,143	—	45,973	365	—	65,293	37,624	36,206	190,366	10,766	19,190	—	294,152	359,445
Assets	378,318	799,130	287,495	58,575	66,985	4,853	54,218	209,926	1,859,500	773,988	1,461,198	1,869,208	245,678	22,132	1,613,091	5,985,295	7,844,795
Liabilities	88,788	11,762	1,371	994	33,925	—	6,933	949,669	1,093,442	534,421	663,505	1,569,103	244,592	31,295	252,663	3,295,579	4,389,021
Non-current investments in other companies (1)	17,524	619,133	170	3,239	—	—	—	—	640,066	288,916	—	—	298,310	49,952	892,329	1,529,507	2,169,573
Increases and transfers of property and equipment and intangible assets	10,276	7,492	11,611	214	22,899	—	155	1,240	53,887	14	573	27,963	5,257	51	—	33,858	87,745
Amortization and depreciation	2,491	248	863	258	—	—	119	130	4,109	1,243	13,466	63,027	6,882	697	—	85,315	89,424

(1)	The balance corresponds to equity interest in BrasilAgro, Agro – Uranga S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A., Tarshop S.A. and Hersha Hospitality Trust, Rigby 183 LLC, New Lipstick y TGLT S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5:	(Continued)

As of December 31, 2009 :

	Agricultural									Real estate							Total
	Crops		Beef cattle	Milk	Feed lot	Others	Sale of Farms	Non Operating (1)	Subtotal Agricultural business	Development and sale of properties	Office and other	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business
Description	Local	Foreign
Production income	10,702	14,829	5,497	11,364	—	—	—	—	42,392	—	—	—	—	—	—	—	42,392
Cost of production	(12,918)	(12,526)	(11,170)	(10,237)	—	—	—	—	(46,851)	—	—	—	—	—	—	—	(46,851)

Production (loss) Profit	(2,216)	2,303	(5,673)	1,127	—	—	—	—	(4,459)	—	—	—	—	—	—	—	(4,459)

Sales	52,403	17,345	10,048	10,788	—	28,740	—	—	119,324	137,412	80,332	258,837	76,276	111,699	—	664,556	783,880
Cost of sales	(48,452)	(15,404)	(9,169)	(10,788)	—	(23,835)	—	—	(107,648)	(52,658)	(18,224)	(77,045)	(49,607)	(47,818)	—	(245,352)	(353,000)

Sales profit	3,951	1,941	879	—	—	4,905	—	—	11,676	84,754	62,108	181,792	26,669	63,881	—	419,204	430,880

Gross profit (loss)	1,735	4,244	(4,794)	1,127	—	4,905	—	—	7,217	84,754	62,108	181,792	26,669	63,881	—	419,204	426,421

Selling expenses	(8,034)	(2,214)	(623)	(233)	—	(960)	—	—	(12,064)	(2,383)	(6,995)	(18,967)	(7,703)	(55,031)	—	(91,079)	(103,143)
Administrative expenses	(9,610)	(2,522)	(6,534)	(1,493)	—	(1,439)	—	—	(21,598)	(13,306)	(17,002)	(19,528)	(15,952)	(16,683)	(140)	(82,611)	(104,209)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	13,935	—	—	—	—	—	13,935	13,935
Unrealized gain (loss) on Inventories	(3,089)	(392)	25,040	—	—	(193)	—	—	21,366	—	—	—	—	—	—	—	21,366
Net gain from retained interest in consumer finance trusts	—	—	—	—	—	—	—	—	—	—	—	—	—	26,105	—	26,105	26,105

Operating results	(18,998)	(884)	13,089	(599)	—	2,313	—	—	(5,079)	83,000	38,111	143,297	3,014	18,272	(140)	285,554	280,475
Assets	477,573	318,129	221,547	47,862	22,385	9,129	7,392	131,496	1,235,513	593,146	1,026,476	1,892,609	239,799	195,105	1,185,566	5,132,701	6,368,214
Liabilities	46,098	33,850	1,963	930	95	5,045	—	537,472	625,453	272,446	370,538	1,026,934	206,275	233,457	160,528	2,270,178	2,895,631
Non current investments in other companies (1)	13,964	292,886	116	2,212	22,323	—	—	1,651	333,152	26,007	—	—	—	—	858,963	884,970	1,218,122
Increases and transfers of property and equipment	11,074	5,511	7,835	271	—	557	—	1	25,249	8	1,550	38,868	2,072	1,402	—	43,900	69,149
Amortization and depreciation	1,721	147	945	340	—	825	—	187	4,165	10,127	12,342	52,635	8,992	2,960	—	87,056	91,221

(1)	The balance corresponds to equity interest in BrasilAgro, Cactus, Agro Uranga S.A., Exportaciones Agroindustriales Argentinas S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A. Manibil S.A. and Hersha Hospitality Trust.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	LAWSUITS AND CLAIMS IN COURSE

A.	Agricultural Business

1.	Ongoing litigation with the city of Villa Mercedes.

The Misdemeanours Court Judge to the city of Villa Mercedes issued resolution No. 2980/08 about the situation of Cactus in such city, determining that the Company had a 36-month term to stop operating and transferring the establishment located on the Provincial Route 2B.

In such 36-month period, the Company shall not host over 18,500 head of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No. 0662/09, thus ratifying the Misdemeanour Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to conclude its operations and transfer the establishment.

Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanours Court Judge of Villa Mercedes. The appeals are pending and the High Court has not ruled on them.

The Company’s legal advisors are optimistic about the possibilities of reversing the Misdemeanours Court Judge’s ruling.

Irrespective of the above, Cactus is carrying out a plan to improve its relationship with the community of Villa Mercedes, seeking to strengthen the company’s position as a valuable member in the social and economic activity in the region, whose purpose is that the scheduled moving be reconsidered by municipal authorities.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(continued)

B.	Real Estate Business

1.	Provision for unexpired claims against Llao Llao Holding S.A.

The Llao Llao Holding S.A. (“LLH”) Company (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, punitive interest and attorney’s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure has been questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed to the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos.

In July 2008, the Court of Appeals notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State. On April, 2010 LLR paid Ps. 13,122 in cash and bonds.

After LLR’s filing was duly notified to the plaintiff, the latter in turn stated that the amounts deposited were in line with the settlement that, having taken place on June 30, 2007, was eventually approved in the framework of these proceedings on December 5, 2007. As a result, the Argentine Agency of National Parks argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance, to be deposited by LLR would amount to US$ 659.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(continued)

On June 10, 2010, LLR was notified of the newly-performed settlement: LLR filed an objection against it in due time and manner. On June 17, 2010, the court ordered that the plaintiff was to be served notice of the objection.

On August 6, 2010, the plaintiff filed a response to the most recent service of process. On September 10, 2010, the trial court judge resolved that the amount deposited by Llao Llao Resorts S.A. is not sufficient to cover the amount of the payment order. An appeal against this resolution was filed on behalf of Llao Llao Resorts S.A. alleging that there has been a material error incurred by the trial court.

In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. LLR lodged an appeal against the award for considering the amount excessively high. The auctioneer, in turn, lodged his appeal against the award for considering the amount excessively low. On November 26, the proceedings file was sent to the Appellate Court. By November 29, and agreement was reached.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked Ps. 2,618 under “Other current liabilities – Payables to National Parks Administration”, that is, the amount in Pesos equivalent to the abovementioned interest claimed by the plaintiff plus the amount of fees described in the above paragraph, which in total amounts to Ps. 4,418.

NOTE 7:	RESTRICTED ASSETS

A.	Agricultural Business

Mortgages on plots of land in the Republic of Bolivia

Due to the purchase of farms in the Republic of Bolivia, a mortgage was established on such properties as mentioned in Note 9.A.1. As of the date of these financial statements, the mortgage on the “Las Londras” farm amounts to US$ 2.5 million, effective through February 15, 2011.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(continued)

Pledge on BrasilAgro’s shares and warrants

Based on Note 8.A.1, as guarantee for the payment of the outstanding balance from the acquisition of BrasilAgro’s shares and warrants, 3,864,086 shares and 37,325 warrants from the first issue are pledged.

B.	Real Estate Business

1.	IRSA

a.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. At the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(continued)

b.	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance accrued interests at a LIBO rate 6 months plus 7.0%, being the last of US$ 5.07 due in March 2010.

Jointly, IRSA subscripted a credit default swap for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, IRSA will receive a payment of a coupon on a periodical basis. In addition, to support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to IRSA. In connection with this matter, HASA borrowed funds from Standard Bank Argentina again, in the amount of Ps. 19,000, which will accrue interest at a fixed nominal 16.25% interest rate per annum, payable on a quarterly basis and with principal becoming due on March 15, 2011.

As a security interest for this transaction, IRSA entered into a put option agreement with Standard Bank whereby the Bank receives the right to sell to IRSA, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA’s default.

c.	IRSA and its subsidiaries has mortgaged on the following properties:

d.

Property	Book value as of December 31, 2010
República Building	217,427
Terreno Caballito	40,670
Terreno Bariloche	21,900
Terreno Zetol	40,010
Suipacha 652	10,710
Terreno Vista al Muelle	11,378

e.	IRSA maintains a pledge over CYRSA´s shares

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(continued)

f.	To guarantee due compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A.’s and Vista al Muelle S.A.´s pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement, as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A.

g.	IRSA has raised a mortgage over the property designated as “Suipacha 652” to secure compliance with its obligation to erect a building and to convey the units to be constructed in the building as this obligation represents the balance outstanding for the acquisition of a plot of land in Av. Del Libertador 1755.

h.	In May 2008, IRSA bought a 49% shareholding in Manibil S.A. from Land Group S.A. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. By virtue of the contracts signed, IRSA agreed not to transfer its shares or any rights related thereto for a term of three years.

i.	IRSA carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

2.	APSA

a.	The Property and equipment account included the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st , 2009) had with NAI INTERNATIONAL ll Inc.

b.	The accounts receivable guarantee deposits in Other current receivables and programs included the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

c.	As of December 31, 2010 under other current receivables, APSA has deposits that are restricted under due to different court attachments.

d.	As regards the case “Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of December 31, 2010 amounts to Ps. 36,785 (disclosed in other “Non-current investments- Undeveloped parcels of land”).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(continued)

e.	Other current investments account, as of June 30, 2010 included BONTE 2006 bonds for Ps. 34; which were deposited as rental guarantee.

f.	As of June 30, 2010, Tarshop S.A. had granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping, (CP) according to the following detail:

•	To Standard Bank Argentina S.A., CP Al Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan of Ps. 15,371).

•	To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan of Ps. 3,724).

•	To Banco Supervielle S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII y L, (loan of Ps. 7).

•	To Banco Hipotecario S.A., CP related to Fideicomisos Financieros Tarjeta Shopping Series XLVII, XLIX y LVI, (loan of Ps. 20,149).

g.	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.” (“APSA”), the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in “Property and equipment”).

h.	Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

On September 30, 2010, the last payment of the VDF’s issued by the Financial Trust was made. At present, such Financial Trust is liquidated and with it the accessory obligation assumed at the time by APSA in the process of liquidation.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(continued)

i.	As of June 30, 2010 included cash as guarantee for leases granted by Tarshop S.A., related to the stores where its branches operated, which were included in other non current receivables for an amount of Ps. 217.

j.	Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA granted to Banco Hipotecario S.A. a two-year security agreement over the Company’s Class III Notes, issued on November 13, 2009, for a face value of Ps. 5.0 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

NOTE 8:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

A.	Agricultural Business

1.	Purchase of shares and warrant BrasilAgro

On October 20 and December 23, 2010, the Company and its subsidiary Helmir executed an addendum to the Share Purchase Agreement of April 28, 2010, under which the Company either directly or indirectly acquired 9,581,750 shares of common stock of BrasilAgro - Companhia Brasileira Propriedades Agrícolas (“BrasilAgro”), representing 16.40% of the outstanding stock and 64,000 warrants from the First Issue and 64,000 warrants from the Second Issue. Consequently, Cresud paid Rs. 25.2 million on October 20, 2010, Rs. 50.8 million on December 23, 2010 and the price remainder equivalent to Rs. 52.5 million should be paid on April 27, 2011, which is guaranteed by a security interest over 3,864,086 shares and 37,325 warrants from the First Issue.

Consequently, Cresud is either directly or indirectly the owner of 20,883,916 shares or 35.75% of the Company’s outstanding stock as of December 31, 2010 (see note 13.1.a to the Basic Financial Statement). It should be noted that acquiring shares does not imply a change in the control over BrasilAgro; and that BrasilAgro’s Shareholders’ Agreement will remain effective with the amendments that may be required to sell all shares owned by Tarpon and its affiliates.

Likewise, due to the transaction, Cresud owns directly and indirectly 168,902 BrasilAgro’s First Issuance Warrants and 168,902 BrasilAgro’s Second Issuance Warrants.

As of December 31, 2010 the Company registered an asset for Ps. 27,199 for the acquisition of these warrants (Note 4.b).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

2.	Expanding business into the Republic of Paraguay

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, on September 3, 2008, the Company executed jointly with Carlos Casado S.A., an Argentine company owning large stretches of land in southern Paraguay, a framework agreement by which it was decided to generate synergy between both companies to do business on the real estate, agricultural and livestock, and forestry markets, as well as series of related agreements aiming at formalizing the productive coalition between both companies.

Within such context, Cresud participates together with Carlos Casado (with a 50% interest each) in Cresca S.A. a stock company organized under the law of the Republic of Paraguay, under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay and possibly of up to 100,000 hectares also located in Paraguay, which are derived from the purchase option granted by Carlos Casado to Cresca S.A. It should be mentioned that this option was exercised on September 3, 2008.

The advisory agreement shall be valid for 10 year terms as from the date the framework agreement is executed and will automatically renewed for two additional 10-year period as from maturity date of the original period, in turn being able to be renewed after the expiration of the additional period.

Cresud has additionally executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

On January 23, 2009, Agrology S.A. directly and indirectly controlled by 99.99% by Cresud made a contribution in kind to the Paraguayan company, Cresca S.A. Such contribution is made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A.

Consequently, together with Carlos Casado S.A.’s contribution, the total contribution to Cresca S.A. stands at US$ 10.5 million.

On February 3, 2009, the previously called general shareholders’ meetings were held at Cresca S.A. headquarters, whose agenda included among other matters, the capital increase and the issuance of shares of such company as well as the ratification of those agreements that are among the transactions that together with Carlos Casado S.A. had been planned and that at present Cresud will develop through its affiliate, Agrology S.A.

Likewise, on that date, the amount of US$ 5.2 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado S.A. to Cresca S.A. on behalf of Agrology S.A. and which resulted from the in-kind contribution of five plots of land located in The Republic of Paraguay, as it was mentioned opportunately.

On March 19, 2010 and in connection with the option already exercised related to the Option Property, Cresca S.A. required from Carlos Casado S.A. that 3,614 hectares (out of which 1,807 hectares belonging to Agrology S.A.) be transferred to it. This area will be confirmed when measured before executing the title deed. Finally, on June 29, 2010 was signed the deed in the amount of 3,646 hectares.

As agreed in the Option Agreement, Cresca S.A. will pay Carlos Casado S.A. US$ 350 per hectare or US$ 1.3 million as follows: US$ 0.3 million and US$ 0.5 million paid on March 23, 2010 and December 7, 2010 respectively and US$ 0.5 million, will be paid on March 1, 2011.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

B.	Real Estate Business

1.	IRSA

a.	Constitution of CYRSA – Horizons Project

In January 2007, IRSA acquired two adjacent plots of land adjacent located in Vicente López, Province of Buenos Aires (one of them through the acquisition of the total share of Rummaala S.A, actually merged with CYRSA). The purchase price was US$ 36.2 million, from which US$ 30.3 million will be canceled by handing over certain units of the building to be constructed. As security for compliance, Rummaala S.A. shares were pledged and the Building located in Suipacha 652 (owned property) was mortgaged.

In April, 2007, IRSA constituted CYRSA S.A. (“CYRSA”), and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. IRSA contributed with the plots of land and the liability in kind related in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching 100% of the units to be marketed, which are disclosed in “Customer advances”.

The purchase-sale price set forth in these preliminary sales contracts are made of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plans:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds, 02.

•	Partial cancellation will be on installments payable up to the time of transfer/signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

Through preliminary sales agreements, CYRSA has committed to transfer the functional units before February 2011 to the latest. However, there is a six-month grace period for that duty.

As of December 31, 2010, the percentage of completion of the Horizons project was 93.24% considering the cost incurred in relation to the total estimated project costs.

b.	Acquisition of shares of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, IRSA, through Real Estate Investment Group L.P. (REIG) acquired 5.7 million shares representing approximately 10.4% of Hersha´s common stock and a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values. The total purchase price paid was US$ 14.3 million. As part of the agreement, IRSA´s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January 2010, March 2010, and October 2010, REIG purchased 11,606,542 additional shares of Hersha’s common stock for an aggregate purchase price of US$ 47.9 million. (4,789,917 for US$ 3.00 per share and 3,864,000 for US$ 4.25 per share and 2,952,625 a US$ 5.80 per share).

During December 2010, REIG sold 1,500,000 common shares of Hersha for a total of US$ 9.8 million, which resulted in approximately US$ 6.9 million gain.

As of December 31, 2010 IRSA´s interest in Hersha represents 10.72%. On the other hand, upon exercise of the call option and assuming any Company´s interest is not diluted due to newly issued shares, IRSA´s interest in Hersha would be 13.63%. IRSA accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 77 hotels throughout the United States of America totaling approximately 9,951 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

c.	Acquisition Lipstick, New York Building

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in Metropolitan 885 “Metropolitan 885 Third Avenue. LLC” (o “Metropolitan”), through its subsidiaries which main asset is a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

During 2009, Metropolitan incurred significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since IRSA’s share in Metropolitan’s losses exceeded its equity interest; IRSA recognized a zero value on its investment although a liability of US$ 1.5 million was booked representing it’s maximum commitment to fund Metropolitan’s operations.

In December 2010 the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 basic points rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sach & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

Metropolitan will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), a new Metropolitan holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

As a consequence of said closing, the Company has indirectly – through New Lipstick – increased its equity interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

d.	Acquisition of shares of Banco Hipotecario S.A.

In fiscal year ended as of June 30, 2009, IRSA (through its subsidiaries) acquired, in arm’s length conditions, from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., the equivalent of 143,627,987 shares of Banco Hipotecario S.A. (BHSA) in exchange for Ps. 107.6 million of which 78.8 million were paid in July, 2009. The transaction was recognized by the “acquisition method” (see Note 2.j.2. to the Unaudited Basic Financial Statements) generating a gain of Ps. 133.0 million, each year. As a result of these acquisitions, as of June 30, 2009 IRSA had a 21.34% interest in BHSA’s capital stock (excluding treasury shares).

During the year ended June 30, 2010, IRSA (through its subsidiaries) acquired the equivalent of 100,417,816 shares of BHSA for an amount of Ps. 118.7 million of which Ps. 112.6 million were paid as of June 30, 2010 and the balance was paid during this present period. The transaction was recorded by application of the “acquisition method” (See Note 2.j.2. to the Unaudited Basic Financial Statements), a gain in the year of Ps. 70.4 million. As result of this transaction, as of June 30, 2010, the IRSA ownership interest in BHSA was 28.03% (without considering treasury shares).

During the present period, IRSA exercised its preemptive rights and took part in the offer mentioned in Note 12.B.1 acquiring 26,197,564 Class D shares totaling Ps. 36.2 million.

During November 2010, E-Commerce S.A. sold in the market 75,000 Class D shares of BHSA for a price of Ps. 3.2867 per share, which totaled Ps. 0.2 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

After the above-mentioned purchases, as of December 31, 2010, IRSA’s ownership interest in BHSA increased from to 29.77% of BHSA´S capital stock (without considering treasury shares).

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, Banco Hipotecario S.A. sold approximately 26.9 million of said shares.

Exercising its preemptive right, IRSA took part in the offer and acquired 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, as of the date of issuance of these Financial Statements, IRSA’s equity interest in BHSA increased from 5% to 5.29% (excluding the treasury shares in portfolio). By virtue of the provisions arising from the Bank’s by-laws, the shares acquired do not entitle holders to vote or to collect dividends and/or any other distributions.

On January 7, 2011, IRSA sold to Palermo Invest S.A. the equivalent of 4,352,243 Class D ordinary shares of BHSA for US$ 3.3 million. As a result of the sale, IRSA’s interest in BHSA is once again 5% (without considering the treasury shares in portfolio) and thus outside the scope of the restrictions imposed by the by-laws previously discussed.

e.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended June 30, 2009, IRSA (through Tyrus) acquired by a minimum payment a 100% stake in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay.

At the same time Liveck acquired, a 90% interest over the shares of the companies Zetol S.A (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay´s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

IRSA and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

The total price for the purchase of Zetol was US$ 7.0 million, of which US$ 2.0 million were paid, the balance will be paid in 5 installments of US$ 1.0 million each with an annual 3.5% compensatory interest calculated on the total outstanding amount tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of IRSA. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (capital plus interest) the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters to built.

The total price for the purchase and sale of all the shares of Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% interest on the total outstanding amount. As of September 10, 2010 this operation was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

In the framework of the agreement for the purchase and sale of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman, as applicable), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman, as applicable), would have actually contributed to Zetol and Vista al Muelle until the execution of said purchase and sale.

Both parties have agreed that all the obligations mentioned above shall be rendered ineffectual if the parties entered into a shareholder agreement no later than July 1st, 2011. If no such shareholder agreement is signed, this sale shall be executed and delivered on July 11, 2011.

Later, in June 2009, IRSA sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$ 1.3 million.

In December 2009, Vista al Muelle acquired other properties totaling US$ 1.9 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

On December 17, 2010, IRSA and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, IRSA´s interest in Liveck amounted to 100% (through Tyrus).

As part of the agreement, IRSA agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, IRSA will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

f.	Merger and spin-off/merger between IRSA and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A. (IBOSA)

IRSA’s shareholders’ meeting held on November 27, 2009 approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into IRSA, and the spin-off of Palermo Invest S.A. to be subsequently merged with Inversora Bolívar S.A. as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities.

g.	Option to acquire an interest in APSA

In January, 2010, Parque Arauco S.A. accepted the bid submitted by IRSA, and acquired, through a purchase option, the 29.55% interest in APSA and the held of nominal value of US$ 15.5 million of “APSA’s Convertible Note 2014”.

The acceptance of the bid grants IRSA the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended until November 30, 2010 subject to compliance with certain conditions.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

The strike price has been fixed at the total and final amount of US$ 126 million. IRSA transferred US$ 6 million to Parque Arauco S.A., non refundable, as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010, the Company’s Board of Directors resolved to exercise the option, which was consummated on October 15, 2010 through the payment of the price balance and the transfer of the shares. According to the terms of the option, the dividends paid by APSA for the fiscal year ended on June 30, 2010 were deducted from the price.

As a consequence of the transaction, as of December 31, 2010, IRSA’s interest in APSA rose from 63.35% to 94.89%.

h.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola).

In June 2010, IRSA closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected US$ 1.94 million. The balance shall be paid through a transfer to the name of IRSA of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal, with the first installment falling due in December 2010.

i.	Acquisition of Torodur S.A.

In May 2010 IRSA acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, IRSA transferred a 2% ownership interest to CAM Communications LP, at cost.

j.	Acquisition of Unicity S.A.

On September 1, 2010, and through E-Commerce Latina S.A. (subsidiary of IRSA) acquired a 100% stake in Unicity S.A. (Unicity) for US$ 2.53 million. Unicity’s main asset consists in 31,491,932 shares representative of 10% of the capital stock of Solares de Santa María S.A. and for which it carries a liability to IRSA on the purchase price balance, which as of the date hereof is US$ 9.1 million. On September 28, the debt was capitalized and IRSA received 36,036,000 shares representing 88.61% of Unicity, being held by E-Commcerce the remaining 11.39%

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

k.	Sale of Torres Jardín IV

On October 25, 2010, the Company executed a preliminary sales agreement whereby it sold the lot that fronts Gurrachaga street, at Gurruchaga 220/254/256 Street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

2.	APSA

a.	Capital increase and capital contributions to Tarshop S.A.

On October 30, 2009, Tarshop S. A., capitalized irrevocable contributions made by APSA, thus APSA’s participation amounted to 98.5878%.

During January 2010, APSA acquired the minority interest (1.4122%) property of the minority shareholder for US$ 0.54 million, reaching the 100% of share interest.

b.	Agreement to sell the equity interest in Tarshop S.A.

On December 22, 2009, APSA reported the approval by its Board of Directors of the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a two-year security agreement over APSA Class III Notes, issued on November 13, 2009, for a face value of Ps. 5 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

In compliance with the conditions defined in the agreement in question, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between APSA and Tarshop S.A. have been compensated.

c.	Merger between Shopping Alto Palermo S.A. (“SAPSA”), Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

SAPSA´s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

As from July 1st, 2009 SAPSA merged into APSA.

d.	Acquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, APSA acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital stock of Arcos del Gourmet S.A. The price was established at fixed amount of US$ 5.14 million plus a variable amount equal to the 20% of the investment required in order to develop the project, up to a maximum of US$ 6.9 million. The remaining unpaid balance as of December 31, 2010 is made up as follows: (i) one USD 1 million installment, falling due on November 27, 2011 disclosed in “Long-term debt” and (ii) 100% of the variable amount which will be paid off upon the possible increase of the capital required to develop the project.

A Consultative Opinion request was filed by APSA with the Argentine Competition Defense Commission, still pending resolution, seeking to issue an opinion on the obligation or lack thereof to notify the sale. Such commission opinion was that the operation should be notified. Accordingly, on December 16, 2010, the sale was notified.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,545 registered non-endorsable shares of common stock will be issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof. On May 7, 2010, two share subscription agreements were executed establishing that the capital increase will be paid in as follows: (i) capitalizing of loans for Ps. 5.6 million, (ii) capitalizing receivables from APSA for Ps. 0.9 million, (iii) capitalizing irrevocable contributions for Ps. 2.5 million and (iv) the amount of Ps. 1.4 million will be paid up in cash within three working days as from executing the agreements

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

On June 25, 2010, APSA (purchaser) and Eduardo Giana, Pablo Bossi, Patricio Tobal and Abuam S.A. (sellers) subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., for the total number of shares owned by them, which represent at least 17.54% of capital stock and votes of Arcos del Gourmet S.A. The term to exercise the option expires on April 30, 2011. The option was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The price of the shares owned by the sellers was established at US$ 1.4 million. The option price of US$ 0.4 million was fully cancelled. In the event APSA exercised the option, its price will be considered towards the share price.

e.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an agreement for Partial transfer of goodwill with INCSA for acquiring one of the parts of the net assets established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction was being subject to certain conditions of precedent fulfillment. The total price of the operation was of US$ 20.7 million of which US$ 7.1 million were paid at the time the preliminary purchase contract was entered into.

Once the signature of the definitive instrument took place on July 1, 2010, the remaining amount of US$ 13.6 million will accrue 5% annual interest plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1, 2011. Principal will be settled upon paying the last interest installment or upon granting the title deed, whichever later.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

On July 1, 2010, Alto Palermo S. A. (APSA) and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”; becoming operational on such date. The Commercial Center “Soleil Factory” includes a building, real properties, agreements, titles to the brand names and rights to build certain number of square meters. Possession thereof was handed over upon execution. Considering the goodwill value structure, the Company has booked in as fixed assets until the process to allocate the price paid for the assets and liabilities acquired is completed. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed of the building. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

The transaction was filed with the Argentine Competition Defense Commission that, thus far, has not ruled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the net assets established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as Suppliers advances. This transaction was subject to certain conditions precedent, among which APSA should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition, on July 1, 2010, APSA shall start the works i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(continued)

f.	Purchase-Sale of Conil S.A.´s shares

On October 21, 2009, it was executed the share purchase agreement by which APSA and Fibesa S.A. acquired 95% and 5% of the 50% of Conil S.A.’s shares, respectively. The agreed price amounted to US$ 0.29 million which was completely cancelled at previous year end.

As a result of the previously mentioned agreement, APSA becomes the owner of 97.5% of such company’s shares, while Fibesa S.A. owns the remaining 2.5%.

g.	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, Alto Palermo S. A. (APSA) and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. has sold APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

h.	Purchase of TGLT S.A.’s shares

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

Subsequently, on December 22, 2010, the company acquired 42,810 shares for the price of Ps. 0.4 million.

In November 2010, the Company acquired 9,598 non-endorsable, registered, common shares, with right to one vote each and representative of 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

NOTE 9:	PURCHASE, SALE AND BARTER OF PROPERTIES

A.	Agricultural Business

1.	Acquisitions of land in the Republic of Bolivia

a.	On July 28, 2008, the Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 11.4 million, of which US$ 1.1 million was paid upon executing the purchase agreement, US$ 3.8 million on January 22, 2009 date in which the contracts’ protocol was signed and US$ 4.0 million on November 9, 2009.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(continued)

The remainder balance will be paid without interests in February, 2011. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

b.	On July 28, 2008, the Company acquired “San Cayetano” and “San Rafael” farms, a 883 hectare and a 2,969 hectare properties located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 8.9 million out of which US$ 0.9 million was paid upon executing the purchase agreement, US$ 2.9 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.1 million in November 9, 2009 and US$ 2.0 million in November 11, 2010.

c.	On July 28, 2008, the Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$ 8.6 million out of which US$ 1.4 million was paid upon executing the purchase agreement, US$ 2.3 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.0 million in November 9, 2009 and US$ 1.9 million in November 11, 2010.

B.	Real Estate Business

•	IRSA

a.	Acquisition of Catalinas Norte plots of land

On December 2009 IRSA acquired by public sale a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

The total amount payed was Ps. 95.0 million, of which: Ps. 19.0 million was paid together with the sing to the preliminary agreement and the outstanding balance of Ps. 76.0 million was paid at the time of executing and delivering the corresponding title deed, which took place during May, 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(continued)

b.	Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, IRSA together with some U.S. partners, executed a conditional acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”). IRSA holds a 49% interest in Rigby 183 through IMadison LLC (“IMadison”) and an 8% interest through Real Estate Strategies (“RES”). The Company is presently negotiating the sale of the 8% interest held by RES. Since the fulfillment of certain conditions, the transaction was executed on December 15, 2010.

The price paid by Rigby 183 was US$ 85.1 million. Payment thereof has been structured as follows: US$ 40.0 million have been financed to Rigby 183 and US$ 45.1 million have been paid in cash. Besides, Rigby 183 has been granted additional financing, not yet drawn down, for US$ 10.0 million, for refurbishment and revamping work.

The property is located in a Manhattan area known as “Midtown South” that also hosts other famous and prominent venues such as the Empire State Building, Macy’s Herald Square and the Madison Square Garden and boasts one the most significant office and retail markets in addition to excellent commuting alternatives, restaurants, shops and entertainment options. This is a building for the rental of offices and commercial premises in their lower floors. It has 18 floors and approximately 22,000 net square meters of leasable area which, according to the statement above, has been acquired for an implied value per square meter of US$ 3,717.

IRSA is currently negotiating the sale of 8% held by RES.

•	APSA

a.	Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

In November 20, 2006, APSA acquired through a public bidding the building known as Ex Escuela Gobernador Vicente de Olmos (Patio Olmos) located in the city of Córdoba for the amount of Ps. 32,522.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(continued)

The building is under a concession agreement, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 226 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007, the transfer deed of the property was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. This transaction is recorded as Non-current investments.

b.	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 G), located in the City of Rosario, Province of Santa Fe.

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future properties: (i) fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined that the value of each undertaking is of US$ 1.1 million.

APSA also granted Condominios del Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(continued)

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future building: (i) forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters ofhousing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

c.	Beruti plot of land

On October 13, 2010, TGLT S.A. (TGLT) and APSA subscribed an agreement of purchase with a condition precedent by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed.

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

The above is disclosed in the accounts inventory and Fixed assets, in the line Units to be received Beruti.

d.	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer Cyrsa S.A. (“Cyrsa”) 112 parking spaces and the rights to increase the height of the property to build a two tower in preserve on the airspace COTO.

On December 17, 2010, APSA and Cyrsa signed an agreement in order to finish off the barter commitment.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(continued)

e.	Plot of land Paraná:

On June 30, 2009, APSA subscribed a “Letter of Intent”. This “Letter of Intent” states its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

i) US$ 0.05 million was settled as prepayment on July 14, 2009,

ii) US$ 0.1 million was settled upon executing such agreement, and

iii) US$ 0.35 million will be paid upon executing the title deed.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which APSA obtains the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later.

APSA will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

f.	Plot of land Guaymallén

On March 26, 2010, APSA executed an agreement of purchase without possession by which the Company sells a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at US$ 0.3 million has been canceled.

g.	Plot of land Rosario

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe.

Lots	Offer acceptance date	Agreed price (in thousands of US$)	Collected amount (in thousands of US$)	Title deed’s date
2 A	04/14/2010	4,200	1,050	—
2 E	05/03/2010	1,430	1,430	09/29/10
2 F	11/10/2010	1,931	579	—
2 B	12/03/2010	1,507	1,507	—
2 C	12/03/2010	1,507	1,507	—
2 D	12/03/2010	1,539	—	—

The lots subject to these transactions have been recorded to the inventory account.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10:	GRANTED GUARANTEES OF FYO.COM

By means of brokerage of agreement with guarantee, FyO.Com assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of December 31, 2010 and June 30, 2010, the balance of brokerage transactions carried out by means of such agreement with guarantee, which was pending delivery, within the established contractual terms, amounted to Ps. 8.059 and Ps. 9,498 respectively.

As of December 31, 2010 and June 30, 2010, there are no agreements that failed to be complied with for which FyO.Com may have been claimed in its capacity of guarantor.

NOTE 11:	CONVERTIBLE AND NON CONVERTIBLE NOTES PROGRAM

A.	Real Estate Business

1.	IRSA

Convertible Notes – Due date 2017

In February 2007, IRSA issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes (“the Program”) in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non convertible notes-2017 accrues an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non convertible notes-2017 contains customary covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the IRSA´s Board of Directors approved the extension of the maximum nominal value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Ordinary Meeting of Shareholders held on October 29, 2009.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(continued)

Within this framework, on July 20, 2010, IRSA issued non-convertible notes for a nominal value of US$ 150 million (“Non-convertible Notes Class II”) maturing on July 20, 2020. The issuance price was 97.838% of par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi-annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

On November 2, 2010, the General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.

2.	APSA

a.	Issuance of non-convertible notes

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: On July 19, 2014,

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the convertible notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(continued)

•

Right to collect dividends: the shares underlying the conversion of the convertible notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On October 7, 2010, the holders of Notes convertible into APSA´s shares exercised the conversion right, issuing 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retiring Notes for a face value for US$ 15.5 million. As from the conversion, the number of APSA’S shares went from 782,064,214 to 1,259,608,411.

Thus, the holders of APSA’s notes (Negotiable Obligations convertible into ordinary shares) exercised the conversion rights for a total of US$ 18.3 million, issuing ordinary shares with a face value of Ps. 0.1 each.

As of December 31, 2010, APSA’s Convertible Notes amounts to US$ 31.7 million.

b.	Issuance of non-convertibles notes

On May 11, 2007, APSA issued two series of notes for a total amount of US$ 170 million.

Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% paid semi-annually on May 11 and November 11 of each year as from November 11, 2007.

Series II corresponds to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi- annual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of December 31, 2010 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 4.8 million, respectively. Such notes had been valued at face value and are disclosed netting the current and non-current capital and interest owed.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(continued)

As of December 31, 2010, IRSA holds Series I Notes for US$ 39.6 million in nominal value and Series II Notes for Ps. 33.2 million in nominal value. On October 12, 2010 IRSA sold its Non-Covertible Notes Serie I. Additionally, Cresud holds Series I Notes for US$ 5.0 million in nominal value.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Negotiable Obligations, having a face value of up to US$ 200 million authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

The APSA´s Shareholders Meeting held on October 29, 2009 approved the increase in the amount of the Global Program for the Issuance of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.
Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable BADLAR plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrues interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of December 31, 2010 Emprendimiento Recoleta S.A. holds Series III Notes for Ps. 12 million in nominal value.

c.	Issuance of securities representing short-term debt of Tarshop S.A.

During the current fiscal year ended as of June 30, 2010, Tarshop S.A. requested the National Securities Commission (CNV) to authorize the Global Program for the Issuance of Securities Representing Short-Term Debt (“Program”), for a maximum outstanding amount that may not exceed US$ 25 million, or equivalent amount in other currencies.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(continued)

On December 28, 2009, the Extraordinary General Shareholders’ Meeting of Tarshop S.A. approved the creation of the Program and its terms and conditions.

As of June 30, 2010, Class I was placed for a total nominal value of Ps. 22,720 and Class II for a total nominal value of Ps. 40,000. Class I and II VCPs accrue interest from the issuance date at a nominal annual rate equal to the BADLAR, plus cap-margin of 400 basic points.

Net funds resulting from placing Class I and II were earmarked for paying in working capital in Argentina in accordance with the corporate objective of Tarshop S.A.

NOTE 12:	SIGNIFICANT EVENTS

A.	Agricultural Business

Loan inventories

On August 6, 2008, Agrology S.A. executed a securities loan agreement with Inversiones Financieras del Sur S.A. (IFISA) by which 1,275,022 Global Depository Shares (GRDs) were granted, represented by GRDs representative of 10 shares of common shares with a face value of Ps. 1 per share of IRSA., Inversiones y Representaciones Sociedad Anónima (IRSA).

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology S.A. As regards exercising the political rights (vote), the Parties agreed that Agrology S.A. will grand a power of attorney to IFISA with the respective voting instructions. As regards dividends, IFISA commits itself to transferring forthwith to Agrology S.A. the funds related to this item.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. They will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

As of the closing date of these financial statements, Inversiones Financieras del Sur S.A. returned 21,080 Global Depositary Shares (GDR’s) to Agrology S.A., represented by Global Depositary Receipts (GDR´s) representative of 10 shares of common stock of Ps. 1 per share.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(continued)

On July 30, 2009, Agrology S.A. made an offer to IFISA to extend the agreed-upon due date of the loan inventories for 360 days, modifying the amount of GDRS of IRSA investments and Representaciones Sociedad Anónima granted in loan from 1,275,022 to 1,253,942 million which are free of encumbrances and are freely available to Agrology S.A.

On July 25, 2010, Agrology S.A. made an offer that was accepted by IFISA to extend for 360 days the term agreed upon in the previously-mentioned loan of IRSA’s 1,253,942 GDR’s on loan.

On September 8, 2010, Agrology S.A. executed a new agreement with IFISA by which IRSA’S 800,000 GDR’s are granted under the same conditions as above.

B.	Real Estate Business

1.	IRSA

a.	Investment in Banco Hipotecario S.A.

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda and entitled the BCRA to determine the pertinent rules.

After a series of presentations Banco Hipotecario S.A. submitted the final presentation, in September 2002 and October 2005, the Central Bank of Argentina credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,533. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(continued)

Exposure to the non-financial public sector

As of December 31, 2010, Banco Hipotecario S.A. has assets with the non-financial public sector for Ps. 1,480,219 booked in its financial statements.

The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities, through Communication “A” 4546 of July 9, 2006, regarding the assistance to the Public Sector, it was established that as from July 1, 2007, such limit was 35% (average measured) of total Assets of the last day of the previous month.

As of December 31, 2010 and 2009 the assistance to the Public Sector reaches 13.6% and 19.8% from total Assets, respectively.

Banco Hipotecario S.A.’s Treasury Shares

In the course of fiscal year ended June 30, 2009 and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario S.A. received treasury shares Class D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of the Banco Hipotecario S.A. resolved to delegate upon the Board of Directors of the bank the decision to pay with the treasury shares in portfolio the DAA or StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.64 million and entail an increase in the IRSA’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.52%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(continued)

b.	Transactions pending solution by the Argentine Antitrust Commission (“CNDC”)

On November 20, 2009, after the sale of the building Edificio Costeros (Dock II), IRSA applied to the CNDC for a consultative opinion on whether IRSA had to notify that transaction or not. The CNDC found that there was an obligation to notify the same, but IRSA appealed that decision. As of the date of issuance of these financial statements, the CNDC had not yet handed down a resolution.

In addition, as regards the acquisition of Torre Bank Boston, on August 30, 2007 IRSA applied to the CNDC for a consultative opinion as to whether IRSA had to notify the transaction. On November 22, 2007 the CNDC stated that there was indeed a duty to notify the transaction. IRSA filed an appeal against this decision. The resolution from the matter in court was favorable to the CNDC. On November 3, 2010 was notified to the CNDC. As of the date of issuance of these financial statements, IRSA is in process of notificating the operation.

In May 2008 IRSA applied to the CNDC for a consultative opinion concerning to the obligation of notifying the acquisition of Edificio República. The CNDC decided that such notification was required and therefore, in February 2010 IRSA has presented the required documentation notifying the operation. On November 3, 2010, the CNDC authorized the operation.

2.	APSA

a.	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNACIONAL II, INC. – Branch Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, Villa Cabrera which are disclosed in Property and Equipment, net.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(continued)

According to the agreement of occupation related to the loan contract, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If once the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 a new amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1)

•

An antichresis right was created and it was established that all obligations assume by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned property right.

Principal owed as of December 31, 2010 and interest accrued unpaid through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

b.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(continued)

Such agreement put an end to the case Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final.

On June 12, 2009, Shoppping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shoppping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed.

Finally Shopping Neuquén S.A. was notified about the registration of the project, so on April 8, 2010 the term of 90 running days to commence the shared works has started.

Shopping Neuquén S.A. submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket), it obtained the authorizations to start such works and on July 5, 2010 and within the previously mentioned 90 day term, construction began.

The first work stage mentioned should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality of Neuquén.

c.	Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At the end of period / year the remaining pending accrual shown under other liabilities, in line improvements made by others to be accrued.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(continued)

d.	Agreement with the former minority shareholder of Tarshop S.A.

During January 2010, APSA executed an agreement with Mr. León Halac (“LH”), by which the latter assumed the obligation to abstain during 28 running months from performing any role or developing and participating in any manner whatsoever in any new credit card companies other than those existing on the market, or in the regions in which at present Tarjeta Shopping is developed. Such agreement also contemplates the impossibility by the same period of time that LH participates in developing, under any method, shopping malls or commercial center of over 20,000 square meters within the territory of Buenos Aires City, Argentine Republic. APSA, shall pay in consideration of the obligations assumed by the other party a total and definitive price of US$ 2.2 million payable: (1) A down payment of US$ 0.8 million upon executing the agreement and (2) the balance of the price of US$ 1.4 million in 28 monthly consecutive installments, accruing no interest of US$ 0.05 million each, to which income tax withholdings will be added. In all cases, income tax withholdings should also be added.

e.	Agreement entered into with Cresud over an assignment of rights to APSA shares

On October 15, 2010, IRSA and Cresud S.A. entered into an agreement to assign rights, for a term of one year, whereby the Company assigned to Cresud the financial and voting rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps. 1 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud must pay, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 basic points rate.

NOTE 13:	SALES OF BUILDINGS

Real Estate Business

During the six-month period ended December 31, 2009, IRSA conducted several transactions for the sale of some office rental properties that made up its portfolio, representative of a gross leasable area of 12,057 for a total of Ps. 133.1 million. The gross income generated by these transactions amounted to Ps. 93.7 million.

During the six-month period ended December 31, 2010, there was no sale of office property.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

As of December 31, 2010 Cresud and IRSA had made contributions to the capitalization program for executive management that amount Ps. 4.447.

NOTE 15:	DERIVATIVE FINANCIAL INSTRUMENTS

Real Estate Business

Futures contracts – Ritelco S.A.

In the course of the period, Ritelco S. A. conducted certain shorting and covering transactions involving futures. According to the Company’s risk management policies, these deals are used for speculative purposes.

In connection with the futures transactions that took place during de fiscal year, the Company booked realized gains for US$ 30 (equivalent to Ps. 117) in the “Other holding results” line of its Income statement.

As of December 31, 2010, Ritelco S. A. carries neither derivatives contracts nor guarantees associated thereto.

NOTE 16:	SUBSEQUENT EVENTS

Real Estate Business

1. IRSA

Sale of BHSA shares

On January 7, 2011, IRSA sold 3,104,603 Class D ordinary shares and 124,764 ADRs of Banco Hipotecario S.A. to Palermo Invest S.A. for US$ 3,331. As a result of the sale, the Company’s ownership interest is now 5% of Banco Hipotecario S.A.’s capital stock (without considering the treasury shares in portfolio).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 16:	(continued)

2. APSA

Acquisition of Metroshop S.A.´s shares

On January 13, 2011, APSA executed a share purchase agreement by which APSA purchased 18,400,000 registered, nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Metroshop S.A.’s common capital stock.

On the same date, and as an action subsequent to the purchase of the remaining 50% of Metroshop S.A.’s shares by APSA, Metroshop S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A. , to grant the following assets:

I.	Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV).

II.	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

III.	All credit card customers or accounts and consumer loans.

IV.	Lease agreements on certain branches and their personal property.

V.	Labor agreements for payroll personnel.

These unaudited financial statements include provisions for the losses generated by transferring the previously mentioned assets, as well as for the severance pays resulting from Metroshop’s discontinuing its commercial activities.

APSA is currently analyzing the various possibilities to define the future operations of Metroshop S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free translation from the original prepared in Spanish for

publication in Argentina

Unaudited Basic Financial Statements

Corresponding to the six-month periods

ended December 31, 2010 and 2009

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Balance Sheet as of December 31, 2010 and 2009 and June 30, 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2010 (Notes 1 and 2)	June 30, 2010 (Notes 1 and 2)	December 31, 2009 (Notes 1 and 2)		December 31, 2010 (Notes 1 and 2)	June 30, 2010 (Notes 1 and 2)	December 31, 2009 (Notes 1 and 2)
ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 8 a.)	8,023	3,810	4,195	Trade accounts payable (Note 8 f.)	100,731	83,126	66,622
Investments (Note 8 b.)	17,973	24,631	7,538	Short-term debt (Note 8 g.)	460,283	449,311	384,543
Trade accounts receivable, net (Note 8 c.)	80,639	85,492	41,566	Salaries and social security payable (Note 8 h.)	14,466	23,330	6,121
Other receivables (Note 8 d.)	113,075	61,916	101,181	Taxes payable (Note 8 i.)	5,575	4,659	6,097
Inventories (Note 8 e.)	184,978	100,454	125,986	Other liabilities (Note 8 j.)	105,196	42,612	41,347

Total Current Assets	404,688	276,303	280,466	Total Current Liabilities	686,251	603,038	504,730

				Non-Current Liabilities
Non-Current Assets				Long-term debt (Note 8.g.)	76,384	—	—
Other receivables (Note 8 d.)	53,472	60,214	30,240	Taxes payable (Note 8 i.)	91,172	75,822	60,291
Inventories (Note 8 e.)	162,365	141,602	93,649	Other liabilities (Note 8 j.)	3,393	3,166	—
Investments on equity investees (Note 8 b.)	1,918,052	1,800,764	1,721,049	Provisions (Schedule E)	1,674	1,768	1,785

Other investments (Note 8 b.)	10,709	82,042	74,402	Total Non-Current Liabilities	172,623	80,756	62,076

Property and equipment, net (Schedule A)	330,485	289,991	288,513	Total Liabilities	858,874	683,794	566,806

Intangible assets, net (Schedule B)	21,868	1,071	1,223

Total Non-Current Assets	2,496,951	2,375,684	2,209,076	SHAREHOLDERS’ EQUITY	2,042,765	1,968,193	1,922,736

Total Assets	2,901,639	2,651,987	2,489,542	Total Liabilities and Shareholders’ Equity	2,901,639	2,651,987	2,489,542

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Income

Corresponding to the six-month periods beginning as from July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2010	December 31, 2009
Production income:
Crops	28,648	9,715
Beef cattle	14,669	5,497
Milk	18,294	11,364

Total production income	61,611	26,576

Cost of production (Schedule F.2)
Crops	(27,811)	(9,955)
Beef cattle	(13,527)	(11,170)
Milk	(13,353)	(10,237)

Total cost of production	(54,691)	(31,362)

Production gain (loss)	6,920	(4,786)

Sales
Crops	76,997	49,716
Beef cattle	37,433	10,048
Milk	16,779	10,788
Establishments	71,096	—
Other	6,201	7,380

Total sales	208,506	77,932

Cost of sales
Crops (Schedule F.1)	(63,077)	(46,298)
Beef cattle (Schedule F.1)	(36,526)	(9,169)
Milk (Schedule F.1)	(16,779)	(10,788)
Establishments	(21,652)	—
Other (Schedule F.1)	(2,397)	(3,689)

Total cost of sales	(140,431)	(69,944)

Sales profit	68,075	7,988

Gross profit	74,995	3,202

Selling expenses (Schedule H)	(22,755)	(8,030)
Administrative expenses (Schedule H)	(20,358)	(18,822)
Unrealized gain on inventories-beef cattle (Schedules F.1 and F.2)	47,799	25,040
Unrealized loss on inventories-crops, raw materials and MAT	(18,075)	(2,857)

Operating gain (loss)	61,606	(1,467)

Financial results:
Generated by assets:
Exchange gains	1,054	(1,511)
Interest income (Note 8.k)	6,792	9,164
Other unrealized gain (Note 8.k)	646	7,817

	8,492	15,470

Generated by liabilities:
Exchange gains	(1,153)	467
Interest income (Note 8.k)	(23,545)	(17,053)
Other unrealized loss	(1,132)	(189)

	(25,830)	(16,775)

Other income and expenses, net:
Shareholders’ Personal asset tax	(4,400)	(4,063)
Others	845	1,000

	(3,555)	(3,063)

Gain on equity investees (Note 8 l.)	90,543	155,453
Management agreement fees (Note 5)	(11,886)	(15,820)

Net income before income tax	119,370	133,798

Income tax (Note 6)	(12,399)	8,047

Net income for the period	106,971	141,845

Earnings per share:
Basic (Note 9)	0.22	0.30
Diluted (Note 9)	0.19	0.26

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

Corresponding to the six-month periods beginning as from July 1, 2010 and 2009 and ended December 31, 2010 and 2009 (Notes 1 and 2)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	Shareholders’ contributions						Retained earnings		Retained earnings	Translation differences	Total as of December 31, 2010
	Capital (Note 3)		Inflation adjustment		Paid-in capital (1)	Subtotal	Legal Reserve	New Projects Reserve
Items	Common stock	Treasury stock	Common stock	Treasury Stock
Balances as of June 30, 2009	471,539	30,000	156,276	9,942	879,218	1,546,975	16,792	85,543	126,893	36,681	1,812,884

Exercise of Options	1	—	—	—	6	7	—	—	—		7
Stock buyback (Note 18)
Shareholders meeting held on 10.29.2009:
-Legal Reserve	—	—	—	—	—	—	6,231	—	(6,231)	—	—
-Cash Dividends	—	—	—	—	—	—	—	—	(60,000)	—	(60,000)
-Reserve for new developments	—	—	—	—	—	—	—	58,385	(58,385)	—	—
-Atribution of proprietary treasury shares	24,999	(24,999)	8,285	(8,285)	—	—	—	—	—	—	—
Transitory conversion differences for the period	—	—	—	—	—	—	—	—	—	28,000	28,000
Net income for the period	—	—	—	—	—	—	—	—	141,845	—	141,845

Balances as of December 31, 2009	496,539	5,001	164,561	1,657	879,224	1,546,982	23,023	143,928	144,122	64,681	1,922,736

Balances as of June 30, 2010	496,560	5,001	164,561	1,657	879,331	1,547,110	23,023	143,928	187,683	66,449	1,968,193

Exercise of Options	—	—	—	—	2	2	—	—	—	—	2
Shareholders meeting held on 10.29.2010:
-Legal Reserve	—	—	—	—	—	—	9,.270	—	(9,.270)	—	—
-Reserve for new developments	—	—	—	—	—	—	—	176,136	(176,136)	—	—
Shareholders meeting held on 12.9.2010:	—	—	—	—	—	—	—	—	—	—	—
Cash Dividends	—	—	—	—	—	—	—	(69,000)	—	—	(69,000)
Transitory conversion differences for the period	—	—	—	—	—	—	—	—	—	36,599	36,599
Net income for the period	—	—	—	—	—	—	—	—	106,971	—	106,971

Balances as of December 31, 2010	496,560	5,001	164,561	1,657	879,333	1,547,112	32,293	251,064	109,248	103,048	2,042,765

(1)	See notes 2.q. and 16.

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flow

Corresponding to the six-month periods beginning as from July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2010	December 31, 2009
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	18,364	15,991
Cash and cash equivalents at the end of the period	8,067	6,603

Net decrease in cash	(10,297)	(9,388)

Causes of changes in cash and cash equivalents
Operating activities
Net Income for the period	106,971	141,845
Income tax	12,399	(8,047)
Accrued interest during the period	22,571	16,171
Adjustments made to reach net cash flows from operating activities
Gain on equity investees	(90,543)	(155,453)
Increase in allowances and provisions	6,251	2,167
Depreciations of Property and Equipment	3,396	2,908
Depreciations of Intangible Assets	376	—
Unrealized loss on Inventories	(29,724)	(22,183)
Financial results, net	(8,883)	(10,632)
Gain on the sale of fixed assets	16,944	(40)
Changes in operating assets and liabilities
Decrease in trade accounts receivable	11,637	5,121
(Increase) decrease in other receivables	(2,204)	3,416
Increase in inventories	(61,848)	(33,615)
(Decrease) increase in social security payable and taxes payable	(5,514)	1,054
Increase in trade accounts payable	5,765	11,423
Increase in other debts	24,501	8,918

Cash flows provided by (applied to) operating activities	12,095	(36,947)

Investing activities
Increase in interest on equity method investees (except IRSA)	(66,064)	(96,997)
Increase in related companies loans	(155,209)	(38,723)
Dividends collected	63,295	18,169
Acquisition and upgrading of fixed assets	(23,721)	(9,577)
Decrease of investments	129,535	6,224
Sale of fixed assets	—	56
Incorporated cash by merger	579	1,161

Cash flows applied to investing activities	(51,585)	(119,687)

Financing activities
Cash Dividends paid	—	(60,000)
Increase in financial loans	140,488	158,289
Decrease in financial loans	(131,533)	(19,016)
Cancellation of financial interests	(15,914)	(12,064)
Loans granted to controlled companies	—	30,585
Payment of loans taken to subsidiaries	(33,484)	—
Issuance of Non-convertible Notes (Note 20)	104,885	49,445
Cancellation of Non-convertible Notes	(35,251)	—
Exercise of Warrants and Options	2	7

Cash flows provided by financing activities	29,193	147,246

Net decrease in cash and cash equivalents	(10,297)	(9,388)

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flow (Continued)

Corresponding to the six-month periods beginning as from July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2010	December 31, 2009
Operations not involving changes in cash and cash equivalents
Inventories transferred to property and equipment	690	1,097
Increase in related companies interest by a decrease in trade account receivables	(3,541)	—
Increase in related companies interest by an increase in other current liabilities	(36,599)	(28,000)
Decrease in non-current investments through a decrease in other receivables	122,601	6,593

	December 31, 2010	December 31, 2009
Complementary information
Income tax paid	2,970	4,348

	December 31, 2010	December 31, 2009
Balances incorporated by merger (Note 14)
- Trade account receivables	9,134	1,632
- Other receivables	9,431	1,360
- Inventories	14,408	3,214
- Property and equipment	37,622	5,835
- Intangible assets	1,511	—
- Non-current Investments	(63,631)	(10,777)
- Trade account payables	(7,132)	(408)
- Loans	(1,145)	—
- Salaries and social security payable	(111)	(37)
- Tax payables	(408)	(523)
- Provisions	(258)	(1,457)

Incorporated cash	(579)	1,161

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below there is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.) and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

The Company’s results for the six-month periods ended December 31, 2010 and 2009 have not been audited. The Company’s management estimates that they include all the adjustments necessary to present fairly the results for each period.

The Company’s six-month periods ended December 31, 2010 and 2009 results do not necessarily reflect the proportion of the Company’s full-year results.

b.	The effects of inflation

The financial statements have been prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from this date and under professional accounting standards and as required by the enforcement agency, financial statements as of December 31, 2001 were no longer restated. As from January 1st, 2002 and under professional accounting standards, effects for inflation restarted to be recognized considering that accounting measurements restated for the change in the currency purchasing power until August 31, 1995, as those whose original date fell between such date and December 31, 2001, were stated in pesos as of such last date.

On March 25, 2003, the Federal Executive issued Decree No. 664, which established that the financial statements for year ended after such date should be stated in nominal currency. Consequently, in conformity with Resolution No. 441/03 issued by the CNV, the Company discontinued the restatement of financial statements as from March 1, 2003. Such method does not agree with current professional accounting standards, which require that financial statements should be restated until December 31, 2003. However, given the little significance of inflation rates from March through September 2003, this departure has not generated a significant effect on the financial statements taken as a whole.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(continued)

The rate used for restatement of items until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

c.	Comparative Information

Amounts as of June 30, 2010 and December 31, 2009, and the results for the period ended December 31, 2009, which are disclosed in these financial statements for comparative purposes have been taken from the financial statements as of such dates.

The financial statements as of June 30, 2010 and December 31, 2009 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

These financial statements have been prepared giving effect to the spin-off - merger mentioned in Note 14.2; consequently, the stand-alone financial statements as of December 31, 2010 are not comparable with those issued as of June 30, 2010 and December 31, 2009.

d.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at that date and the reported amounts of revenues and expenses during the period.

Estimates are used when accounting for the allowance for doubtful accounts, depreciations and amortizations, income taxes, deferred liabilities, translation differences, provisions for lawsuits and contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets and the current value of the assets and liabilities acquired in business combinations. Actual results could differ from these estimates.

e.	Adoption of the International Financial Reporting Standards

The National Securities Commission, through the Resolution 562, has mandated that the Technical Resolution No. 26 of the FACPCE is to be applied by the companies admitted to the public offering system under Law No. 17,811 in connection with either their capital stock and/or negotiable obligations, and/or by the companies that have applied for admission to the public offering system. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply the IFRS as from the fiscal year beginning on July 1st, 2012.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	OTHER ACCOUNTING STANDARDS

On April 29, 2010, the Company’s Board of Director has approved the specific implementation plan to the application of IFRS.

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the exchange rates prevailing at the end of the period/ fiscal year.

c.	Temporary investments

The units of ownership of mutual funds, the mortgage certificates and bonds were valued at quotation value net of sales expenses as of the end of the period/ fiscal year. Therefore, interests to collect corresponding to non-convertible notes of IRSA and APSA which are measured according to the mentioned in Note 2.k. are included. Temporary investments do not exceed their recoverable value at the date of the financial statements.

d.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time.

e.	Credits and short-term debts

Credits and short-term debts have been valued at nominal value plus accrued interest at the end of the period/fiscal year. Values obtained by this do not differ significantly from those obtained from the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued at the internal rate of return determined at the moment of the initial measurement.

f.	Derivates financial instruments

Forwards relate to cereal commitments deliverable and receivable at a previously agreed price and to purchase and sale and receivable of US dollars.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other debts and Other receivables, respectively, until its due date.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The assets and liabilities originated in derivatives instruments have been valued at their market value at the date of the financial statements.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities and derivative instruments corresponding to crops have been recognized under net income of the period under “Unrealized gain on inventories – Crops, raw materials and MAT”.

Results of purchases and sales of forward transactions with US dollars operations are included under the Financial Results.

g.	Other receivables and liabilities

Other current receivables (except VAT receivables) have been valued at face value plus the financial results accrued at the end of the corresponding period/fiscal year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction estimated at the time of recognizing the item in assets and liabilities, respectively.

The VAT receivables have been valued based on the best possible estimate of the discounted amount using a rate that reflects the time value of money and the specific risks inherent in the transaction estimated as of the date of these financial statements.

h.	Balances corresponding to financial transactions and receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other transactions were valued in accordance with the terms agreed by the parties.

i.	Inventories

1)	Biological Assets (under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain a similar asset, which does not exceed the net realization value as of each period/fiscal year-end.

Include:

•	Unharvested crops

•	Calves

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

2)	Biological Assets (in production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period/fiscal year-end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (finished): Cattle: have been measured at their net realization value (NRV) represented by the respective quotations as of each period/fiscal year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up and mares

4)	Farming Products: Crops: have been measured at their net realization value, representing the different quotations as of each period/fiscal year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Farming Products - Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period/fiscal year-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen - Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

6)	The remaining inventories were valued at their replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values as of each period/fiscal year-end.

j.	Long term investments in other companies

1.	Investments in equity investees

The investments in subsidiaries and affiliates in which the Company has control or significant influence have been accounted under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/fiscal year.

Interests in subsidiaries and affiliates as of December 31, 2010 are as follows:

Subsidiaries and affiliates	% Equity interest
Agrology S.A. (Nota 13.1.b)	100.00
FyO.Com (1)	65.85
Cactus (Nota 13.2.a) (2)	80.00
Agro – Uranga S.A.	35.72
IRSA (Nota 13.2.b)	50.60
BrasilAgro (Nota 13.1.a)	29.13
FyO Trading	3.63
Exportaciones Agroindustriales Argentinas S.A. (“EAASA”)	0.03
Agrotech S.A. (Nota 13.2.e)	97.00
Pluriagro S.A. (Nota 13.2.e)	97.00
Northagro S.A. (Nota 13.2.e)	97.00

(1)	It´s the owner of the 96.37% of the FyO Trading shares.
(2)	It´s the owner of the 99.94% of the Exportaciones Agroindustriales Argentinas S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

2.	Acquisitions of equity interests in companies

The significant acquisitions of companies are booked according to the “acquisition method” as established by Technical Resolution No. 18 and Technical Resolution No. 21. This implies identifying and determining the current values of assets and liabilities acquired, a process requiring complex judgments and significant estimations.

As regards the acquisition of BrasilAgro’s shares and the increase in the interest in Cactus during the current year, the Company is in the process of analyzing the current values of the assets and liabilities acquired identifiable as provided by Technical Resolution No. 21, point 1.3.1.

3.	Goodwill

•	Goodwill

The goodwill represents the excess acquisition cost above the market value of net assets from those subsidiaries acquired at the equity percentage.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

Upon defining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the goodwill generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/fiscal year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

•	Negative goodwill

The negative goodwill represents the excess market value of net assets from those subsidiaries acquired at the equity percentage above the acquisition cost. Negative goodwill has been restated following the guidelines mentioned in Note 1.b. to the financial statements and amortization has been calculated by the straight-line method based on estimated useful life, considering the weighted-average of the reaming useful life of identifiable assets acquired subject to depreciation, or in an accelerated way the proporcional parts corresponds to the negative goodwill, when the subsidiaries required disposed theirs issues.

The useful lives of negative goodwill generated by IRSA acquisition was established between 20 to 30 years. The useful life for the negative goodwill generated by the acquisition of an interest in BrasilAgro was established at 5 years.

Amortizations have been classified in the account “Gain on equity investees” in the Statement of Income.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

k.	Other investments

•	Investments in debt securities

IRSA and APSA´s non-convertible notes were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets.

l.	Property and Equipment

Property and equipment were valued at its acquisition cost, restated as mentioned in Note 1.b., less accumulated depreciation.

Depreciations have been calculated by the straight-line method based on the estimated useful lives of each asset, applying annual rates sufficient to extinguish their values at the end of its useful life.

The tree plantations (wood) comprising this account has been valued at cost less respective accumulated depreciation as the Company has no intention to sell it, but use it in the production process.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

Its cost was calculated according to a “Report on forestry mass increase” carried out by a forestry engineer at the request of the preceding shareholders of ANTA incorporated by merge as mentioned in Note 14.2.

Depreciation for the fiscal year was calculated based on the remaining concession term.

The value of these assets does not exceed its economic use value as of period/fiscal year-end.

m.	Intangible assets

Pre-operating expenses resulted from developing new activities in Bolivia and Paraguay. Such expenses were valued at acquisition cost less the respective accumulated amortization, as disclosed in Schedule B.

Amortizations were calculated through the straight-line method on the basis of an estimated useful life of five years.

Amortizations were classified in “Gain on equity investees” in the statement of income.

The company, through the merger into ANTA mentioned in Note 14.2. among other goods and rights, has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under Resolution No. 190/99 and Bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ANTA.

The amortization of the concession right of ANTA is calculated according to its duration, whose remaining time is 29 years.

The Company assumes certain obligations, including saving to invest Ps. 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

On July 2, 2008, a memorandum of understanding was executed by which the concession agreement mentioned in Note 21 was renegotiated.

The value of these assets does not exceed their estimated recoverable value at the end of the period/fiscal year.

n.	Provisions

•	Allowance for doubtful accounts: this allowance was booked on the basis of a case-by-case analysis of the receivables portfolio recoverability.

•

Provision for lawsuits and contingencies: it was booked to cover possible labor and commercial contingencies and other risks that could generate obligations for the Company. The Company’s external legal counsel’s opinion was taken into account to estimate the amounts and possibility of occurrence. In addition, the insurance purchased by the Company has also been taken into account.

The evolution of provisions during the period/fiscal year is detailed in Schedule E.

At the date of issuance of these financial statements, the Company´s Management understands that there are no elements to foresee other potential contingencies having a negative impact in these financial statements.

o.	Shareholders’ equity

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.b.

The “Capital Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “inflation adjustment to capital stock” in the shareholders’ equity.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

p.	Treasury stock

The acquisition cost of treasury stock has been debited from the account “Reserve for new developments” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “Common stock account” was debited for the face value of purchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (Note 19).

q.	Paid-in capital

•

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investments in IRSA and Cactus generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

•	Options issued: the value of options issued by the Company, which was determined as provided in Note 16, has been allocated to the account Paid-in Capital.

r.	Conversion of financial statements of companies located abroad

•	Not integrated companies

Assets and liabilities of the companies located abroad were converted to Argentine pesos using the exchange rate effective as of the period/year-end. Income statement accounts have been converted by using the average exchange rate for the period. Exchange differences have been appropriated to the shareholders’ equity in the “Translation differences” account.

BrasilAgro and the indirect interests in companies located in Bolivia and Paraguay are considered to be not integrated.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The foreign companies previously mentioned have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, developing its operations entirely carried out abroad, with a considerable degree of autonomy from the Company.

Likewise, the conversion difference resulting from our indirect interest in foreign companies through our subsidiary IRSA is included.

•	Integrated companies

Assests and liabilities denominated in foreign-currency at the closing date of the company located abroad were converted into Argentine pesos using the exchange rate prevailing as of the period/year-end. Assets and liabilities denominated in foreign currency prior-year end of the company located abroad were converted into Argentine pesos using the respective historical exchange rates. Income statement accounts have been converted by using the average exchange rate for the period. Translation differences have been allocated to the “Gain on equity investees” from the Statements of Income.

The indirect interest in the company located in Uruguay is considered to be integrated.

The foreign company previously mentioned has been qualified as integrated with the Company transactions because it conducts its operations with a considerable degree of dependence and they are financed by funds from the Company.

s.	Results for the period

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year to the closing date of these financial statements.

Grain, cattle and milk production cost is calculated to reflect production income is reflected in Schedule F.2.

The sales revenues are booked when the products are liquidated by the customers.

Cost of sales is determined considering the NRV of products in the month in which they are sold.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The adjustment for valuation to NRV of grain has been calculated as the difference between the production value at NRV upon harvesting and the value of the same production valued at NRV as of the closing date of these financial statements.

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the Statements of Income and Schedules F.1 and F.2.

The results generated by futures and options on the Futures Market are recognized under “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” on the Statements of Income. The results of closed positions are recognized as a difference between the exercise price and their close year; and the results of open positions are recognized at the period-end, as the difference between their exercise price and the market price for futures, and as a difference between the exercise premium and the market price for options in the same condition.

The charges for consumption of assets were determined based on the values of such assets. The rest of the results for the period is disclosed at incurred cost.

Financial results, segregated into that generated by assets and by liabilities, are disclosed in the Statements of Income.

t.	Income tax

The Company has recognized the income tax on the basis of the deferred tax method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%) (Note 6).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

u.	Minimum presumed income tax

The Company determines the minimum presumed income tax applying the prevailing rate of 1% on computable assets at period-end. This tax is supplementary to the income tax. The Company’s tax liability for each period/year will be the higher of these two taxes.

However, if the minimum presumed income tax exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

The Company has recognized the minimum presumed income tax accrued in the period and paid in previous years as a credit, because it considers that it may be computed as payment on account of income tax in future periods.

v.	Issuance of debt expenses

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated amortization method.

Amortizations have been recorded under “Financial results, net” in the Statements of Income as a greater financing expense

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Face value	Subscribed Face value	Paid-in Face value
Common and treasury stock as of June 30, 2008	501,531,865	501,531,865	501,531,865
Exercise of Options (Note 16)-Fiscal Year 2009	6,745	6,745	6,745
Exercise of Options (Note 16)-Fiscal Year 2010	21,898	21,898	21,898
Exercise of Options (Note 16)-Fiscal Year 2011	421	421	421

Common and treasury stock as of December 31, 2010 (1)	501,560,929	501,560,929	501,560,929

(1)	As of December 31, 2010, there are 5,000,754 own treasury shares that were acquired during the fiscal year 2009.

As of December 31, 2010, the capital authorized to be publicly offered is formed of 501,560,929 common, book-entry shares of Ps. 1 par value each and entitled to one vote per share.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2010 the Company had arranged futures and options on the Futures Market as follows:

Cereal /Currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at period-end at fair value
Futures
Purchase
Soybean	816	—	—	—	33
Sell
Corn	15,400	424	—	—	(2,692)
Soybean	5,100	201	—	—	(1,941)
Wheat	1,000	28	—	—	(105)
US$	—	—	—	—	(a) 393
Options
Purchase Call
Soybean	16,200	745	(429)	(6,719)	(6,290)
Corn	5,600	158	(117)	(976)	(859)
Sell Put
Corn	4,400	(6)	108	35	(73)
Soybean	6,000	(24)	200	38	(162)

Total	54,516	1,526	(238)	(7,622)	(11,696)

(a)	Corresponds to: a future sale of 32 million US$ dollars consists of: (i) US$ 12.4 million and US$ 8.9 million with Standard Bank maturing on January 3, 2011 and March 17, 2011 respectively, (ii) US$ 2.2 million with Banco Itau due on January 3, 2011 and (iii) US$ 6.3 million and US$ 2.2 million with Banco Santander Rio due on January 3, 2011 and April 14, 2011 respectively. The profit generated by December 31, 2010 is included in the financial results of the Income Statement.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

As of December 31, 2009 the Company had arranged futures and options on the Futures Market as follows:

Cereal / Currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at period-end at fair value
Futures
Purchase
Wheat	5,000	132	—	—	207
Sell
Corn	3,900	102	—	—	(24)
Soybean	39,200	1,474	—	—	(1,513)
US$	—	—	—	—	(a) 3,805
Options
Purchase Call
Soybean	8,840		632	514	(118)
Corn	2,540		84	80	(4)
Sell Call
Soybean	18,240	475	(638)	(849)	(211)
Corn	12,040	241	(172)	(124)	48
Sell Put
Soybean	1,000	13	(24)	(18)	6

Total	90,760	2,437	(118)	(397)	2,196

(a)	Corresponds to: a future of Sell of US$ 33.5 million composed of: (i) US$ 5 million, US$ 3.5 million, two of US$ 2.7 million and US$ 2.7 million with Standard Bank due on March 31, 2010, April 30, 2010, May 31, 2010, July 31, 2010 respectively; (ii) US$ 2 million and US$ 7 million with Itau Bank due on April 30, 2010 and May 31, 2010 respectively; and (iii) two of US$ 1.3 million, US$ 1 million and US$ 4.3 million with Santander Rio Bank due on March 31, 2009, May 31, 2010 and June 30, 2010 respectively. Gain generated as of December 31, 2009 is shown within Financial results of the Statement of Income.

Crops: As of December 31, 2010 and 2009 the Company recognized results of Ps. 28,590 (loss) and Ps. 2,711 (loss), respectively, to reflect the closing of the transactions carried out during such periods. This results are disclosed as part of the line “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” in the Statements of Income.

US Dollars: As of December 31, 2010 and 2009 the Company recognized results Ps. 557 (income) and Ps. 6,506 (income), respectively, for those transactions carried out during such periods. These results are disclosed as part of the line “Financial Results – Generated by assets – Other unrealized gain” in the Statements of Income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities, serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management agreement is held by Consultores Asset Management S.A.

The financial statements as of December 31, 2010 and 2009 include a charge in the Statements of Income by this concept for Ps. 11,886 and Ps. 15,820 respectively.

NOTE 6:	INCOME TAX – DEFERRED TAX

The evolution and composition of deferred tax assets and liabilities, during the six-month period ended December 31, 2010 are detailed in the following table:

	Cumulative tax loss carry- forwards	Cash in foreign currency	Investments	Fixed Assets	Inventories	Provisions	Total
Balance as of June 30, 2010	13,365	(38)	—	(49,091)	(42,214)	4,548	(73,430)
Incorporated by merger	638	496	—	161	—	—	1,295
Gain (loss) recognized	9,960	776	—	(18,989)	(3,367)	(779)	(12,399)

Balance as of December, 2010	23,963	1,234	—	(67,919)	(45,581)	3,769	(84,534)

As of December 31, 2010, net liabilities at period-end as per the information included in the preceding table amount to Ps. 84,534.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	(Continued)

The evolution and composition of deferred tax assets and liabilities, during the fiscal year ended June 30, 2010 are detailed in the following table:

	Cumulative tax loss carry- forwards	Cash in foreign currency	Investments	Fixed Assets	Inventories	Provisions	Total
Balance as of June 30, 2009	261	(437)	—	(43,603)	(21,795)	302	(65,272)
Incorporated by merger	—	—	(8)	(95)	(929)	510	(522)
Gain (loss) recognized	13,104	399	8	(5,393)	(19,490)	3,736	(7,636)

Balance as of June 30, 2010	13,365	(38)	—	(49,091)	(42,214)	4,548	(73,430)

As of June 30, 2010, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 73,430.

The Company in accordance with the accounting standards has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets, which as of the end of the period amounts to Ps. 80,011. The above-mentioned liability would probably be reverted according to the detail that follows:

Term	Total
1 year	4,480
2 years	5,104
3 years	4,092
Over 3 years	55,468
No term	10,867

Total	80,011

Cumulative tax loss carryforwards recorded by the Company which are pending of utilization at present period-end amount to approximately Ps. 68,466 and may be offset by taxable income of future years, as follows:

Origination year	Amount	Expiration year
2009	1,779	2014
2010	37,212	2015
2011	29,475	2016

Minimum presumed income tax credits booked by the Company, which were pending to use as of the present period-end, amount to Ps. 36,345 and under current regulations, they may be offset by taxable income for future years according to the following detail:

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	(Continued)

Origination year	Amount	Expiration Year
2005	2	2015
2006	1,964	2016
2007	5,401	2017
2008	10,796	2018
2009	6,247	2019
2010	7,535	2020
2011	4,400	2021

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	December 31, 2010	December 31, 2009
Net income before income tax	119,370	133,798
Tax rate	35%	35%

Net income at tax rate	41,780	46,829
Permanent differences at tax rate:
Restatement into constant currency	1,978	61
Donations	54	2
Results from equity investees companies	(33,044)	(56,309)
Shareholders´ personal asset tax	1,540	1,422
Miscellaneous permanent differences	91	(52)

Income tax expense	12,399	(8,047)

During this period the income tax rate was 35%.

A reconciliation between the tax recognized and that which was determined tax for fiscal purposes is as follows:

Description	December 31, 2010	December 31, 2009
Total income tax expense	12,399	(8,047)

Transitory differences
- Additions
Cumulative tax loss carry-forwards	9,960	15,201
Cash in foreign currency	776	—
Investments	—	8
Fixed assets	(18,989)	141
Inventories	(3,367)	(7,591)
Provisions	(779)	288

Total income tax determined for fiscal purposes	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a.	Balances as of December 31, 2010 and 2009 and June 30, 2010 with subsidiaries, related companies and related parties are as follows:

As of December 31, 2010:

	Current Investments	Non-current Investments	Current Trade accounts receivable	Current Other receivables	Current Trade accounts payable	Current Other liabilities
Acres (1)	—	—	467	268	—	—
Agro –Uranga S.A. (2)	—	—	—	468	—	—
APSA (1)	217	10,688	—	10,315	—	(17,092)
Banco Hipotecario S.A. (2)	—	—	7	—	—	—
Cactus (2)	—	—	428	—	(484)	—
Consultores Asset Management S.A. (3)	—	—	94	—	—	(1,628)
Cresca S.A. (4)	—	—	905	—	—	—
Cyrsa S.A. (4)	—	—	21	—	(46)	—
Directors (3)	—	—	—	—	—	(205)
EAASA (1)	—	—	226	—	—
Emprendimento Recoleta S.A. (1)	—	—	—	99	—
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	(584)	—
Fundación IRSA (3)	—	—	—	—	—	(1,073)
FyO.Com (1)	—	—	24,066	—	(15,666)	—
Helmir S.A. (4)	—	—	—	9,699	—
Inversiones Financieras del Sur S.A. (3)	—	—	5	8,028	—	—
IRSA (1)	—	—	—	5,448	—	(8,449)
Northagro S.A. (1)	—	—	—	317	—	—
Nuevas Fronteras S.A. (1)	—	—	—	—	(9)	—
Ombú (1)	—	—	—	15,584	—	—
Panamerican Mall (1)	—	—	—	—	(5)	—
Pluriagro S.A. (1)	—	—	—	317	—	—
Credits to employees (3)	—	—	—	589	—	—
Tarshop S. A. (1)	—	—	—	192	—	—
Yatay (1)	—	—	—	7,958	—	—
Yuchán (1)	—	—	—	8,997	—	—

Total	217	10,688	26,219	68,279	(16,794)	(28,447)

(1)	Direct or indirect subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

As of June 30, 2010:

	Current Investments	Non-current Investments	Current Trade accounts receivable	Current Other receivables	Non-Current Other receivables	Current Trade accounts payable	Current Other liabilities
Acres (1)	—	—	61	—	—	—	—
Agro –Uranga S.A. (2)	—	—	—	39	—	(3)	—
Aguaribay (1)	—	—	—	—	131	—	—
ANTA (1)	—	—	1,574	—	—	(1)	—
APSA (1)	215	9,847	—	16,230	—	(6,019)	—
Banco Hipotecario S.A. (2)	—	—	—	—	—	(9)	—
BrasilAgro (2)	—	—	—	—	—	(8)	—
Cactus (2)	—	—	286	—	—	(542)	—
Caldén (1)	—	—	—	—	131	—	—
Consultores Asset Management S.A. (3)	—	—	101	—	—	—	(7,267)
Cresca S.A. (4)	—	—	364	—	—	—	—
Cyrsa S.A. (4)	—	—	21	—	—	(46)	—
Directors (3)	—	—	—	—	—	—	(582)
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	—	(132)	—
Fundación IRSA (3)	—	—	—	—	—	—	(1,073)
FyO.Com (1)	—	—	28,645	24	—	(9,649)	—
IGSA (1)	—	—	30	—	—	—	—
IRSA (1)	4,616	72,174	—	6,748	—	(3,604)	(32,917)
Itín (1)	—	—	—	—	2,926	—	—
Nuevas Fronteras S.A. (1)	—	—	—	—	—	(3)	—
Ñandubay (1)	—	—	—	—	2,396	—	—
Ombú (1)	—	—	—	—	2,177	—	—
Credits to employees (3)	—	—	—	551	—	—	—
Tarshop S. A. (1)	—	—	678	—	—	—	—
Yatay (1)	—	—	—	—	3,857	—	—
Yuchán (1)	—	—	—	—	5,157	—	—

Total	4,831	82,021	31,760	23,592	16,775	(20,016)	(41,839)

(1)	Direct or indirect subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

As of December 31, 2009:

	Current Investments	Non-current Investments	Current Trade accounts receivable	Current Other receivables	Current Trade accounts payable	Current Other liabilities
Agrology S.A. (1)	—	—	148	—	—	—
Acres (1)	—	—	2,179	—	—	—
Agro-Uranga S.A. (2)	—	—	—	391	—	—
Aguaribay (1)	—	—	—	6,728	—	—
ANTA (1)	—	—	881	—	—	—
APSA (1)	208	8,835	1,008	2,825	—	—
BrasilAgro (2)	—	—	52	—	—	—
Cactus (2)	—	—	51	11	—	—
Caldén (1)	—	—	—	6,735	—	—
Consultores Asset Management S.A. (3)	—	—	—	—	—	(8,344)
Cresca S.A. (4)	—	—	—	520	—	—
Cyrsa S.A. (4)	—	—	—	—	(27)	—
Directors (3)	—	—	—	—	—	(112)
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	(510)	—
Fundación IRSA (3)	—	—	—	—	—	(1,073)
FyO.Com (1)	—	—	6,273	24	—	—
Helmir S.A. (1)	—	—	23	—	—	—
IRSA (1)	4,462	65,546	475	—	—	(30,774)
Itín (1)	—	—	—	4,654	—	—
Ñandubay (1)				4,143
Ombú (1)				5,060
Credits to employees (3)	—	—	—	193	—	—
Tarshop S. A. (1)	—	—	383	—	—	—
Yatay (1)			—	6,052
Yuchán (1)			—	5,565

Total	4,670	74,381	11,473	42,901	(537)	(40,303)

(1)	Direct or indirect subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

b.	Gain and losses provided by subsidiaries, related companies and related parties corresponding to the periods ended December 31, 2010 and 2009 are as follows:

As of December 31, 2010:

	Sales and fees for shared services	Salaries and wages	Fees	Beef cattle expenses	Interest income (loss)	Administration services	Others
Acres (1)	—	—	—	—	4	396	—
Agro-Uranga S.A. (2)	—	—	—	—	—	—	83
APSA (1)	19,109	—	—	—	780	—	—
Cactus (2)	—	—	—	(1,446)	—	50	8
Consultores Asset Management S.A. (3)	—	—	(11,886)	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	680	—
EAASA (1)	226	—	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(1,152)	—	—	—	—
FyO.Com (1)	—	—	—	—	51	—	1,465
Helmir S.A.	—	—	—	—	58	—	—
Inversiones Financieras del Sur (3)	—	—	—	—	76	—	—
IRSA (1)	8,341	(909)	—	—	4,759	—	(340)
Ombú (1)	—	—	—	—	326	—	—
Credits to employees (3)	—	—	—	—	2	—	—
Tarshop S.A. (1)	310	—	—	—	—	—	—
Yatay (1)	—	—	—	—	167	—	—
Yuchán (1)	—	—	—	—	205	—	—

Total	27,986	(909)	(13,038)	(1,446)	6,428	1,126	1,216

(1)	Direct or indirect subsidiaries
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

As of December 31, 2009:

	Sales and fees for shared services	Salaries and wages	Fees	Beef cattle expenses	Interest income (loss)	Administration services	Others
ANTA (1)	—	—	—	—	—	—	(3,529)
APSA (1)	1,850	—	—	—	753	—	2,582
Cactus (2)	—	—	—	(1,189)	9	83	4
Consultores Asset Management S.A. (3)	—	—	(15,820)	—	—	—	—
Directors (3)	—	(362)	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(285)	—	—	—	—
FyO.Com (1)	—	—	—	—	168	—	(228)
IRSA (1)	1,879	(375)	—	—	5,390	—	(626)
Credits to employees (3)	—	—	—	—	4	—	—
Tarshop S.A. (1)	180	—	—	—	—	—	—

Total	3,909	(737)	(16,105)	(1,189)	6,324	83	(1,797)

(1)	Direct or indirect subsidiaries
(2)	Related companies
(3)	Related parties

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	DETAILS OF BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

As of December 31, 2010 and 2009, and June 30, 2010 the principal items of the financial statements are as follows:

a.	Cash and banks

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010	December 31, 2009
Cash in local currency	110	110	143
Cash in foreign currency (Schedule G)	31	55	64
Local currency checking account	5,902	2,884	2,006
Foreign currency checking account (Schedule G)	1,641	477	670
Local currency saving account	125	125	75
Foreign currency saving account (Schedule G)	214	159	597
Checks to be deposited	—	—	640

	8,023	3,810	4,195

b.	Investments

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010	December 31, 2009
Temporary investments
Temporary investments (Schedules C and G)	17,973	24,631	7,538

	17,973	24,631	7,538

Long term investments in other companies
Investments on investees (Note 13 and Schedule C)	1,918,052	1,800,764	1,721,049

	1,918,052	1,800,764	1,721,049

Other investments
Other investments (Schedules C and G)	10,709	82,042	74,402

	10,709	82,042	74,402

c.	Trade accounts receivable, net

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
Trade accounts receivable (Schedule G)	50,132	44,010	22,949
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	26,219	31,760	11,473
Trade accounts receivable – real estate (Schedule G)	3,936	2,821	7,392
Trade accounts receivable under legal proceedings	322	341	341
Checks to be deposited	668	7,190	—
Less:
Allowance for doubtful accounts (Schedule E)	(638)	(630)	(589)

	80,639	85,492	41,566

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

d.	Other receivables

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
VAT receivables, net	25,249	15,506	42,743
Income tax credit and advances	5,928	6,444	4,431
Minimum presumed income tax credit and advances	1,023	—	1,442
Prepaid leases	23	4,823	50
Prepaid expenses	5,725	3,816	866
Guarantee deposits (Note 4 and Schedule G)	1,526	2,611	2,437
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	68,279	23,592	42,901
Operations to liquidate	394	512	3,911
Gross sales tax credit	1,350	469	440
Premiums paid (Note 4 and Schedule G)	73	—	594
Others	3,505	4,143	1,366

	113,075	61,916	101,181

Non-current
Minimum presumed income tax	36,345	30,763	26,791
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	—	16,775	—
VAT receivables, net	17,127	12,676	3,449

	53,472	60,214	30,240

e.	Inventories

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
Unharvested crops	94,689	11,166	54,121
Materials and others	47,124	28,222	36,083
Beef cattle	23,438	16,053	25,725
Crops	18,060	41,566	8,623
Seeds and fodder	1,667	3,447	1,434

	184,978	100,454	125,986

Non-Current
Beef cattle	162,365	141,602	93,649

	162,365	141,602	93,649

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

f.	Trade accounts payable

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
Suppliers (Schedule G)	64,996	40,280	45,026
Provisions for inputs and other expenses (Schedule G)	16,980	20,503	19,640
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G )	16,794	20,016	537
Provision for harvest expenses	1,961	2,327	1,419

	100,731	83,126	66,622

g.	Short-term debts

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
Bank loans (Schedule G)	148,486	118,123	174,204
Interests payable – Bank loans (Schedule G)	1,010	2,054	1,716
Bank overdrafts	272,517	292,781	157,768
Interests payable – Bank overdrafts	6,679	1,029	1,376
Non-convertible Notes Class I (Note 20)	—	—	15,500
Non-convertible Notes Class II (Note 20 and Schedule G)	—	35,251	34,076
Non-convertible Notes Class III (Note 20)	11,884	—	—
Non-convertible Notes Class IV (Note 20 and Schedule G)	17,735	—	—
Interest payable-Non-convertible Notes (Note 20 and Schedule G)	2,131	153	271
Expenses of Non-convertible Notes issuance (Note 20)	(159)	(80)	(368)

	460,283	449,311	384,543

Non Current
Non-convertible Notes Class III (Note 20)	23,767	—	—
Non-convertible Notes Class IV (Note 20 and Schedule G)	53,205	—	—
Expenses of Non-convertible Notes issuance (Note 20)	(588)	—	—

	76,384	—	—

h.	Salaries and social security payable

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010	December 31, 2009
Provision for vacations and annual bonus	9,845	20,467	4,611
Social security payable	3,403	2,683	1,314
Salaries payable	1,017	—	—
Health care payable	201	180	196

	14,466	23,330	6,121

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

i.	Taxes payable

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010	December 31, 2009
Current
Minimum presumed income tax, net (Note 2.u.)	—	2,530	—
Gross sale tax payable	14	921	136
Taxes withheld for income tax	824	799	1,529
Tax on shareholders´ personal assets	4,705	305	4,369
Others	32	104	63

	5,575	4,659	6,097

Non-Current
Deferred income tax (Note 6)	84,534	73,430	57,747
Minimum presumed income tax (Note 2.u)	4,399	—	—
Moratorium- Tax on personal shareholder´s assets	2,239	2,392	2,544

	91,172	75,822	60,291

j.	Other liabilities

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010	December 31, 2009

Current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties. (Note 7 and Schedule G)	26,819	34,572	31,959
Management fee provision (Notes 5 and 7)	1,628	7,267	8,344
Dividends payable	69,000	—	—
Premiums collected (Note 4 and Schedule G)	7,695	595	991
Operations to liquidate	—	178	—
Others	54	—	53

	105,196	42,612	41,347

Non-Current
Advances for concession rights (Note 13.1.a. and Schedule G)	3,235	3,166	—
Others	158	—	—

	3,393	3,166	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

k.	Financial results

	December 31, 2010 Gain (loss)	December 31, 2009 Gain (loss)

Generated by assets
Interest Income
Interest income	6,503	7,437
Interest for discount of assets	289	1,727

	6,792	9,164

Other unrealized gain
Gain on hedging	557	6,506
Financial result of IRSA´s and APSA´s non-convertible notes	3,768	4,215
Tax on bank account operations	(3,710)	(3,032)
Unrealized gain and results of securities operations	31	128

	646	7,817

Generated by liabilities
Interest loss
Interest of bank loans and other liabilities	(18,269)	(15,615)
Interest of non-convertible notes	(5,276)	(1,438)

	(23,545)	(17,053)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

l.	Gain on equity investees

The breakdown for this item is as follows:

	December 31, 2010 Gain/ (loss)	December 31, 2009 Gain/ (loss)

IRSA
- Result equity method	86,302	132,775
- Amortization of negative goodwill	14,181	23,656
- Elimination of amortization of IRSA´s and APSA´s non- convertible notes issuance expenses (1)	1,283	125
- Accrued financial results of IRSA´s and APSA´s non-convertible notes (1)	(3,767)	(4,215)
- Elimination of exchange difference of IRSA´s and APSA´s non-convertible notes (1)	51	(715)
- Amortization of higher values	(8,783)	(7,751)
BrasilAgro
- Result equity method	1,072	(536)
- Amortization of negative goodwill	3,173	2,325
Cactus
- Result equity method	(12,378)	(527)
Agro-Uranga S.A.
- Result equity method	2,567	223
IGSA
- Result equity method	—	127
ANTA
- Result equity method	—	(1,283)
- Amortization of concession right	—	(350)
- Amortization of three plantations (wood)	—	(64)
FyO.Com
- Result equity method	(949)	(582)
Agrology S.A.
- Result equity method	7,904	12,395
- Amortization of pre-operative expenses	(151)	(150)
EAASA
- Result equity method	(4)	—
Acres
- Result equity method	(57)	—
Ombú
- Result equity method	(15)	—
Yatay
- Result equity method	(9)	—
Yuchán
- Result equity method	(12)	—
Agrotech S.A.
- Result equity method	(17)	—
Northagro S.A.
- Result equity method	76	—
Pluriagro S.A.
- Result equity method	76	—

	90,543	155,453

(1)	Corresponds to the acquisition of IRSA´s and APSA´s non-convertible notes acquired during the fiscal year ended June 30, 2009.
(2)	From 1 July 2010 takes effect the merger of Cresud with IGSA and Anta (see Note 14.2 to the financial statements).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	EARNINGS PER SHARE

Following is presented a reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of December 31, 2010 and 2009, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company (see Note 16).

	December 31, 2010	December 31, 2009
Weight average of outstanding shares of common stock	496,559,841	476,701,748
Diluted weighted average of shares of common stock	558,914,922	535,944,655

	December 31, 2010	December 31, 2009
Earnings for the calculation of basic earnings per share	106,971	141,845
Earnings for the calculation of diluted earnings per share	106,971	141,845

BASIC Earnings per share	December 31, 2010	December 31, 2009
Earnings	106,971	141,845
Number of shares	496,559,841	476,701,748
Earnings per share	0.22	0.30

DILUTED Earnings per share	December 31, 2010	December 31, 2009
Earnings	106,971	141,845
Number of shares	558,914,922	535,944,655
Earnings per share	0.19	0.26

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:

Assets based on their estimated collection term

Estimated collection term	Current and non-current investments			Trade accounts receivable			Other receivables
	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009
3rd quarter 2010/2009	—	—	4,462	—	—	34,174	—	—	25,241
4th quarter 2010/2009	—	—	208	—	—	4,731	—	—	57,768
1st quarter 2011/2010	—	24,148	—	—	85,151	2,661	—	36,081	13,089
2nd quarter 2011/2010	—	215	—	—	—	—	—	7,354	3,894
3rd quarter 2011/2010	17,973	—	—	80,317	—	—	41,394	3,381	—
4th quarter 2011/2010	—	—	—	—	—	—	18,358	10,214	—
1st quarter 2012/2011	—	—	—	—	—	—	2,042	—	—
2nd quarter 2012/2011	—	—	—	—	—	—	50,790	16,775	—
3rd quarter 2017/2016	—	72,174	65,546	—	—	—	—	—	—
4th quarter 2017/2016	10,688	9,847	8,835	—	—	—	—	—	—
With no stated current term	—	268	2,868	322	341	—	491	4,886	1,189
With no stated non-current term	21	21	21	—	—	—	53,472	43,439	30,240

Total	28,682	106,673	81,940	80,639	85,492	41,566	166,547	122,130	131,421

Assets classified according to interest rate that they accrue

Interest rate that they accrue	Current and non-current investments			Trade accounts receivable			Other receivables
	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009
At fixed interest rate	10,688	82,021	74,381	—	2,696	7,175	18,182	551	193
At variable interest rate	17,756	19,800	2,868	—	—	—	32,047	16,509	42,663
Non-interest bearing	238	4,852	4,691	80,639	82,796	34,391	116,318	105,070	88,565

Total	28,682	106,673	81,940	80,639	85,492	41,566	166,547	122,130	131,421

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:	(Continued)

Liabilities based on their estimated payment term

Estimated payment term	Trade accounts payable			Short and long-term debts			Salaries and social security payable			Taxes payable			Other liabilities			Provisions
	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009
3rd quarter 2010/2009	—	—	66,622	—	—	79,580	—	—	3,187	—	—	5,869	—	—	9,388	—	—	—
4th quarter 2010/2009	—	—	—	—	—	126,131	—	—	—	—	—	76	—	—	30,886	—	—	—
1st quarter 2011/2010	—	83,126	—	—	139,956	19,689	—	21,337	2,934	—	1,901	76	—	8,622	—	—	—	—
2nd quarter 2011/2010	—	—	—	—	—	—	—	—	—	—	2,606	76	—	33,990	1,073	—	—	—
3rd quarter 2011/2010	100,731	—	—	13,473	—	—	7,878	1,993	—	5,347	76	—	102,453	—	—	—	—	—
4th quarter 2011/2010	—	—	—	118,432	15,545	—	—	—	—	76	76	—	14	—	—	—	—	—
1st quarter 2012/2011	—	—	—	19,602	—	—	6,588	—	—	76	—	—	1,642	—	—	—	—	—
2nd quarter 2012/2011	—	—	—	29,580	—	—	—	—	—	76	—	—	1,087	—	—	—	—	—
3rd quarter 2012/2011	—	—	—	29,392	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2012/2011	—	—	—	29,392	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2013/2012	—	—	—	17,600	—	—	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	279,196	293,810	159,143	—	—	—	—	—	—	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—	91,172	75,822	60,291	3,393	3,166	—	1,674	1,768	1,785

Total	100,731	83,126	66,622	536,667	449,311	384,543	14,466	23,330	6,121	96,747	80,481	66,388	108,589	45,778	41,347	1,674	1,768	1,785

Liabilities classified according to interest rate that they accrue

Interest rate that they accrue	Trade accounts payable			Short and long-term debts			Salaries and social security payable			Taxes payable			Other liabilities			Provisions
	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009	December 31, 2010	June 30, 2010	December 31, 2009
At fixed interest rate	—	—	—	455,412	415,413	351,540	—	—	—	—	—	—	—	31,448	30,400	—	—	—
At variable interest rate	—	—	—	71,435	30,662	29,640	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	100,731	83,126	66,622	9,820	3,236	3,363	14,466	23,330	6,121	96,747	80,481	66,388	108,589	14,330	10,947	1,674	1,768	1,785

Total	100,731	83,126	66,622	536,667	449,311	384,543	14,466	23,330	6,121	96,747	80,481	66,388	108,589	45,778	41,347	1,674	1,768	1,785

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the CNV, 5% of the net and realized profit for the fiscal year plus (less) prior fiscal year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 12:	PURCHASE AND SALE OF FARMS

a)	On May 30, 2008, IRSA signed, in commission, a purchase agreement with transfer of possession for the purchase of 115 hectares from an establishment located in the District of Lujan, Province of Buenos Aires. The transaction was agreed at US$ 3.0 million, paying the amount of US$ 1.2 million on such date.

On December 13, 2008, the Company was formalized as principal to the transaction, the balance of US$ 1.8 million was paid by this one by granting the title deed for such property, on March 11, 2010.

b)	On September 30, 2009, the entire mortgage related to the purchase of the “San Pedro” farm was settled by paying US$ 1.8 million including interest.

c)	On June 15, 2010, the title deed for the sale of the establishment “TALI SUMAJ” (12,701 has.) located in the Province of Catamarca was executed. The transaction was agreed upon at US$ 4.8 million, which was fully collected.

As to the closing date of these financial statements, the attachment-in-aid-of-execution in the case “EXAGRIND S.A. –Estancia San Rafael c/Tali Sumaj y Otros s/Daños y Perjuicios” (Exagrind S.A. –Estancia San Rafael vs. Tali Sumaj et al, in re: damages)”, had not been lifted (Note 17), the Company pledged to carry out all the formalities in its care to have the attachment lifted or replacement, assuming to carry out all obligations derived from the possible conviction, ensuing court expense and other procedural costs, once the ruling on the case is entered. For such purpose, the Company provided a performance bond to secure its obligations on behalf of the purchaser.

d)	On September 3, 2010, the title deed and conveyance of ownership related to selling the establishment “La Juanita” located in the district of Trenque Lauquen, Province of Buenos Aires, with a surface of 4,302 hectares, was executed. The transaction was agreed upon at US$ 18.0 million of which: US$ 4.5 million was collected on August 6, 2010, upon executing the purchase agreement; US$ 12.5 million was collected upon executing the title deed and, the outstanding balance of US$ 1.0 million, secured by a first degree mortgage, was paid on January 4, 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

Under this transaction, a loan for use agreement was executed in favor of the Company through January 10, 2011, on certain portion of the building, seeking to continue until such date with the productive activities carried out at the establishment.

NOTE 13:	INVESTMENTS IN COMPANIES

1.	Cresud – International

a)	BrasilAgro

The Company values the investment in BrasilAgro according to the equity method taking into account its significant influence that derives from its capacity to affect the operative and financial decisions considering their participation in the Board of Directors.

BrasilAgro was established in September 2005 to replicate the Cresud business in Brazil. The company’s activities consist mainly in four business segments while maintaining its focus on Real Estate Agriculture: (i) sugarcane (ii) grains and cotton (iii) forestry and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town LLC, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Managers S.A. and Agro Investment S.A.

The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

As compensation for having founded the Company, Cresud received at no cost 104,902 purchase options to subscribe additional shares of BrasilAgro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

In addition, Cresud received with no cost a second series of options expiring in 2021 and totaling 104,902, which can only be exercised at the option of Cresud whenever a transfer of control occurs or an offer to purchase the BrasilAgro shares is received. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

During fiscal year 2010, the Company acquired 2,395,400 shares issued by BrasilAgro and as a result of this acquisition, direct participation reached 23.24% at June 30, 2010.

Tarpon Agro LLC and Tarpon Investimentos S.A. (“Tarpon”)´s share purchase Agreement

On April 28, 2010 the Company entered into an agreement (“the agreement”) with Tarpon by which once certain conditions have been complied with, Tarpon will transfer for valuable consideration to Cresud S.A.C.I.F. y A. the following:

(a)	9,581,750 shares of common stock issued by BrasilAgro (either in shares or ADR’s, “Shares), and

(b)	64,000 first issue warrants from BrasilAgro and 64,000 second issue warrants from BrasilAgro.

Once the conditions established in the agreement have been complied with, the actual transfer of Tarpon’s shares and warrants to the Company will take place within 10 days since the implementation the ADR program that BrasilAgro is planning to launch.

The full price to be paid by the Company to Tarpon will be R$. 131.4 million, payable within 180 days since the actual transfer of the previously mentioned shares and warrants. Assuming that the price is paid off within the established term, it will not be subject to any monetary adjustment.

To ensure the payment of the transaction, a first degree pledge commitment for Tarpon was made on 9,581,750 common shares and 64,000 warrants of Series 1 BrasilAgro held by the Company.

It should be noted that regardless of the departure of Tarpon from “BrasilAgro Project”, Mr. Elie Horn and Cape Town LLC have expressed their intentions to remain as shareholder of BrasilAgro with the company jointly.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

Assignment of rights and pledge to sell shares

During last quarter of fiscal year 2010, an agreement was executed by which the Company assigned all equity and political rights related to 2,276,534 shares of BrasilAgro for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf.

In consideration for granting such rights, the Company was paid a fixed value of US$ 0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$ 7.15 per share sold or transferred.

Executing two addendums to Tarpon´s shares purchase agreement

On October 20 and December 23, 2010, the Company and Tarpon executed an addendum to the shares purchase agreement dated on April 28, 2010, under wich the Company acquired 1,283,600 shares of common stock of BrasilAgro for an amount of Rs.19.7 millon, wich was paid on October 20, 2010. Also, it acquired 25,449 warrants from the First Issue and 25,449 from the Second Issue of BrasilAgro.

Additionally, on December 27, 2010, the Company received from its subsidiary Helmir S.A. 4,434,064 ordinary shares of BrasilAgro in consideration of a loan made by Cresud.

Consequently, Cresud is directly the owner of 17,019,830 shares or 29.13% of the Company’s outstanding stock as of December 31, 2010 (taking into account the concession of rights above-mentioned).

Likewise, due to the transaction, Cresud owns directly 130,531 BrasilAgro’s First Issuance Warrants and 130,351 BrasilAgro’s Second Issuance Warrants.

As of December 31, 2010 the Company registered an asset of Ps. 10,786 for the acquisition of these warrants (Schedule C).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

b)	Agrology S.A.

Under a series of transactions that constituted for Cresud a new expansion in the agricultural and livestock business in South America as designed in their business plan, the Company, jointly with IGSA, made over previous fiscal year, irrevocable capital contributions in proportion to their holdings for an amount of Ps. 37,208 in Agrology S.A. which were capitalized on January 19, 2010. In addition, as of June 30, 2010 irrevocable contributions and receivables were capitalized for Ps. 29,249 in Agrology S.A., 97% on its own account and 3% on account of IGSA.

2.	Cresud - Local

a)	Cactus

On May 19, 2010, the Company acquired from Helmir S.A. 3,294,667 registered, non-endorsable shares of common stock with a face value of Ps. 1 each one, entitled to one vote per share of Cactus Argentina S.A., for an amount of US$ 1.6 million.

On June 30, 2010, the Company had settled the debt to Helmir S.A. for such transaction. With this acquisition, our direct interest in Cactus as of that date increased from 36% to 48%.

On December 23, 2010, Cresud made a capital contribution of Ps. 16 million to Cactus. Thus, our direct interest increased to 80% (Schedule C). On that same date, Cactus’s Shareholders Meeting approved the capitalization of this contribution as follows: capital increase of Ps. 6.9 million with an additional paid-in capital of Ps. 9.1 million.

b)	IRSA

During fiscal year 2010, the Company acquired 2,114,360 shares amounting to US$ 2.3 million, increasing our direct interest to 50.60% as of June 30, 2010. Such interest remains unchanged at the end of the current period (Schedule C).

c)	ANTA

During fiscal year 2010, the Company made irrevocable contributions for Ps. 8,100, 90% on its own behalf and 10% on behalf of IGSA, which were capitalized on January 19, 2010. In addition, on June 30, 2010, irrevocable contributions and receivables to ANTA for Ps. 10,228 were capitalized, 90% on its own behalf and 10% on behalf of IGSA. As from July 1, 2010, the incorporation by merger of ANTA is effective as described in Note 14.2.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

d)	IGSA

On September 11, 2009, the Company and CAMSA executed an agreement for the purchase and transfer of shares for the only share that the latter carried in IGSA. Due to such transaction, as of December 31, 2009, the Company carried a 100% interest in IGSA’s capital stock.

After Company’s the spin-off – merger into IGSA, mentioned in Note 14.1, the capital stock decreased to Ps. 12,914. Afterwards, on December 31, 2009, a new share purchase and transfer agreement was executed between the Company and CAMSA for 1 share with a face value of Ps. 1. Consequently, from such date Cresud’s interest in IGSA stands at 99.99%.

During fiscal year 2010, Cresud made irrevocable contributions to IGSA of Ps. 1,926, which was capitalized on January 19, 2010. In addition, as of June 30, 2010, irrevocable contributions and receivables for Ps. 2,811 were capitalized in IGSA. From July 1, 2010 takes effect the merger of the Company with IGSA described in note 14.2.

e)	Northagro S.A, Agrotech S.A. and Pluriagro S.A.

On September 21, 2010, Northagro S.A., Agrotech S.A. and Pluriagro S.A.´s by Laws were signed, the contributions for each one of the companies were made by Cresud and Agrology by 97% and by 3%, respectively, totaling Ps. 50,000; equivalent to 50,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each, entitled to one vote per share.

f)	FyO.Com

On September 30, 2010, the Ordinary Shareholders Meeting of FyO.Com decided to approve a capital increase for up to Ps. 5,925, related to issuing 538,613 registered, non-endorsable shares of common stock with a face value of Ps. 1, plus an additional paid-in capital for Ps. 5,386. In such sense, the Company subscribed shares for Ps. 4,467, of which Ps. 3,541 was made by the conversion of debt into equity and the difference for Ps. 926 to be paid-in in cash. As a result of the transaction the Company´s interest amounted to 65.85% since September 30, 2010 and remains unchanged at the end of this period.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	SPIN-OFFS AND MERGERS

1.	Spin-off of Inversiones Ganaderas S.A. (IGSA) and Merger into Cresud

On November 27, 2009, it was held the Company’s shareholders meeting that approved, among others, the corporate reorganization consisting in the spin-off – merger with IGSA, and all related documentation.

Subsequently, on January 21, 2010, the Definitive Merger Agreement (the “Agreement”) has been notarized into a public deed and filed with the enforcement agencies in due course. Under the Agreement, IGSA’s spin-off was resolved for 48.92% so that such spun-off percentage after having been merged into the Company, and IGSA Residual or Spun-off Company holds, but not limited to, the following assets:

Company	Number of shares of IGSA
ANTA	4,315,811
Agrology S.A.	5,684,398
Agropecuaria Acres del Sud S.A.	2
Aguaribay Agropecuaria S.A.	2
Calden Agropecuaria S.A.	2
Itín Agropecuaria S.A.	2
Ñandubay Agropecuaria S.A.	2
Ombú Agropecuaria S.A.	2
Yatay Agropecuaria S.A.	2
Yuchán Agropecuaria S.A.	2

All of IGSA’s remaining rights, duties, assets and liabilities are transferred under the merger by absorption to the Company’s shareholders’ equity.

2.	Cresud’s merger with IGSA and ANTA

On September 3, 2010, the Company’s Board of Directors resolved to merge with IGSA Residual and Anta, by which both companies merge into Cresud and are dissolved without liquidation. On September 25, a pre-merger agreement is executed, by which all assets, rights and obligations of Merged Companies (IGSA and ANTA) are transferred to the Merging Company (Cresud). Such assets and liabilities were transferred for the value at which they were registered in the Special Merger Financial Statements as of June 20, 2010, of IGSA and ANTA.

As from July 1, 2010, all transactions carried out by the merged companies will be understood as if they had been made by and for Cresud.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	NEGATIVE WORKING CAPITAL

At the end of the period, the Company carried a working capital deficit of Ps. 281,563 whose treatment is being considered by the Board of Directors and the respective Management.

NOTE 16:	CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of Ps. 1 entitled to one vote per share was concluded. This capital increase was approved by the Shareholders Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, locally and internationally.

After this capital increase, the Company’s outstanding shares amounted to 500,774,772.

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17 and the 22 day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

Funds obtained from increasing capital, net of issuance expenses, amounted to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million. As stated in the section “Allocation of funds” in the capital increase issuance prospectus, the funds brought into the Company were mainly used to organize companies and acquire plots of land for agricultural production in Bolivia and Paraguay, the purchase of shares of our subsidiaries IRSA and BrasilAgro, the acquisition of notes of our subsidiaries IRSA and APSA, the repurchase of proprietary shares, the settlement of payables and working capital. It should be considered that the allocation of net funds obtained from the offer has been and may continue occasionally to be influenced by current market conditions and, consequently, in the section “Allocation of funds” in the capital increase issuance prospectus, we have reserved the right to reallocate the whole or a portion of such anticipated uses to other uses that we consider consistent with our strategy.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

As of June 30, 2009, 2,291,527 options were exercised; consequently, 763,838 shares of common stock were issued for Ps. 4,023.

During fiscal year 2010, 21,898 shares entitled with the right to be converted into 62,559 options and such transaction yielded US$ 135.

During the six-month period ended December 31, 2010, 421 ordinary shares were issue upon the exercise of conversion rights than 1,200 options, therefore, entered funds Ps. 672. At the closing of this period, remain 177,644,714 outstanding options.

The terms and conditions of outstanding options (warrants) to subscribe the Company’s shares of common stock have been amended due to attributing proprietary shares on a prorate basis among its shareholders, made by the Company on November 23, 2009. Below are detailed the terms that have been modified:

•	The number of shares to be issued for warrants is, as a ratio previous to assignment 0.33333333 and as ratio resolved after assignment (current) 0.35100598.

•	The prices to call shares to be issued are: price previous to assignment US$ 1.68, while the current price after assignment US$ 1.5954.

The rest of terms and conditions of warrants remain unchanged.

NOTE 17:	EXAGRIND S.A. LAWSUIT – SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES

Because of the merge with IGSA, Note 14.1, the Company has been demanded by Exagrind S.A. on claims for damages and losses produced by a fire in “Estancia San Rafael”, which is close to Tali Sumaj farm, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,915 at the date the claim was filed.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17:	(Continued)

In turn, the Company has filed an extraordinary appeal to the High Court of the Province of Catamarca, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of the Company is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and Tali Sumaj farm on attachment has been accepted in replacement.

It should be noted that during fiscal year 2010, it was executed the title deed for the sale of such establishment and because as of the closing date of these financial statements the attachment-in-aid-of-execution had not been lifted, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser (Note 12).

NOTE 18:	COUNTING AT ESTANCIA LOS POZOS

During the annual cattle count held at Estancia Los Pozos, with the occasion of end of fiscal year 2010, it was detected that the number of head of cattle had decreased. As the Company had filed a report with Unidad Regional No. 5, in Joaquín V. González, Province of Salta, involving procedures by the Criminal Court No. 1, Metán, Province of Salta seeking to find out the reason for such decrease.

In this sense, the Company is currently providing the information and documentation requested by the judge hearing such case. Although such procedure is at the initial stage, the effects of the previously mentioned difference were recognized in the previous fiscal year.

NOTE 19:	BUYBACK OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquire treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Acquisitions were carried out in a term of 70 days running as from the date of publication of the information in the Boletín de la Bolsa de Comercio de Buenos Aires (Buenos Aires stock exchange bulletin) and a minimum of Ps. 3 and a maximum Ps. 3.5 per share were paid.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices showed.

Later, the terms and conditions for the acquisitions were amended on many occasions by the Board of Directors due to the plummeting market and worsened in turn by the general context in international. Some amendments were:

•	The maximum amount to be invested was increased to Ps. 82,000.

•

The maximum amount of shares subject to acquisition to up to 30,000,000 shares of common stock, face value of Ps. 1 per share and entitled to 1 vote per share, in shares or American Depositary Shares (“ADR´s”) representing 10 shares each as provided by applicable regulations.

•	The price to be paid for the shares was established between a minimum Ps. 1 per share and up to Ps. 3.50 per share.

•	The deadline to make acquisition was successively extended.

As of June 30, 2009, purchases of proprietary shares amounted to 2,935,641 ADRs and 643,590 shares of common stock paying an amount of US$ 21 million and Ps. 1,745, respectively.

In accordance with the law of commercial companies, the Board of Directors shall dispose of the shares acquired within a period of one year unless an extension is provided for a Shareholders meeting. On November 13, 2009, the Board of Directors seeking to comply with the mandate granted by the Shareholders meeting held on October 29, 2009, resolved to start attributing and assigning on a prorate basis 25,000,000 proprietary treasury shares with a face value of Ps. 1 entitled to 1 vote each. Such assignment was made as from November 23, 2009, at 0.5301792784 shares per share with a face value of Ps. 1 each and 0.5301792784 shares per ADR. As upon making the attribution calculation, it yielded the need to distribute fractions of shares, they were settled in cash under the Buenos Aires Stock Exchange Regulations. Therefore, 754 shares have not been attributed and they remain in the Company’s treasury together with previously existing 5,000,000 shares.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	PRESENTATION OF THE GLOBAL PROGRAM FOR THE ISSUANCE OF NON-CONVERTIBLE NOTES FOR A FACE VALUE OF UP TO US$ 50,000,000

In the framework of the Global Program to Issue Corporate Bonds for a face value of up to US$ 50,000,000 (the “Program”), corporate bonds in one or more classes and/or series (the “ Corporate Bonds” or “CB”) may be issued. Corporate Bonds will be simple not convertible into share, with or without guarantee or guaranteed by third parties, whose face value may not exceed US$ 50,000,000 (or their equivalent in other currencies), with maturity dates not shorter than thirty days from the issuance date. The duration of the Program will be for five years as from its authorization by CNV (Argentines securities commission) on September 4, 2008, by means of resolution No. 15,972.

The issuance of Corporate Bonds was approved by the Shareholders Meeting on October 31, 2006 and by the Board of Directors on June 19, 2008, April 24, 2009, July 3, 2009, August 19, 2009 and July 1, 2010.

The terms and conditions of such corporate bonds require that the Company complies with certain obligations that have been specified in the respective price supplements. In this sense, the Company periodically pays interest and amortization installments as provided for both series (see detail further below in this Note).

1.	Issuance of Non-Convertible Notes - Class I and II

On August 19, 2009, based on the powers granted by the shareholders to the Board of Directors, the Company approved the issuance of the Company’s First Series of Non-convertible notes up to a face value of Ps. 50 million under the Global Program.

During the following months, the First Series of non-convertible notes was subscribed and issued for Ps. 50 million in two classes. Class I for Ps. 15.5 million at variable rate (average Badlar + 300 basis points) falling due 270 days from the issuance date and Class II for Ps. 34.5 million at a fixed rate of 7.2% falling due 365 after the issuance date.

The Company made quarterly interest payments and redemption fees for both classes, as follows:

•	On December 10, 2009, the first interest installments of Class I and Class II non-convertible notes were paid for Ps. 558 and US$ 159,201, respectively.

•	On March 10, 2010, the second interest installments of Class I and Class II non-convertible notes were paid for Ps. 487 and US$ 159,201 respectively.

•	On June 8, 2010, the third interest installments of Class I and Class II non-convertible notes were paid for Ps. 472 and US$ 159,201, respectively. Likewise, on such same date,

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	(continued)

•	On September 13, 2010, the last interest installment and the only amortization installment of Class II non-convertible notes were paid for US$ 171,583 and US$ 9.0 million, respectively.

2.	Issuance of Non-Convertible Notes - Class III and IV

On July 1, 2010, the Board of Directors approved the Price Supplement related to the issuance of Class III and Class IV Non-Convertible Notes, under the Global Program framework.

Later, between July 6 and 16, 2010, the Second Series of simple Corporate Bonds (not convertible into shares) was subscribed for a total value of Ps. 105.9 million. The issue was finally carried out on July 21, 2010.

Class III Non-Convertible Notes, for a face value of Ps. 35.7 million and falling due 21 months after the issuance date will accrue interest at a variable date (Badlar privada plus 400 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments 15, 18 and 21 from the issuance date.

Class IV Non-Convertible Notes, for a face value of US$ 17.8 million and falling due 24 months after the issuance date will accrue interest at fixed annual rate of 7.75%. These will be paid on a quarterly basis in arrears while amortization will be made in four equal and consecutive payments 15, 18, 21 and 24 from the issuance date.

On October 19, 2010, the Company made the payment of the first interest installments of Class III and Class IV Non Convertibles Notes by the amount of Ps. 1,272 and US$ 340,954, respectively, for the period between July 21, and October 19, 2010. Additionally, after the closing date of the financial statements, we proceeded to pay the second interest installment of both classes of Negotiable Obligations. See Note 27 to the financial statements.

NOTE 21:	MINUTE OF RENEGOTIATION OF CONCESSION AGREEMENT

On July 2, 2008, ANTA (incorporated by merge according to Note 14.2.) executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1 of each year starting in 2009.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(continued)

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

Additionally, ANTA committed to reduce the concession area through the return of 30,000 hectares and its location will come up from a sketch agreed by the parties involved.

NOTE 22:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company together with its related Company IRSA has developed a capitalization program for executive management staff through contributions made by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by those Companies with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

In the future, the participants or their successors will have access to 100% of the Program Benefits (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	MEETING OF SHAREHOLDERSAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Ordinary and Extraordinary Shareholders Meeting held on October 29, 2010, approved, among others issues, the following:

•	Annual report and financial statements ended June 30, 2010;

•	Appropriating 5% income for the year ended June 30, 2010 to the legal reserve;

•	Posting the remainder to the new project reserve account, delegating to the Board of Directors the power to use it freely.

•	Ratification of the spin-off-merger between the Company and IGSA;

•	Corporate reorganization by merger into IGSA residual and ANTA;

•	Defer treatment until the next Shareholders Meeting that may consider the fiscal year that will end on June 30, 2011, of the destination of proprietary portfolio stock;

•

Renewal for another period the delegations made in the Board by the Shareholders meeting from the previous period as regards paying a bonus to the Company’s Managements of up to 1% of the outstanding capital stock; and

•	Extending the amount of the Global Program to Issue Corporate Bonds in place for up to a further US$ 100 million (or its equivalent in other currencies)

The General Shareholders meeting held on December 9, 2010 approved the following by majority of votes:

•	Distributing dividends exclusively in cash for Ps. 69 million to the shareholders in the proportion of their respective interests.

•	And reversing the “new project reserve”, prior to such distribution and previously provided by the shareholders meeting for Ps. 69 million.

NOTE 24:	SALE OF IRSA CLASS I CORPORATE BONDS

During second quarter of fiscal year 2010, Cresud sold in two transactions on the secondary market, IRSA Class I Corporate Bonds that it held, which accrue interest at fixed rate and fall due in 2017.

On November 29, 2010, the Company sold corporate bonds for a face value of US$ 18,000,000 at an average price of 100.04%. As a result from such sale, Cresud received revenues for the principal and accrued interest for US$ 18,471,883.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(continued)

On December 10, 2010, the Company sold corporate bonds for a face value of US$ 15,152,000 at an average price of 100.17%. As a result from such sale, Cresud received revenues for the principal and accrued interest for US$ 15,625,791.

It should be mentioned that as these are corporate bonds issued under Regulation S, US Securities Act, transactions were carried out complying with the requirements established in such regulation.

NOTE 25:	AGREEMENT ENTERED INTO WITH CRESUD OVER AN ASSIGNMENT OF RIGHTS TO APSA SHARES

On October 15, 2010, the Company and IRSA entered into an agreement to assign rights, for a term of one year, whereby the Company assigned to Cresud the financial and voting rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps. 1 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud must pay, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 basic points rate.

NOTE 26:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATION

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 27:	SUBSEQUENT EVENTS

Class III and Class IV Negotiable Bonds

On January 17, 2011, the second interest installments of Class III and Class IV CB for Ps. 1,310 and US$ 340,954, respectively, related to the period July 21 and January 17, 2011 were paid.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Property and equipment

Corresponding to the six-month periods ended December 31, 2010 and 2009 and fiscal year ended June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule A

Principal Account	Value at the the beginning of the year	Additions and/or Transfers (2)	Deductions and/or Transfers	Value at the end of the period / year	Depreciation						Net carrying Value as of December 31, 2010	Net carrying Value as of June 30, 2010	Net carrying Value as of December 31, 2009
					Rate %	Accumulated at the beginning year	Additions (3)	Decrease of the period / year	Current period /year (1)	Accumulated at the end of the period / year
Real estate	201,831	3,964	9,029	196,766	—	—	—	—	—	—	196,766	201,831	201,837
Wire fences	9,815	47	518	9,344	3	1,385	—	78	149	1,456	7,888	8,430	8,436
Watering troughs	8,072	—	1,187	6,885	5	1,890	—	345	177	1,722	5,163	6,182	6,299
Alfalfa fields and meadows	9,255	25	3,069	6,211	12-25-50	4,068	—	1,217	626	3,477	2,734	5,187	4,111
Buildings and constructions	39,748	2,190	5,273	36,665	2	5,687	—	449	980	6,218	30,447	34,061	35,243
Machinery	12,692	941	594	13,039	10	9,458	68	429	310	9,407	3,632	3,234	3,330
Vehicles	3,725	81	257	3,549	20	1,937	60	214	256	2,039	1,510	1,788	1,508
Tools	269	14	3	280	10	177	2	2	7	184	96	92	96
Furniture and equipment	1,271	32	19	1,284	10	901	8	7	21	923	361	370	376
Feeder and drinking troughs	238	—	66	172	20	11	—	4	5	12	160	227	132
Corral and leading lanes	1,531	—	200	1,331	3	241	—	56	21	206	1,125	1,290	1,074
Roads	3,105	—	272	2,833	10	1,344	—	113	117	1,348	1,485	1,761	1,820
Facilities	18,224	264	763	17,725	10-20-33	9,882	33	294	557	10,178	7,547	8,342	7,637
Computer equipment	2,357	66	33	2,390	20	2,142	1	25	60	2,178	212	215	191
Silo plants	1,350	—	112	1,238	5	691	—	76	38	653	585	659	676
Constructions in progress	15,135	19,422	1,759	32,798	—	—	—	—	—	—	32,798	15,135	14,413
Advances to suppliers	1,187	1,179	—	2,366	—	—	—	—	—	—	2,366	1,187	1,334
Improvement in third´s real estate	—	34,124	—	34,124	3	—	2,330	—	—	2,330	31,794	—	—
Tree plantations (wood)	—	4,320	—	4,320	3	—	432	—	72	504	3,816	—	—
Posts	—	58	58	—	—	—	—	—	—	—	—	—	—

Total as of December 31, 2010	329,805	66,727	23,212	373,320		39,814	2,934	3,309	3,396	42,835	330,485	—	—

Total as of June 30, 2010	309,468	30,548	10,211	329,805		34,540	2,234	2,702	5,742	39,814		289,991	—

Total as of December 31, 2009	309,468	19,212	632	328,048		34,540	2,234	147	2,908	39,535	—	—	288,513

(1)	Included in Schedule H.
(2)	It includes additions for Ps.40,556 incorporated by merger with ANTA.
(3)	Incorporated by merger.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the six-month periods ended December 31, 2010 and 2009 and fiscal year ended June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule B

Master Account	Values at beginning of period	Additions of the period / year	Values at the end of the period / year	Rate %	Accumulated at the beginning of the year	Depreciation				Net balance June 30, 2010	Net balance December 31, 2009
						Additions (1)	Amount (2)	Accumulated at the end of the period / year	Net balance December 31, 2010
Pre-operative expenses (Bolivia)	842	—	842	20	252	—	84	336	506	590	674
Pre-operative expenses (Paraguay)	671	—	671	20	190	—	67	257	414	481	549
Concession Rights	—	(1) 23,582	23,582	3	—	2,258	376	2,634	20,948	—	—

Total as of December 31, 2010	1,513	23,582	25,095		442	2,258	527	3,227	21,868	—	—

Total as of June 30, 2010	1,513	—	1,513		140	—	302	442	—	1,071	—

Total as of December 31, 2009	1,513	—	1,513		140	—	150	290	—	—	1,223

(1)	Incorporated by merger. See Note 14.2 to Financial Statements.
(2)	Preoperative expenses are included in gain on equity investees in the Statements of Income in the Statement of Income. Concession Rights are included in Depreciation of Intangible Assets in Schedule H.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

As of December 31, 2010 and 2009 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule C

Securities	Amount	% of participation on the capital	Value as of December 31, 2010	Value as of June 30, 2010	Value as of December 31, 2009	Market Value as of December 31, 2010	INFORMATION ON THE ISSUER
							Principal activity	Latest financial statements
								Capital	Income (loss) for the year	Shareholders’ Equity
CURRENT ASSET
Current Investments
Mutual Funds
Bony Hamilton Fund (US$)	11,107		44	14,554	1,822
Deutsche Managed Euro Fund (€) (1)	—		—	53	60
Deutsche Managed Dollar Fund (US$) (1)	4,500,079		17,712	4,925	526

Subtotal			17,756	19,532	2,408

Bonds and Notes (1)
Non-Convertible Notes IRSA 2017 (US$)- Interests	—		—	4,616	4,462
Non- Convertible Notes APSA 2017 (US$)-Interests	54,688		217	215	208
Global 2010 bonds	—		—	132	188
Bocon Pro 1 bonds	—		—	1	1
Mortgage bonds	—		—	135	271

Subtotal			217	5,099	5,130

Total current investments			17,973	24,631	7,538

NON-CURRENT ASSET
Investments on controlled and related companies
Agro-Uranga S.A.						Unlisted	Agricultural livestock	2,500	7,327	27,305
Shares	893,069	35,72	9,754	10,191	6,665
Higher value of property			11,179	11,179	11,179

			20,933	21,370	17,844

IGSA (2)							Raising and grazing cattle	—	—	—
Shares	—	—	—	14,860	10,192
Aportes irrevocables			—	—	1,926

				14,860	12,118

Cactus						Unlisted	Exploitation and administration of	11,217	(13,198)	7,116
Shares	8,973,684	80,00	5,693	(3) 2,071	13,731		agriculture products and raising cattle

			5,693	2,071	13,731

FyO.Com						Unlisted	Gives information about markets	1,500	(926)	9,234
Shares	987,426	65,85	6,081	2,723	1,990	through Internet,	via internet, brokerage and

			6,081	2,723	1,990	market intermediation	intermediation on spot and future markets,

ANTA (2)						Unlisted	Agricultural and forestal	—	—	—
Shares	—	—	—	56,234	36,818
Aportes irrevocables			—	—	8,455
Concession rights			—	19,813	20,163

			—	76,047	65,436

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments (continued)

As of December 31, 2010 and 2009 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule C (continued)

Designation and features of the securities	Amount	% Interest on capital	Value December 31, 2010	Value June 30, 2010	Value December 31, 2009	Information about the issuer
						Market value December 31, 2010	Main activity	According to the latest balance sheet
								Capital	Gain (loss) for the period	Shareholders’
Agrology S.A.						Unlisted	Investing	260,221	8,244	280,661
Shares	260,221,315	100,00	278,419	256,840	194,258
Irrevocable contributions			—	—	36,091

			278,419	256,840	230,349

FyO Trading						Unlisted	Brokerage	20	—	20
Shares	726	3,63	1	1	1

			1	1	1

EAASA						Unlisted	Meat packing industry	17,116	(13,216)	3,899
Shares	4,895	0,03	1	(3) 5	99

			1	5	99

IRSA						6,32	Real Estate	578.676	170.558	2.458.052
Shares	292,811,013	50,60	1,252,834	1,282,481	1,238,638
Higher values (4)			169,366	178,148	185,182

			1,422,200	1,460,629	1,423,820

BrasilAgro
Shares (9)	17,019,830	29,13	455,669	290,832	295,872	(5) 11,00	Agricultural and Real Estate	875,381	3,679	1,379,587
Higher values (6)			32,170	6,887	6,887
Warrants	209,804		10,786	—	—

			498,625	297,719	302,759

Agrotech S.A.						Unlisted	Investing	50	(17)	32
Shares	48,500	97,00	32	—	—

			32	—	—

Pluriagro S.A.						Unlisted	Investing	50	78	110
Shares	48,500	97,00	107	—	—

			107	—	—

Northagro S.A.						Unlisted	Investing	50	78	110
Shares	48,500	97,00	107	—	—

			107	—	—

			2,232,199	2,132,265	2,068,147

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments (continued)

As of December 31, 2010 and 2009 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule C (continued)

Designation and features of the securities	Amount	% Interest on capital	Value December 31, 2010	Value June 30, 2010	Value December 31, 2009	Information about the issuer
						Market value December 31, 2010	Main activity	According to the latest balance sheet
								Capital	Gain (loss) for the period	Shareholders’
BrasilAgro negative goodwill (7)			(11,592)	(14,765)	(16,838)
BrasilAgro goodwill			6,965	6,965	6,965
IRSA negative goodwill (8)			(316,232)	(330,413)	(345,459)
IRSA goodwill			6,712	6,712	6,268
Cactus goodwill			4,978	4,978	1,966
Allowance for impairment of Cactus´s goodwill			(4,978)	(4,978)	—

			(314,147)	(331,501)	(347,098)

Subtotal			1,918,052	1,800,764	1,721,049

Other Investments
Non-Convertible Notes IRSA 2017 (US$)				72,174	65,546
Non-Convertible Notes APSA 2017 (US$)	5,000,000		10,688	9,847	8,835
Coprolan			21	21	21	Unlisted

Subtotal			10,709	82,042	74,402

			1,928,761	1,882,806	1,795,451

(1)	Not considered as cash equivalents for Statement of Cash Flow purpose.
(2)	Since July 1st, 2010, is effective the merger of Cresud with IGSA and Anta (See Note 14.2 to the financial statements)
(3)	Recovery estimated value as of June 30, 2010.
(4)	Consist of Ps. 10,735 higher value of inventory, Ps. 74,000 higher value of investments, Ps. 111,962 higher value of fixed assets, Ps. 27,706 higher value of intangible assets, Ps. 22,420 less value of loans, and Ps. (77,457) higher value of tax effect
(5)	Total in reais.
(6)	Consist of Ps. 10,596 higher value of fixed assets and Ps. (3,709) higher value of tax effect.
(7)	The change as regards the previous year corresponds to amortization for Ps. 3,173.
(8)	The change as regards the previous year corresponds to amortization for Ps. 14,181.
(9)	See Note 13.1.a)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances

Corresponding to the six-month periods

ended December 31, 2010 and 2009 and fiscal year ended June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule E

Item	Balances at beginning of the fiscal year		Increases		Decreases/ Applications	Value as of December 31, 2010	Value as of June 30, 2010	Value as of December 31, 2009
Deducted from assets
For doubtful accounts	630	(1)	40		(32)	638	630	589
Included in liabilities
For pending lawsuits	1,768	(2)	3	(2)	(97)	1,674	1,768	1,785

Total as of December 31, 2010	2,398		43		(129)	2,312	—	—

Total as of June 30, 2010	787		1,770		(159)	—	2,398	—

Total as of December 31, 2010	787		1,587		—	—	—	2,374

(1)	Included in the Schedule H.
(2)	Included in other income and expenses in the Statements of Income – Others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the six-month periods

ended December 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Inventories at the beginning of the fiscal year:
Beef cattle	—	—	138,807	78,710	—	—	—	—	138,807	78,710
Crops	41,566	42,250	—	—	—	—	—	—	41,566	42,250
Seeds and fodder	758	705	—	—	—	—	—	—	758	705
Materials and others	—	—	614	579	—	—	873	932	1,487	1,511

	42,324	42,955	139,421	79,289	—	—	873	932	182,618	123,176

Unrealized gain on inventories- Beef cattle	—	—	40,880	24,041	—	—	—	—	40,880	24,041
Unrealized gain (loss) on inventories – Crops and raw materials	6,101	(265)	—	—	—	—	—	—	6,101	(265)
Production	28,189	9,528	14,669	5,497	16,981	10,862	—	—	59,839	25,887
Transfer of inventories sold	—	—	8,059	—	—	—	—	—	8,059	—
Transfer of inventories to property and equipment	—	—	—	—	—	—	(628)	(845)	(628)	(845)
Transfer of inventories to expenses	(8,040)	(2,837)	(161)	(59)	(202)	(74)	(2,313)	(1,197)	(10,716)	(4,167)
Incorporated by merger with IGSA	—	—	—	3,171	—	—	—	8	—	3,179
Incorporated by merger with ANTA	10,073	—	—	—	—	—	84	—	10,157	—
Purchases	3,190	6,202	1,040	1,824	—	—	3,899	2,256	8,129	10,282
Operating expenses (Schedule H)	—	—	—	—	—	—	2,495	3,712	2,495	3,712
Inventories at the end of the period:
Beef cattle	—	—	(166,813)	(103,985)	—	—	—	—	(166,813)	(103,985)
Crops	(18,060)	(8,623)	—	—	—	—	—	—	(18,060)	(8,623)
Seeds and fodder	(700)	(662)	—	—	—	—	—	—	(700)	(662)
Materials and others	—	—	(569)	(609)	—	—	(2,013)	(1,177)	(2,582)	(1,786)

Cost of Sales	63,077	46,298	36,526	9,169	16,779	10,788	2,397	3,689	118,779	69,944

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of Production

Corresponding to the six-month periods

ended December 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Inventories at the beginning of the fiscal year:
Beef cattle	—	—	—	—	18,848	14,226	18,848	14,226
Unharvested crops and other unharvested	11,166	5,160	—	—	—	—	11,166	5,160
Seeds and fodder	—	—	2,190	1,694	499	426	2,689	2,120
Materials and others	25,477	15,925	876	686	382	426	26,735	17,037

	36,643	21,085	3,066	2,380	19,729	15,078	59,438	38,543

Unrealized gain (loss) on inventories - Beef cattle	—	—	—	—	6,919	999	6,919	999
Unrealized gain on inventories - Crops and raw materials	4,414	119	—	—	—	—	4,414	119
Production	—	—	459	187	1,313	502	1,772	689
Transfer of inventories sold	—	—	—	—	(8,059)	—	(8,059)	—
Transfer of property and equipment	(62)	(252)	—	—	—	—	(62)	(252)
Transfer of inventories crops to expenses - Materials and others	(34,884)	(23,177)	(2,990)	(2,086)	(4,908)	(3,753)	(42,782)	(29,016)
Incorporated by merger of IGSA	—	—	—	35	—	—	—	35
Incorporated by merger of ANTA	4,252	—	—	—	—	—	4,252	—
Purchases / increase in Unharvested crops by consume	128,102	89,358	845	522	4,846	3,547	133,793	93,427
Operating expenses (Schedule H)	27,318	9,971	13,489	11,189	13,387	10,237	54,194	31,397
Inventories at the end of the period:
Beef cattle	—	—	—	—	(18,990)	(15,389)	(18,990)	(15,389)
Unharvested crops and other unharvested	(94,689)	(54,121)	—	—	—	—	(94,689)	(54,121)
Seeds and fodder	—	—	(410)	(255)	(557)	(517)	(967)	(772)
Materials and others	(43,283)	(33,028)	(932)	(802)	(327)	(467)	(44,542)	(34,297)

Cost of Production	27,811	9,955	13,527	11,170	13,353	10,237	54,691	31,362

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

As of December 31, 2010 and 2009 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule G

	December 31, 2010				June 30, 2010				December 31, 2009
Item	Type and amount of foreign currency		Current exchange Rate	Amount in local currency	Type and amount of foreign currency			Amount in local currency	Type and amount of foreign currency			Amount in local currency
CURRENT ASSETS
CASH AND BANKS
Cash and banks in Dollars	US$	463	3.936	1,821		US$	167	649	US$		340	1,279
Cash and banks in Brazilian Reais	Rs	4	2.320	10		Rs	2	5		Rs	2	5
Cash and banks in Euros	€	10	5.219	51		€	8	37	€		9	47
Cash and banks in Yenes	JPY	83	0.048	4		—	—	—		—	—	—
INVESTMENTS
Mutual funds	US$	4,511	3.936	17,756	US$		5,006	19,479	US$		624	2,348
Mutual funds	€	—	—	—	€		11	53	€		11	60
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017 (US$) - Interest	US$	—	—	—	US$		1,174	4,616	US$		1,174	4,462
Non-Convertible Notes APSA 2017 (US$) - Interest	US$	55	3.976	217	US$		55	215	US$		55	208
TRADE ACCOUNTS RECEIVABLE
Receivables	US$	7,235	3.936	28,478	US$		4,017	15,629	US$		986	3,709
Receivables – Real estate	US$	1,000	3.936	3,936	US$		725	2,821	US$		1,966	7,392
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	1,418	3.976	5,588	US$		349	1,370		—	—	—
OTHER RECEIVABLES
Guarantee deposits	US$	388	3.936	1,526	US$		671	2,611		US$	648	2,437
Premiums paid	US$	19	3.936	73		—	—	—		US$	158	594
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	12,828	3.976	51,002		—	—	—		US$	10,384	39,457
NON-CURRENT ASSETS
OTHER RECEIVABLES
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	—	—	—	US$		4,267	16,775		—	—	—
OTHER INVESTMENTS
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017	US$	—	—	—		US$	18,360	72,174		US$	17,249	65,546
Non-Convertible Notes APSA 2017	US$	2,688	3.976	10,688		US$	2,505	9,847		US$	2,325	8,835

Total US$	US$	30,605		121,085		US$	37,296	146,186		US$	35,909	136,267

Total Rs	Rs	4		10		Rs	2	5		Rs	2	5

Total €	€	10		51		€	19	90		€	20	107

Total JPY	JPY	83		4		JPY	—	—		JPY	—	—

Total Assets				121,150				146,281				136,379

US$:	US Dollars
Rs:	Brazilian Reais
€:	Euros
JPY:	Yenes

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities (continued)

As of December 31, 2010 and 2009 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule G (continued)

	December 31, 2010				June 30, 2010				December 31, 2009
Item	Type and amount of foreign currency		Current exchange Rate	Amount in local currency	Type and amount of foreign currency			Amount in local currency	Type and amount of foreign currency			Amount in local currency
CURRENT LIABILITIES
TRADE ACCOUNT PAYABLE
Suppliers	US$	7,582	3.976	30,145	US$		4,576	17,987	US$		8,513	32,350
Accrual for inputs and other expenses	US$	1,726	3.976	6,864	US$		1,629	6,404	US$		76	288
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:		—	—	—	US$		28	109		—	—	—
LOANS
Bank loans	US$	37,346	3.976	148,486	US$		30,049	118,123	US$		37,027	140,704
Interest payable- Bank loans	US$	254	3.976	1,010	US$		523	2,054	US$		398	1,513
Non-convertible notes class II	US$	—	—	—	US$		8,967	35,251	US$		8,967	34,076
Non-convertible notes class IV		4,461	3,976	17.735		—	—	—		—	—	—
Interest payable – Non-convertible notes	US$	276	3,976	1.099	US$		39	153	US$		37	141
OTHER LIABILITIES
Premiums collected	US$	1,935	3.976	7,695	US$		151	595	US$		261	991
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	US$	109	3.976	432	US$		8,374	32,917	US$		8,098	30,774
NON-CURRENT LIABILITIES
LOANS
Non-convertible notes class IV	US$	13,382	3,976	53.205		—	—	—		—	—	—
OTHER LIABILITIES
Advances for concession of rights	US$	813	3.976	3,235	US$		813	3,166		—	—	—

TOTAL LIABILITIES	US$	67,884		269,906	US$		55,149	216,759	US$		63,377	240,837

US$:	US Dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the six-month periods

ended December 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule H

	Operating Expenses					Selling Expenses	Administrative Expenses	Total as of December 31, 2010	Total as of December 31, 2009
Items	Crops	Beef cattle	Milk	Others	Total
Directors’ fees	—	—	—	—	—	—	948	948	453
Fees and payments for services	—	—	—	—	—	—	1,340	1,340	1,791
Salaries, annual bonus and social security	975	2,709	2,646	20	6,350	—	9,784	16,134	15,405
Taxes, rates and contributions	290	251	147	—	688	—	1,948	2,636	1,597
Gross sales taxes	—	—	—	—	—	4,904	—	4,904	1,591
Doubtful accounts	—	—	—	—	—	27	—	27	—
Office and administrative expenses	—	—	—	—	—	—	3,713	3,713	2,979
Bank commissions and expenses	—	—	—	—	—	—	427	427	822
Depreciation of property and equipment	1,802	842	624	3	3,271	—	125	3,396	2,908
Depreciation of Intangible assets	—	—	—	—	—	—	376	376	—
Vehicle and traveling expenses	171	289	91	—	551	—	766	1,317	968
Spare parts and repairs	225	699	501	10	1,435	—	39	1,474	1,956
Insurance	74	140	36	3	253	—	265	518	245
Benefits to Employees	85	296	198	—	579	—	610	1,189	684
Livestock expenses (1)	—	7,803	—	—	7,803	567	—	8,370	5,875
Dairy farm expenses (2)	—	—	8,543	—	8,543	368	—	8,911	6,731
Agricultural expenses (3)	23,252	—	—	2,321	25,573	16,889	—	42,462	16,931
General expenses	387	429	598	—	1,414	—	—	1,414	948
Rent, machinery and equipment	—	—	—	—	—	—	—	—	72
Health and safety costs	57	31	3	138	229	—	17	246	5

Total as of December 31, 2010	27,318	13,489	13,387	2,495	56,689	22,755	20,358	99,802	—

Total as of December 31, 2009	9,971	11,189	10,237	3,712	35,109	8,030	18,822	—	61,961

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Trade accounts receivable and Other receivables without a due date as of December 31, 2010:

			Section 33 Societies Law 19,550
			Agro-Uranga S.A.
	Trade Accounts receivables	Other receivables	Other credits
Current	322	23	468
Not current	—	53,472	—

b.	Trade accounts receivable and Other receivables to fall due as of December 31, 2010:

	Law No. 19,550 Section 33
Maturity		FyO.Com	CYRSA S.A.	BrasilAgro	Cactus	Acres	Cresca S.A.	EAASA
	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable
03.31.11	54,197	24,066	21	7	428	467	905	226

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

3.	(Continued)

	Law No. 19,550 Section 33
Maturity	Other receivables	Ombú	Yuchan	Yatay	Acres	IRSA	APSA	Helmir S.A.	Tarshop S.A.	Northagro	Pluriagro	Emprendimiento Recoleta S.A.
		Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
03.31.11	25,340	15,584	8,997	7,958	268	5,448	10,315	9,699	192	—	—	99
06.30.11	8,659	—	—	—	—	—	—	—	—	—	—	—
09.30.11	1,408	—	—	—	—	—	—	—	—	317	317	—
12.31.11	17,983	—	—	—	—	—	—	—	—	—	—	—

4.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of December 31, 2010.

b.	Debts without a due date as of December 31, 2010.

	Trade accounts payable	Short-term debt	Taxes payable	Other liabilities	Allowances
Current	—	279,196	—	—	—
Non-current	—	—	91,172	3,393	1,674

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

4.	(Continued)

c.	Debts to fall due as of December 31, 2010.

		Law No. 19,550 Section 33
		CYRSA S.A.	Nuevas Fronteras S.A.	Panamerican Mall S.A.	FyO.Com	Cactus
Maturity	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
03.31.11	84,521	46	9	5	15,666	484

	Short-term debt	Salaries and social security payable	Taxes payables	Other liabilities	Law No. 19,550 Section 33
					IRSA	APSA

Maturity					Other liabilities	Other liabilities
03.31.11	13,473	7,878	5,347	76,912	8,449	17,092
06.30.11	118,432	—	76	14	—	—
09.30.11	19,602	6,588	76	1,642	—	—
12.31.11	29,580	—	76	1,087	—	—
03.31.12	29,392	—	—	—	—	—
06.30.12	29,392	—	—	—	—	—
09.30.12	17,600	—	—	—	—	—

5.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		FyO.Com	CYRSA S.A.	BrasilAgro	Cactus	Acres	Cresca S.A.	EAASA
	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable
In Pesos	22,089	19,414	12	7	422	467	—	226
In US Dollars	32,430	4,652	9	—	6	—	905	—

					Law No. 19,550 Section 33
		Agro- Uranga S.A.	Tarshop S.A.	Ombú	Acres	Helmir S.A.	Yuchan	Yatay	APSA	IRSA	Northagro	Pluriagro	Emprendimiento Recoleta S.A.
	Other receivable	Other receivable	Other receivable	Other receivable	Other receivable	Other receivable	Other receivable	Other receivable	Other receivable	Other receivable	Other receivable	Other receivable	Other receivable
In Pesos	97,258	—	192	—	—	—	—	—	10,315	5,448	317	317	99
In US Dollars	9,627	468	—	15,584	268	9,699	8,997	7,958	—		—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

5.	(Continued)

b.	All Accounts receivable and Other receivables are not subject to adjustment clauses.

c.

Law No. 19,550 Section 33
		FyO.Com	CYRSA S.A.	BrasilAgro	Cactus	Acres	Cresca S.A.	EAASA
	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable
Outstanding balances accruing interests	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	54,519	24,066	21	7	428	467	905	226

		Law No. 19,550 Section 33
		Tarshop S.A.	Ombú	Agro-Uranga S.A.	Helmir S.A.	Acres	Yuchan	Yatay	APSA	IRSA	Northagro	Pluriagro	Emprendimiento Recoleta S.A.
	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
Outstanding balances accruing interests	8,935	—	15,137	—	9,641	—	8,769	7,747	—	—	—	—	—
Outstanding balances not accruing interests	97,950	192	447	468	58	268	228	211	10,315	5,448	317	317	99

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

a.

		Law No. 19,550 Section 33
		CYRSA S.A.	Nuevas Fronteras	FyO.Com	Panamerican Mall S.A.	Cactus
	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
In Pesos	47,512	46	9	15,666	5	484
In US Dollars	37,009	—	—	—	—	—

					Law No. 19,550
					IRSA	APSA
	Short-term debt	Salaries and social security payable	Taxes payable	Other liabilities	Other liabilities	Other liabilities	Provisions
In Pesos	315,132	14,466	96,747	72,118	8,017	17,092	1,674
In US Dollars	221,535	—	—	10,930	432	—	—

b.	All outstanding debts are not subject to adjustment clauses.

c.

Law No. 19,550 Section 33
		CYRSA S.A.	Nuevas Fronteras S.A.	Panamerican Mall S.A.	FyO.Com	Cactus
	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
Outstanding balances accruing interests	—	—	—	—	—	—
Outstanding balances not accruing interests	84,521	46	9	5	15,666	484

					Law No. 19,550 Section 33
					IRSA	APSA
	Short-term debt	Salaries and social security payable	Taxes payable	Other liabilities	Other liabilities	Other liabilities	Provisions
Outstanding balances accruing interests	526,847	—	—	—	—	—	—
Outstanding balances not accruing interests	9,820	14,466	96,747	83,048	8,449	17,092	1,674

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of December 31, 2010 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of December 31, 2010 there were advance payments to directors for Ps. 308, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

•	Seeds, forage and materials: replacement cost published by a well-known magazine (Revista Márgenes Agropecuarios).

•	Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the year less estimated selling expenses) and the economic use value determined.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Book value Pesos
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	123,647	35,237
Vehicles	Third parties, theft, fire and civil liability	4,485	1,510

16.	CONTINGENCIES

As of December 31, 2010 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 11 to the Financial Statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

Comparative Shareholders’ Equity Structure

	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Current Assets	1,545,652	1,151,572	1,110,114	177,617	99,226
Non-current Assets	6,299,143	5,216,642	4,349,390	1,013,752	816,387

	7,844,795	6,368,214	5,459,504	1,191,369	915,613

Current Liabilities	2,198,842	1,479,883	1,043,581	280,414	187,681
Non-current Liabilities	2,190,179	1,415,748	1,456,623	59,038	66,505

	4,389,021	2,895,631	2,500,204	339,452	254,186

Minority Interest	1,413,009	1,549,847	1,283,078	934	577

Shareholders’ Equity	2,042,765	1,922,736	1,676,222	850,983	660,850

	7,844,795	6,368,214	5,459,504	1,191,369	915,613

Comparative Income Structure

	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Operating income (loss)	359,445	280,475	32,250	22,412	(381)
Financial and holding results	(121,121)	(61,073)	38,468	(7,276)	(4,343)
Other income and expenses, net and gain equity investees	57,458	150,539	(52,486)	6,591	21,748
Management agreement fees	(11,886)	(15,820)	(1,496)	(1,583)	(2,108)

Operating net income	283,896	354,121	16,736	20,144	14,916
Income tax (expense) benefit	(58,000)	(70,501)	(23,348)	(5,632)	2,140
Minority Interest	(118,925)	(141,775)	18,908	(40)	(17)

Net income	106,971	141,845	12,296	14,472	17,039

Production volume

	Three-month period December 31, 2010	Accumulated July 1, 2010 to December 31, 2010	Three-month period December 31, 2009	Accumulated July 1, 2009 to December 31, 2009	Three-month period December 31, 2008	Accumulated July 1, 2008 to December 31, 2008	Three-month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Three-month period December 31, 2006	Accumulated July 1, 2007 to December 31, 2007
Beef Cattle (in Kgs.)	2,087,809	3,005,809	1,830,000	2,243,000	2,126,023	2,956,333	3,246,421	4,688,648	3,446,722	5,200,447
Butyraceous (in Kgs.)	237,942	468,786	231,083	439,248	221,446	423,337	207,581	389,621	174,855	317,788
Crops (in quintals)	367,063	509,636	280,721	432,136	225,743	382,743	209,913	301,760	171,257	197,442

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

Sales volume

	Three-month period December 31, 2010	Accumulated July 1, 2010 to December 31, 2010	Three-month period December 31, 2009	Accumulated July 1, 2009 to December 31, 2009	Three-month period December 31, 2008	Accumulated July 1, 2008 to December 31, 2008	Three-month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Three-month period December 31, 2006	Accumulated July 1, 2007 to December 31, 2007
Beef Cattle (in Kgs.)	2,465,690	4,918,439	1,262,756	3,344,597	1,392,709	2,900,260	1,287,585	5,956,432	2,117,400	6,695,835
Butyraceous (in Kgs.)	237,942	468,786	231,083	439,248	221,446	423,337	207,581	389,621	174,855	317,788
Crops (in quintals)	519,480	830,920	414,567	1,031,069	326,618	1,090,135	282,850	658,534	110,268	312,557

Local Market

	Three-month period December 31, 2010	Accumulated July 1, 2010 to December 31, 2010	Three-month period December 31, 2009	Accumulated July 1, 2009 to December 31, 2009	Three-month period December 31, 2008	Accumulated July 1, 2008 to December 31, 2008	Three-month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Three-month period December 31, 2006	Accumulated July 1, 2007 to December 31, 2007
Beef Cattle (in Kgs.)	2,465,690	4,918,439	1,262,756	3,344,597	1,392,709	2,900,260	1,287,585	5,956,432	2,117,400	6,695,835
Butyraceous (in Kgs.)	237,942	468,786	231,083	439,248	221,446	423,337	207,581	389,621	174,855	317,788
Crops (in quintals)	519,480	830,920	414,567	1,031,069	326,618	1,090,135	282,850	658,534	110,268	312,557

Export (not applicable)

Ratios

	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Liquidity	0.70	0.78	1.064	0.633	0.529
Solvency	0.47	0.66	0.670	2.507	2.600
Non-current assets to assets	0.80	0.82	0.797	0.851	0.892
Return on Equity (1)	0.05	0.08	0.007	0.017	0.026

(1)	Result of the year divided average shareholder’s equity.

Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company started training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies, planning to complete this training during fiscal year 2011. On the other hand, it started working on the initial process to diagnose differences in standards.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating a potential departure from the proposed goals and terms.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Buenos Aires, February 11, 2011 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BASE: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first semester of fiscal year 2011 ended December 31, 2010.

Consolidated agribusiness sales for the period amounted to Ps. 257.9 million, 116.1% higher than those posted for the first six months of the previous fiscal year. This increase was caused mainly by farm sales of Ps. 71.1 million resulting from the sale of “La Juanita” farm, a 54.6% increase in the sales of crops and a 272.5% increase in the sales of beef cattle compared to the same period of the previous fiscal year.

Agribusiness production revenues amounted to Ps. 89.9 million in the period ended December 31, 2010, 112.0% higher than those recorded in the same period of the previous fiscal year. The increase is explained mainly by a 122.8% rise in grain production and a 166.9% increase in the beef cattle segment.

Consolidated sales in the real estate business were Ps. 698.0 million for the six-month period ended December 31, 2010. This represents an improvement from the Ps. 664.6 million in sales for the same period of the previous fiscal year.

Gross profit during the first six months of fiscal year 2011 amounted to Ps. 505.9 million compared to Ps. 426.4 million during the same period of the previous year. The increase of Ps. 79.5 million in the gross profit between both periods mainly reflects an improvement of Ps. 78.3 million in the agribusiness segment and of Ps. 1.2 million in the real estate business.

Operating results for the period showed a Ps. 359.4 million profit, composed of operating income of Ps. 294.1 million in IRSA Inversiones y Representaciones S.A. (“IRSA”)’s segments for the first six months of fiscal year 2011 and a Ps. 65.3 million profit from Cresud’s agribusiness activities for the same period. This represents an improvement of Ps. 79.0 million as compared to the same period of the previous fiscal year. This is explained mainly by an increase of Ps. 70.3 million in agribusiness operating results, prompted by higher prices and margins in the beef cattle segment, and the gain resulting from the sale of “La Juanita” farm.

Net income for the first six months of fiscal year 2011 amounted to Ps. 107.0 million, compared to a Ps. 141.8 million income posted in the same period of the previous fiscal year. This is explained mainly by the higher financial burden resulting from the issuance of debt securities by our subsidiary IRSA and lower results from our interest in subsidiaries.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Main indicators (1)

For the six-month period ended December 31, 2010 and 2009:

Description		6 months ended December 31, 2010	6 months ended December 31,2009%
Sales
Wheat		8,522	6,105	39.6%
Corn		74,910	45,173	65.8%
Sunflower		1,691	9,239	(81.7%)
Soybean		29,232	26,981	8.3%
Other		20,685	15,609	32.5%

Total Sales- Crops (tons)		135,040	103,107	31,0%

Sales- Cattle Beef (tons)		4,926	3,345	47,3%

Sales- Milk (thousands of liters)		11,826	11,280	4,8%

Production
Wheat		15,719	11,144	41.1%
Corn		50,677	20,721	144.6%
Sunflower		860	745	15.4%
Soybean		14,209	10,144	40.1%
Other		6,205	460	1,250.0%

Total Production- Crops (tons)		87,670	43,214	102.9%

Production- Cattle Beef (tons)		3,006	2,243	34.0%

Production- Milk (thousands of liters)		12,028	11,398	5.5%

Exploited Surface Area (in hectares)
Crops	Own Farms (2)	59,561	53,542	11.2%
Leased Farms		51,927	43,054	20.6%
Farms under concession		10,467	11,024	(5.1%)
Cattle Beef	Own Farms	89,087	102,689	(13.2%)
Leased Farms		12,635	26,980	(53.2%)
Milk farm	Own Farms	2,486	4,637	(46.4%)
Sheep	Own Farms	100,911	100,911	0.0%
Land Reserves (in hectares)
	Own Farms	224,242	228,686	(1.9%)
	Farms under concession	114,397	115,840	(1.2%)
Surface under irrigation (in hectares)
	Own Farms	3,762	3,762	0.0%
Storage Capacity (in tons)
	Own Plants	10,000	10,000	0.0%
Stock of cattle heads
Breeding stock		64,197	69,208	(7.2%)
Winter grazing stock		8,735	23,799	(63.3%)
Milk farm stock		7,211	8,127	(11.3%)

Total cattle (heads)		80,143	101,134	(20.8%)

Daily average milking cows (heads)		3,357	3,311	1.4%

Notes:

1 -	Does not include Agro-Uranga S.A. (35.72% of 8,299 hectares).
2 -	Includes the “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, respectively, located in Santa Cruz, Bolivia, and the “Jerovia” farm, located in the District of Boquerón, Republic of Paraguay.

Summary of Operations

Crops

In Argentina, although the drought conditions affected production forecasts, lowering them by 6% for corn and 3% for soybean according to the United States Department of Agriculture (USDA), the wheat harvest has hit record figures. The expected reduction in production at country level, which is not as serious as in the 2008 season, has been largely offset by the increase in prices, which rose 90% for corn and 48% for soybean during this period, according to CBOT quotations.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

For this season we have 59,561 hectares in operation in our own farms, 51,927 in leased farms and 10,467 in farms under concession, totaling approximately 122 thousand hectares.

In Argentina, we have already planted approximately 8,060 hectares of wheat, 28,238 hectares of soybean and 29,948 hectares of corn. In Bolivia, thanks to double harvesting we were able to plant during the summer season, reaching approximately 15,566 hectares of soybean and 3,940 hectares of corn.

If we consider the exploited hectares operated by BrasilAgro and AgroUranga S.A., the aggregate planted surface area would stand at approximately 184 thousand hectares, an increase of more than 20% compared to the hectares in operation in the previous season.

Production revenues rose 122.8%, from Ps. 25.5 million to Ps. 56.9 million. This increase reflects a 103% increase in production amounts and to a 10% extent, by higher prices, reaching an average price per ton of Ps. 649. In this way, we achieved a production result of Ps. 8.7 million, spurred mostly by the international segment thanks to double harvesting.

Sales revenues rose 55% as compared to the same period in the previous fiscal year, from Ps. 69.7 million to Ps. 107.9 million. This increase is explained by a 31% improvement in sales volumes and to an 18% extent, by higher prices, achieving an average sales price of Ps. 799 per ton. Therefore, income from sales tripled as compared to the same period of the previous fiscal year, from Ps. 5.9 million to Ps. 15.4 million.

The lower increases in sales and production prices compared to the general evolution of commodity prices in the past year were motivated by a change in the production and sales mix, in which corn has increased its share.

Gross profit for the period quadrupled, from Ps. 6.0 million to Ps. 24.1 million.

The following table shows the tons already committed for the current season:

	Soybean	Corn
Tons sold	53,800	94,700
USD Sales price*	266.20	138.50

*	Local sales price, net of export withholding taxes.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Beef Cattle

During this semester live steer prices increased by 103% in Argentina according to figures released by the Ministry of Agriculture. This improvement in prices has resulted in a reduction in heifer slaughtering rates, showing a reversion in the trend which had brought Argentine cattle stocks down to an all-time low since 1989.

As of December 31, 2010 we had 101,722 hectares allocated to beef cattle production.

Sales revenues increased 273% as compared to the same period of the previous fiscal year, from Ps. 10.0 million to Ps. 37.4 million. This increase is explained by a 47% improvement in amounts sold and to a 153% extent, by higher prices.

Production revenues increased by 167% as compared to the same period of the previous year, from Ps. 5.5 million to Ps. 14.7 million. This increase is explained by a 34% improvement in amounts produced and to a 99% extent, by higher prices.

Gross profit improved from a Ps. 4.8 million loss in the first semester of fiscal year 2010 to a Ps. 2.0 million profit in this period, explained by an improvement in production margins.

Operating results of the beef cattle segment tripled as compared to the same period of the previous fiscal year, up from Ps. 13.1 million to Ps. 41.8 million. This improvement was caused mainly by holding results for Ps. 47.8 million, resulting from the strong appreciation of the stock experienced recently as a consequence of the improvement in beef cattle prices.

Milk

Prices have shown signs of stability, underpinned in part by the high international prices of powder milk.

Operating results in the milk segment amounted to an income of Ps. 3.1 million gain in the first semester of fiscal year 2011, compared to a Ps. 0.6 million loss in the same semester of the previous fiscal year. This improvement is explained by higher production revenues, which were spurred by a 5.5% increase in the liters of milk produced and an improvement of approximately 53.0% in average milk prices during the period, as compared to the same period in the previous fiscal year.

Sale of Farms

On September 3, 2010, Cresud executed a title deed whereby it sold and surrendered possession of the “La Juanita” farm.

The transaction was agreed for a total price of US$ 18.0 million. The sale resulted in a gain of approximately Ps. 49.4 million.

Within the framework of the transaction, the Company signed a commodatum agreement until January 10, 2011 on some fractions of the abovementioned property, with the intention to continue with productive activities there until such date.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Development of marginal lands

	Anta	Los Pozos	La Esmeralda	Cresca	Total
New hectares planted in 2011	3,559	3,810	1,828	6,000	15,197
New hectares to be developed for crop production in 2011	4,800	4,700	500	6,000	16,000

International Expansion

BrasilAgro

Property	Location	Total Surface Area (ha)	Purchase Price (Million of R$)
Sao Pedro	Chapadao do Ceu/GO	2,447	R$	10,440
Cremaq	Baixa Grande Riberio/PI	32,702	R$	43,150
Jatoba (1)	Jaborandi/BA	31,606	R$	36,100
Alto Taquari	Alto Taquari/MT	5,186	R$	34,230
Araucaria	Mineiros/GO	9,682	R$	72,570
Chaparral	Correntina/BA	37,182	R$	47,840
Nova Buriti	Januaria/MG	24,155	R$	22,250
Preferencia	Barreiras/BA	17,799	R$	10,980
Horizontina	Tasso Fragoso/MA	14,359	R$	37,200

Total		175,118	R$	314,760
Total Owned by BrasilAgro		171,958	R$	311,200

BrasilAgro has ended its summer planting for the 2010/2011 crop season with 58,500 hectares planted, as per the following breakdown: 39,200 hectares of soybean, 6,400 of corn, rice and cotton, 4,400 of pastures and 8,500 hectares of sugar cane.

During this semester, BrasilAgro increased its net sales of crops by 186% as compared to the same period in the previous fiscal year, from R$ 5.5 million to R$ 15.7 million, as a result of the increase in planted areas and yields. In addition, sugar cane was added during this season, resulting in net sales of R$ 17.5 million. All of this favorably impacted on Cresud, with positive results of Ps. 1.2 million.

On January 20 an appraisal of BrasilAgro’s farms was made, which resulted in an amount of R$ 816 million, 109% higher than the aggregate amount invested in such farms.

On January 3, 2011, BrasilAgro filed its issuance prospectus with the Brazilian Securities Commission (CVM) for it to review the registration of a primary public offering of common shares issued by the Company (“Offer” and “Shares”), whose related capital increase will be resolved upon by its Board of Directors in due course.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Execution of Addendum to Stock Purchase Agreement with Tarpon

In October 2010, Cresud directly and indirectly purchased 9,581,750 common shares of BrasilAgro - Companhia Brasileira Propiedades Agrícolas (“BrasilAgro”). As consideration, Cresud paid R$ 76,074,205 between October and December, and the price balance, of R$ 52,551,490, is payable on April 27, 2011. The price balance is secured by a pledge over 3,864,086 shares. 64,000 first issue warrants and 64,000 second issue warrants were also purchased. Therefore, at present Cresud holds a 35.75% interest in BrasilAgro.

IRSA Inversiones y Representaciones S.A.

As of December 31, 2010, our equity interest in IRSA was 57.5%.

IRSA is one of Argentina’s leading real estate companies in terms of total assets.

IRSA is engaged, directly or indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•

The acquisition, development and operation of shopping centers, through its 94.9% interest in Alto Palermo S.A. (APSA) (“APSA”) (Nasdaq: APSA, BCBA: APSA). APSA is one of Argentina’s leading operators of shopping centers and owns or holds a controlling interest in 12 shopping centers with 300,000 square meters of Gross Leasable Area.

•

The acquisition, development and exploitation of office buildings and other non-shopping center properties primarily for rental, for which purpose it has over 150,000 square meters of office leasable space.

•	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

•	The acquisition and exploitation of luxury hotels.

Moreover, IRSA currently owns a 29.78% interest in Banco Hipotecario, one of the leading financial institutions in Argentina.

The following information has been extracted from the Consolidated Financial Statements of our controlled company IRSA as of December 31, 2010:

in ARS M	IIQ 11	IIQ 10	var YoY (%)	6 M 11	6 M 10	var YoY (%)
Revenues	390.9	393.4	-1%	697.7	656.6	6%
Operating Income	162.7	180.2	-10%	300.7	291.8	3%
Depreciation and Amortization	40.1	40.7	-1%	79.1	80.8	-2%
EBITDA	202.8	220.9	-8%	379.8	372.6	2%

Net Income	120.3	132.9	-9%	176.5	264.3	-33%

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its webpage (www.irsa.com.ar), in the Argentine Comisión Nacional de Valores website (www.cnv.gob.ar) or in the Securities and Exchange Commission website (www.sec.gov).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Consolidated Financial Debt

Cresud

As of December 31, 2010 we had borrowed a total of US$ 196.21 million equivalent, without consolidating IRSA. The following table contains a breakdown of Cresud’s indebtedness.

CRESUD’s debt	Currency of issuance	Outstanding principal amount in US$ MM equivalent	Rate	Maturity date
Short-term debt	Ps./US$	US$71.04	Variable	Up to 270 days
Crop production financing	US$	US$ 37.34	Variable	Up to 273 days
Tranche I, Series III Notes	AR$	US$ 8.9	Variable (Badlar+4.0%)	Apr-12
Tranche I, Series IV Notes	US$	US$ 17.82	Fixed (7.75%)	Jul-12
Bolivia farms(1)	US$	US$ 2.48	—	Feb-11
BrasilAgro shares purchase(1)	R$	U$D 31.63	—	Apr-11
Total debt		US$ 196.21

Note: The exchange rate considered for the loans was US$ 1= Ps.3.98.

(1)	Shown in the caption Other indebtedness in the Consolidated Balance sheet.

Sale of IRSA’s Series I Notes

During November and December 2010, the company sold in the over-the-counter market IRSA Inversiones y Representaciones Sociedad Anónima’s Series I Fixed Rate Notes due 2017 for a principal amount of US$ 33,152,000. As a result of this sale, the Company’s received US$ 34,097,674 in proceeds, on account of principal and interest coupons.

Collection of Cash dividends

On November 23, 2010, $ 60,720,150 were collected as cash dividends paid by IRSA to its shareholders.

Payment of Cash dividends

On December 9, 2010, the company’s board of directors approved the distribution of cash dividends for $ 69,000,000. They were made available on January 7, 2011.

Capital Increase in Cactus Argentina

On December 23, 2010, Cactus Argentina increased its capital stock by $ 16,000,000, including issue premium. Therefore, Cresud’s interest in Cactus reached 80%.

Prospects for next quarter

At global level, crop prices have increased sharply in the recent months. In Chicago, soybean price rose 25.9% during the second quarter of this fiscal year.

There is a correlation between these increases and the USDA’s downward revisions of U.S. crop forecasts. The lower than expected supply and the firm demand prompted by the growth experienced in the large emerging economies have had a strong impact on prices. Grain inventory stocks relative to consumption levels are at historically lows (reaching the lowest figures for the past 15 and 30 years in the case of corn and soybean, respectively), another factor that squeezes future supply even further, fueling price increases.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

On the other hand, the uncertainty related to the value of fiduciary currencies resulting from the various monetary flexibilization programs implemented by central banks at world level boosts the potential for appreciation of the real assets in Cresud’s portfolio: commodities and real estate.

At production level, prospects are promising. The wheat season has been excellent and the potential reduction in soybean and corn yields due to the La Niña weather effect has been offset by higher prices. In addition, we continue to increase our planted hectares, which have risen by 20% to 184 thousand in the current fiscal year, including Brasilagro. In this sense, the consummation of our purchase of Brasilagro’s stake marks a continuation in our strategy to penetrate in the region and increase production volumes, in line with our objective of forming a regional portfolio with significant development and appreciation potential.

In Argentina, we are making progress in our strategy of supplementing agriculture in our own farms with agricultural activities in leased farms and farms under concession. As regards leases, we have focused on renting lands in more centric areas, seeking to stabilize yields and supplement our development activities in our own farms.

As concerns transforming and adding value to our own hectares, we will continue developing our farms in Salta and Paraguay, where we expect to develop 16 thousand additional hectares to be placed into production in fiscal year 2012.

Finally, as concerns our dairy business, following the sale of the “La Juanita” establishment we will focus on milk production in our state-of-the-art dairy facility in El Tigre, which we plan to operate at full capacity. In this way, the actions described above related to the expansion of planted areas and the increase in Brasilagro’s stake are aimed at obtaining higher volumes in a scenario of attractive market prices.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 - floor 23

Autonomous City of Buenos Aires

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 30, 2010 and 2009, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 30, 2010 and 2009 and the complementary notes 1 to 27 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, at December 30, 2010 and 2009, and the related consolidated statements of income and of cash flows for the six-month periods ended December, 2010 and 2009 and notes 1 to 16, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2010 and 2009, on which we issued our unqualified report dated September 8, 2010, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 30, 2010 and 2009 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2010.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements were transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At December 30, 2010, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System according to the accounting records amounted to Ps. 2,306,696 none of which was claimable at that date.

Autonomous City of Buenos Aires, February 11, 2011.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 23, 2011.